FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of September (September 19, 2002)

ANSELL LIMITED
(Translation of registrant's name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ___ No X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

139 pages

Notes:

Unless otherwise stated herein, references to "$" are to Australian dollars and all dollar amounts are expressed in Australian dollars.

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "anticipate", "approach", "begin", "believe", "continue", expect", "forecast", "going forward", "improved", "likely", "look forward", "opportunity", "outlook", "plans", "potential", "proposal", "should", and "would" and similar expressions are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company's business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations (particularly with respect to Ansell and its various healthcare segments).

The birth of Ansell Limited marks our transformation from a conglomerate to a single, global business focusing on broad-based healthcare protection, where we already have 97 years of history and experience: providing exceptional solutions, products and value to our customers.

Ansell

Financial Report 2002



/3

The Financial Report of Ansell Limited and Controlled Entities - 2002 is designed to comply with both the Australian statutory reporting requirements and fulfil the Form 20-F annual reporting obligations of the United States Securities and Exchange Commission ("SEC").

Ansell Limited is required to fulfil the SEC Form 20-F reporting obligations because its shares are traded in the US as American Depositary Shares ("ADS"), represented by American Depositary Receipts ("ADR's"). These are traded in the United States in the over-the-counter market and are quoted on the NASDAQ National Market System.

Ansell Limited
ACN 004 085 330
678 Victoria Street
Richmond, VIC
Telephone (61 3) 9270 7270
Facsimile (61 3) 9270 7300

Please note that the Annual Review 2002 contains the Concise Financial Report of Ansell Limited which is derived from the Financial Report 2002. The Annual Review 2002 does not constitute part of this report.

Both the Annual Review 2002 (containing the Concise Financial Report) and the Financial Report 2002 are available from the Company's website (www.ansell.com) or upon request. Information on the web site does not constitute part of this report.

Financial Statements - 30 June 2002

Table of Contents: **Page**

The following are the backgrounds of the Directors of Ansell Limited at the date of this Report.

EDWARD D TWEDDELL, BSc, MBBS (HONS.), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO. He is also Chairman of the Nepenthe Group Pty Ltd.

Resident Adelaide. Age 61

HARRY BOON, LLB (HONS), B.COM

Managing Director and Chief Executive Officer of Ansell Limited since April 2002. He has been with Ansell since 1976, and has been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.

Resident USA. Age 54

PETER L BARNES, B.COM, MBA MELB

Appointed Non-executive Director in October 2001. He is chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Resident Sydney. Age 59

HERBERT J ELLIOTT, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Resident Perth. Age 64

S CAROLYN H KAY, BA, LLB, MAICD

Non-executive Director since May 2000. She is an Advisor with Morgan Stanley, a Director of Mayne Group and the Treasury Corporation of Victoria. She is also Deputy Chair of the Art Foundation of the National Gallery of Victoria and the Victorian Funds Management Corporation.

Resident Melbourne. Age 41

STANLEY P GOLD, AB, JD

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc., and President and Managing Director of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd.

Resident USA. Age 59

MICHAEL J MCCONNELL, (ALTERNATE TO MR STANLEY GOLD SINCE OCTOBER 2001)

Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors, Inc. He is also a Director of Newport Technology Fund, Nuplex Industries and Port-Link International.

Resident USA. Age 36

RELEVANT INTERESTS

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the provisions of Section 235 of the Corporations Act, were:

	1	2	3
E D Tweddell	27,979		
P L Barnes	3,787		
H Boon	10,340	120,000	
H J Elliott	3,761		
S P Gold	721		24,428,841
S C H Kay	3,248		

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. Beneficial, Executive Share Options. These were granted in 1997, have an exercise price of $16.50, are subject to performance hurdles which have not been satisfied, and expire on 11 December 2002.
3. Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent economic interest in the holding of Trefoil International III, SPRL, of which he is also a Director. Trefoil International III, SPRL is a related body corporate of Shamrock Holdings of California Inc.

NON-EXECUTIVE DIRECTORS' SHARE PLAN

Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan during the financial year and included in the Relevant Interests above, are as follows:

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE A$
Dr E D Tweddell	2,535	17/12/01	$0.95
	3,900	14/03/02	$1.15
	692	18/06/02	$6.48
Mr P L Barnes	1,251	17/12/01	$0.95
	1,408	14/03/02	$1.15
	255	18/06/02	$6.48
Mr H J Elliott	2,294	14/09/01	$0.72
	1,704	17/12/01	$0.95
	1,300	14/03/02	$1.15
	230	18/06/02	$6.48
Mr S P Gold	1,155	17/12/01	$0.95
	1,300	14/03/02	$1.15
	230	18/06/02	$6.48
Ms S C H Kay	2,417	14/09/01	$0.72
	1,770	17/12/01	$0.95
	1,462	14/03/02	$1.15
	254	18/06/02	$6.48

Note: All acquisitions of shares after 12 April 2002 relate to shares in Ansell Limited following the consolidation of the Company's share capital, approved by shareholders at a General Meeting, on the basis that five existing shares were consolidated into one new share.

In addition, Messrs A B Daniels, J T Ralph and I E Webber participated in the Plan prior to their respective retirements as Directors of the Company. Details of the shares they acquired under the Plan are as follows:

- on 14 September 2001, Mr J T Ralph 6,229 shares, Mr A B Daniels 2,458 shares and Mr I E Webber 2,417 shares, each at $0.72 per share; and
- on 17 December 2001, Mr A B Daniels 1,836 shares and Mr I E Webber 1,770 shares, each at $0.95 per share.

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice.

RESPONSIBILITIES

The Board's responsibilities and duties include the following:

- review and determine strategic direction and policies, allocation of resources, planning for the future and plan for succession;
- to appoint a Chief Executive Officer for the ongoing management task of developing and implementing suitable business strategies, consistent with the Company's policies and strategic direction;
- regularly evaluate the performance of the Chief Executive Officer and senior management, and determine their remuneration;
- monitor and oversee the Company's financial position, including the audit process; and
- ensure that the conduct of the Company and its officers are legally and ethically of the highest order, and that work practices in all operations give priority to safety.

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, engineering and professional advisers; and
- a process to identify and measure business risk.

The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group.

The Company has procedures in place to ensure that Directors, executives, management and employees carry out their duties and responsibilities to the highest ethical standards. These procedures and practices set high standards for ethical behaviour and business practice beyond complying with the law, and are based on the following key principles:

- acting with fairness, honesty and integrity;
- being aware of and abiding by laws and regulations;
- individually and collectively contributing to the well-being of shareholders, customers, the economy and the community;
- maintaining the highest standards of professional behaviour;
- avoiding or managing conflicts of interest; and
- striving to be a good corporate citizen, and to achieve community respect.

The Company's ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees that assist the full Board in examining particular areas or issues.

It is also the Company's practice that Directors visit a number of the Company's facilities in each year.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD AND ELECTION PROCESSES

The Ansell Board currently has six Directors. In addition, one alternate Director has been appointed to represent an overseas based Director. Of those, five have been appointed as Non-executive Directors (including the Chairman) and one is an Executive Director (the Chief Executive Officer who is also Managing Director).

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years. The Board also has a general policy that Non-executive Directors should retire from the Board at the age of 70, and that Executive Directors should, in general, retire by the age of 60.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman or the Board prior to accepting a position as a Non-executive Director of another company.

REMUNERATION

Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing all of this amount by way of fees. In addition, reflecting the assets divested and the refocusing of the Company, the normal annual fee payable to each Director has not increased since 1994.

Directors receive an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum is paid to Directors appointed to the Audit Committee with the Committee Chair receiving an additional $2,500. No fees are currently payable for participation on other committees.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people. Retirement benefits based on period of service are paid in accordance with the Corporations Act and a schedule previously approved by shareholders. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10 per cent of his or her annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to a Non-executive Directors' Share Plan. At an Extraordinary General Meeting on 12 April 2002, shareholders approved the issue to Non-executive Directors of shares in the Company, in accordance with amended rules of the Plan that now enable Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company.

As members of management, Executive Directors, when appointed, do not receive fees or Directors' retirement benefits. They are members of the Company's Superannuation Fund and, as such, receive Company retirement benefits.

DEALINGS IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price- sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are known by each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships held to signal any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, information is not provided to the Director, and the Director does not participate in, or vote at, the meeting where the matter is considered.

BOARD COMMITTEES

As a result of the changing focus and the smaller size of the Company, the Board has reorganised its committee arrangements such that the previous five committees have been reduced to two, being the Audit Committee and a combined Nominations, Remuneration and Evaluation Committee.

The reduced size of the Board has meant that it is now capable of dealing with a range of committee issues in full session. Accordingly, the former Corporate Conduct and Donations committees were discontinued during the year, and the Board has assumed responsibility for their function.

The two ongoing committees are made up of Non-executive Directors only. The Board reviews the charter of each committee periodically.

Senior executives attend Board and committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangement. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditors' remuneration, and advises the Board on their remuneration and appointment. The Committee reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported. The Chief Executive Officer, General Manager - Finance & Treasury, Group Chief Accountant and principal external audit partner participate at meetings by invitation.

NOMINATIONS, REMUNERATION AND EVALUATION COMMITTEE

This Committee now combines the functions of the previously separate Nominations Committee and Remuneration and Evaluation Committee. Because of the significant number of changes that were occurring at both Board and senior management level during the year, the functions of the Committee were handled at meetings of the full Board. Responsibility for those duties will now be re-assumed by the Committee, the composition of which is yet to be determined.

This Committee's charter provides for it to periodically review the structure of the Board, and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include the candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters including succession and senior executive compensation policy, including short- and long-term incentive plans, and advises the Board accordingly.

The Committee has available independent professional advisers in supporting Ansell's policy of attracting high-calibre people at all levels, and to ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

CONTINUOUS DISCLOSURE

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company publishes annual reports, media releases, and other investor relations publications on its website, at www.ansell.com

POLITICAL DONATIONS

No donations at either the Federal or State level have been made to any political party since the previous Annual Report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2002

	Board		Audit		Corporate Conduct		Donations	
	Held	Attd	Held	Attd	Held	Attd	Held	Attd
DIRECTORS – CONTINUING								
E D TWEDDELL	6	6	1	1				
P L BARNES	5	5	3	3				
H BOON	1	1						
H J ELLIOTT	10	9			1	1		
S P GOLD	6	6						
S C H KAY	10	9	5	4			1	1
DIRECTORS – FORMER								
J T Ralph	6	6	2	2				
A B Daniels	8	8	4	4	1	1	1	1
N A D'Aquino	3	3	2	2				
R J Mclean	1	1						
I E Webber	8	8			1	1		

Held - Indicates the number of meetings held while each Director was in office.

Attd - Indicates the number of meetings attended during the period that each Director was in office. In the case of Mr R J 'McLean to 27 July 2001, Mr N A D'Aquino to 30 September 2001, Mr J T Ralph to 30 November 2001, and Messrs A B Daniels and I E Webber to 20 March 2002. For Dr E D Tweddell, Mr P L Barnes and Mr S P Gold from the date of their appointments on 26 October 2001, and Mr H Boon from 30 April 2002. Mr S P Gold attended one meeting in person, and was represented at each other meeting by his alternate, Mr M J McConnell.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 26 April 2002 in relation to the one for five share consolidation. A special Board Committee meeting comprising Dr E D Tweddell, Mr P L Barnes and Mr H J Elliott was convened on 30 April in connection with the appointment to the Board of Mr H Boon.

The Corporate Conduct and Donations Committees met on one occasion during the year prior to being discontinued and their functions being assumed by the Board.

Report of the Directors

This Report by the Directors of Ansell Limited, formerly Pacific Dunlop Limited, ('the Company') is made for the year ended 30 June 2002, pursuant to Division 1 of Part 2M.3 of the Corporations Act.

DIRECTORS

The names of each person who has been a Director of the Company during or since the end of the financial year; particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements; are as set out on pages 4, 5 and 9.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are also set out on page 9.

At the date of this Report, there is an Audit Committee of the Board comprising Mr P L Barnes (Chair), Mr H J Elliott, and Ms S C H Kay. Other Directors are entitled to attend meetings of this Committee, and often do so.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') changed during the year, with its transformation from a conglomerate to essentially a single, global business based on protective products in a broad healthcare context. Following the sale of certain businesses, as noted below, the Group's principal activities involved the manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Personal Healthcare markets.

The major business sales that were completed during the year were:

- effective 23 August 2001, a subsidiary company, Ambri Pty Limited, was sold to Optecom Limited, which subsequently changed its name to Ambri Limited, for $10 million cash and 8.32 million shares (representing at that time, a 19.9 per cent shareholding).
- effective 20 September 2001, the Company sold its Automotive Distribution business in Australia and New Zealand to a company owned and funded by institutional investors comprising GS Private Equity, Gresham Partners and Macquarie Direct Investment, for $251.5 million.
- effective 30 November 2001, the company sold its Pacific Brands business to an investor consortium led by CVC Asia Pacific Limited, and co-led by Catalyst Investment Managers Pty Ltd, for $730 million.

A number of small, non-core businesses were divested or closed during the year.

DIVIDENDS

As shown in last year's Report, an interim ordinary dividend of $0.05 per share (unfranked) in respect of the year ended 30 June 2001 was paid on 2 July 2001, totalling $46,502,192.

In view of the loss recorded in the year, and in a further step to rebuild the Company's balance sheet and capacity to fund future growth, no final dividend was paid in respect of the year ended 30 June 2001. No interim dividend was paid, and no final dividend will be paid in respect of the year ended 30 June 2002.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

During the year, most of the Group's Australian operations were divested. These businesses, which included manufacturing activities, were subject to a range of environmental regulation, including a number of licences required for the industries in which the Company operated, under Commonwealth, States and Territory legislation. In relation to the divested businesses, the Group had an established environmental management system, which reported regularly to the Corporate Conduct Committee and the Board. The Group's continuing Australian operations are not subject to any specific or material environmental regulation.

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of operations of the Group during the year and the results of those operations is contained on pages 14 to 16. The Group net loss attributable to shareholders was $115.8 million (US$60.5 million) after tax for the year ended 30 June 2002. This compares with a loss in the previous year of $139.4 million.

The result for the year under review includes a number of major non-recurring items, including the write-off of the Company's investment in Exide Corporation and receivables following Exide's bankruptcy in the USA, a write-off resulting from the closure of the Troy, USA manufacturing plant, and the write-off of tax balances attributable to Australian operations.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was up 12.5 per cent to $162.3 million (US$84.7 million) from $144.3 million in the previous year.

Operating EBITA of the Pacific Automotive business for the two months that it was owned by the Company was $7.5 million (US$3.9million) compared with $4.5 million for the corresponding period. The Pacific Brands business, which was sold in November 2001, recorded an Operating EBITA of $52.4 million (US$27.4 million) compared with $48.6 million for the similar period last year.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year, there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2002, are referred to above. In the opinion of the Directors, it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Nominations, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for Executive Directors and senior management, the Company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's employee share and option plans. Executive and senior management performance review and succession planning are matters referred to, and considered by, the Committee.

The Nominations, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors - As indicated above, within the aggregate amount approved by shareholders, the fees of the Chairman and Non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by, those Directors in discharging their duties. In total, fees paid to the Directors have not increased since 1994. As indicated above, each Non-executive Director is required to reinvest a minimum of 10 per cent of his or her annual gross fee in acquiring shares in the Company, pursuant to the Company's Non-executive Directors' Share Plan, details of which shares are set out on page 5.

Senior executives - Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities. Remuneration packages of senior executives may incorporate both short- and long-term performance-based components.

Short-term performance-based components include entitlements to bonus payments. The Company proposes to introduce in 2002 a new stock incentive plan for continuing executives. Shareholder approval will be sought at the 2002 Annual General Meeting for the grant of options to the Managing Director under the new incentive plan. Long-term performance-based components may include equity participation through this stock incentive plan.

The Company's existing share option plan is closed to new participants. During the financial year, no options over unissued shares were issued, nor have any options been granted since the end of the financial year, nor exercised at the date of this Report.

The table below sets out the remuneration provided to the Directors and the most highly remunerated officers of the Company and the Group (including those based overseas) for the financial year. All values are A$ unless otherwise stated.

INDEMNITY

The Company has entered into Deeds of Access, Indemnity and Insurance with Dr E D Tweddell, Ms S C H Kay and Messrs P L Barnes, A B Daniels, H J Elliott, S P Gold, I E Webber and M J McConnell (alternate Director for Mr Gold), as foreshadowed in the noticé for the General Meeting of shareholders held on 12 April 2002 and following receipt of shareholder approval to the new Constitution at that meeting. A Deed in the same form was entered into with Mr Boon following his appointment as Managing Director.

No other Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year, except that rule 61 of the Company's Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to persons (excluding Group companies) to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2002) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

	Fixed Remuneration [a]	Fees [b]	Incentives [c]	Superannuation Contributions [d]	Total
	$	$	$	$	$
NON-EXECUTIVE DIRECTORS - CONTINUING					
E D Tweddell [e] [f]					
Chairman	173,021	114,240		8,803	296,064
P L Barnes [e]		44,976		3,598	48,574
H J Elliott		62,815		5,025	67,840
S P Gold [e] [g]		41,014		3,281	44,295
S C H Kay		67,536		5,403	72,939
NON-EXECUTIVE DIRECTORS - FORMER					
J T Ralph [h]		86,990 [i]		6,007	92,997
A B Daniels [j] [k]	360,000	73,370		8,803	442,173
N A D'Aquino [l]		16,565		1,325	17,890
R J McLean [m]		4,993		399	5,392
I E Webber [j]		46,690		3,735	50,425
MANAGING DIRECTOR AND OFFICERS [t] OF THE COMPANY AND THE GROUP					
H Boon [n] [u]					
Managing Director	(US$) 621,599		(US$) 74,552	(US$) 152,635 [o]	(US$) 848,786
P Corke [p] [u]	(US$) 221,204		(US$) 44,160	(US$) 16,800 [o]	(US$) 282,164
P R Gay [q]	1,640,293			45,321	1,685,614
R P Hulstrom [q]	523,693			21,055	544,748
P R Moore [r]	256,571		702,500 [s]	47,175	1,006,246
W G Reilly [p] [u]	(US$) 211,200		(US$) 41,000	(US$) 17,500 [o]	(US$) 269,700
I D Veal [q]	1,537,196			28,193	1,565,389

(a) Comprises the cost to the Company of cash salary, non-cash benefits, such as motor vehicles, housing loans and home office expenses, and expatriate assignment costs.
(b) Includes fees in connection with Board and Board Committee responsibilities.
(c) Performance-based payment.
(d) Includes for Australian-based Officers, and one US-based Officer, an imputed notional contribution calculated at an actuarial rate, and in the case of Directors, at the rate that would satisfy Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2002 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and executives set out in Note 28 to the Financial Statements.
(e) Appointed 26 October 2001.
(f) Includes remuneration for extra services related to the strategic review of Ansell Healthcare and the resolution of matters carried over from the Pacific Dunlop Limited structure.
(g) Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company's constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold's alternate.
(h) Retired 30 November 2001.
(i) Includes provision of a vehicle.
(j) Retired 20 March 2002.
(k) Includes remuneration paid for extra services as Acting Chief Executive Officer for the period to 31 December 2001.
(l) Retired 30 September 2001.
(m) Retired 27 July 2001.
(n) US-based Officer. Appointed Chief Executive Officer on 12 April 2002, and Managing Director on 30 April 2002.
(o) Includes contributions to US non-qualified pension or benefit plan.
(p) US-based Officers.
(q) Ceased employment during year. Payments include statutory and previously negotiated contractual amounts due on termination of employment, including accumulated annual leave and long service leave.
(r) Ceased employment with the Group during year upon the sale of the Pacific Brands business.
(s) Includes retention incentive relating to sale of business.
(t) The officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other executives who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.
(u) US-based Officers are paid in US$. The average exchange rate for the period as set out in the financial statements is US$0.52214 = A$1.00

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

E D Tweddell
Director

H Boon
Director

Dated in Melbourne this 3rd day of September 2002

The following discussion and analysis is provided to assist members in understanding the financial report.

Translation of amounts from Australian dollars into US dollars have been made for the convenience of the reader at the rates set out in the financial statements.

Statement of Financial Performance

Total revenue in 2001/2002 of $3,190.4 million (US$1,665.8 million) included other revenue of $939.7 million (US$490.7 million) which related to proceeds from the sale of businesses.

Sales revenue in 2001/2002 was $2,222.8 million (US$1,160.7 million) compared with $4,156.8 million in 2000/2001. Sales revenue was lower as a result of the divestiture of the Pacific Automotive business in August 2001 and Pacific Brands business in November 2001.

Sales from continuing Ansell Healthcare operations (Occupational, Professional and Consumer Divisions) of $1,414.2 million (US$738.5 million) increased marginally over the previous year, with improvements in both the Professional and Consumer divisions, offset by lower sales recorded in Occupational.

Operating EBITA from continuing operations increased by $19.7 million (US$10.3 million) or 17.2% reflecting substantial improvement in the Professional Division (31.3%), a solid improvement in the Consumer Division (10.8%), with a reduction in the Occupational Division of 16.5%, reflecting the industrial downturn worldwide.

Discontinued businesses which predominantly consisted of the operations of Pacific Automotive and Pacific Brands contributed EBITA of $61.0 million (US$31.9 million), while the net gain on sale of entities and businesses, contributed $25.7 million (US$13.4 million).

The Group continued its rationalisation and restructuring programmes, with the closure of certain manufacturing plants, predominantly in the USA and the transfer of production to Malaysia and Mexico. The programme that commenced in the previous year, saw an additional element added, with the announced closure of the manufacturing facility at Troy in the USA. This resulted in a $63.1 million (US$32.9 million) write-down in the first half.

A review of the carrying value of all assets resulted in the write-down of all amounts owed by and shares held in Exide Technologies of the USA. This company, which had previously purchased the GNB Battery operations, was placed in Chapter 11, the reorganisation chapter of the US Bankruptcy Code on April 15, 2002, causing a $99.9 million (US$52.2 million) write-down.

Income tax expense for the year was $55.8 million (US$29.1 million), a reduction of $134.1 million (US$70.0 million) on the previous year's $189.9 million. The current year expense included the write-off of tax balances attributable to the Australian operations of $15.2 million (US$7.9 million), compared to $158.5 million in the previous year.

The net loss after income tax attributable to shareholders for the year of $115.8 million (US$60.5 million) compared to a loss of $139.4 million in 2000/2001.

As detailed in the Industry Segments Report on a geographic basis, sales revenue from continuing Ansell Healthcare operations changed only marginally on the previous year, while operating EBITA saw a strong increase in the European region. Approximately 90% of Ansell Healthcare sales revenues are derived outside of the Australia/S.E. Asia region.

Statement of Financial Position

The Group's total assets reduced during the year due to asset write-downs and the sale of businesses from $3,476.2 million to $1,832.7 million (US$1,037.4 million). This was accompanied by a reduction in total liabilities from $2,410.0 million to $956.7 million (US$541.5 million) as a result of these sales and the repayment of debt from the proceeds.

Statement of Cash Flows

The sale of businesses during the year resulted in a reduction in net cash provided by operating activities from $226.6 million in 2000/2001 to $113.1 million (US$64.0 million) in 2001/2002. Net cash provided by operating activities included $82.7 million (US$46.9 million) of payments related to non-recurring activities, compared with $54.5 million in the previous year. Restructuring payments were the major component of these non-recurring payments.

The current year did, however, see net cash provided by investing activities of $874.5 million (US$495.0 million) up by $245.8 million (US$139.1 million) on the previous year. Capital expenditure was down from $76.0 million to $34.3 million (US$19.4 million) due to the Group's smaller size.

Net debt reduction was significant in the current year, falling from $1,299.8 million in 2000/2001 to $365.6 million (US$206.9 million) at the end of 2001/2002. This occurred as a result of business sale proceeds of $936.4 million (US$530.0 million) being applied to debt reduction. Debt reduction was further assisted by the strong Australian dollar, which reduced borrowings by $41.0 million (US$23.2 million), offset by the impact of dividend payments and net interest and borrowing costs.

The reduced net debt improved balance sheet ratios for the Group, with Net Debt to Equity falling from 121.9% last year to 41.8%. Net Liabilities to Equity decreased from 196.9% to 79.7%.

Group borrowings are significantly US dollar based, reflecting the major currency of the foreign investments of the Group. The Group does not have a programme to hedge foreign assets, but aligns the currency of the Group's borrowings to the currency of the Group's assets and underlying cash flows.

Over the year cash reserves reduced from $310.9 million to $258.5 million (US$146.3 million) at 30 June 2002. In addition, the Group holds restricted deposits of $18.4 million (US$10.4 million), down from the previous year's $27.0 million, which have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Lead.

Interest Costs

The Group's borrowing portfolio at 30 June 2002, had an average maturity of 949 days (previous year 829 days), was 83.4% fixed and 16.6% floating, with an average interest duration of 711 days, compared to the previous year's 110 days. The average cost of debt for 2002 was 5.63%, down from the previous year's level of 6.76%.

Net interest expense and borrowing costs for the year were $54.7 million (US$28.6 million) compared to the previous year's $99.4 million. This fall was due to the reduction in net debt, lower interest rates and a stronger Australian dollar.

The Group completed a US$100 million three-year Revolving Credit Facility with four core banks in January 2002, with a 3-year term. This facility remains unused and together with the substantial cash on deposit, means the Group has strong financial flexibility and liquidity.

Ratings

The Group's ratings are as follows:-

	Long Term	Outlook	Short Term
Moody's	Ba2	Negative	Not Prime
Standard & Poor's	BB+	Negative	B

The current ratings from both rating organisations were announced in August 2001 and were reviewed subsequent to the half year profit announcement in February 2002.

Working Capital

Substantial progress was made on improving working capital during the year. Ansell Healthcare's working capital to sales ratio in 2001/2002 was 21.9% an improvement on the 2000/2001 ratio of 26.4%. This is comprised of the following:

		2002	2001
Inventory to Sales	(%)	16.7	20.4
Debtors to Sales	(%)	16.5	17.3
Creditors to Sales	(%)	11.3	11.3

Capital Expenditure

Capital expenditure totalled $34.3 million (US$19.4 million) for the year, down on the previous year's $76.0 million.

Capital expenditure in relation to continuing businesses was $22.3 million (US$12.6 million) down from the 2001 level of $26.9 million.

Depreciation (Including Amortisation of Leased Assets)	2002 $m	2002 US$m	2001 $m
Group	53	28	95
Continuing Operations	42	22	43

Factories by Region - Ansell Healthcare	2002	2001
Australia & S.E. Asia	9	9
Americas	7	7
Europe	1	1
Total	17	17

Assets Employed by Region - Ansell Healthcare	2002 %	2001 %
Australia & S.E. Asia	35	32
Americas	43	51
Europe	22	17

Statements of Financial Performance

of Ansell Limited and Controlled Entities for the year ended 30 June 2002

		Consolidated				The Company		
		2002	2002	2001	2000	2002	2001	2000
	Notes	$m	US$m (a)	$m	$m	$m	$m	$m
Revenue								
Total revenue	3	3,190.4	1,665.8	5,267.3	5,811.2	1,257.4	1,904.7	1,957.9
Expenses								
Cost of goods sold		1,493.3	779.7	2,895.4	4,080.2	354.4	1,054.7	1,060.0
Selling, distribution and administrative		587.1	306.5	1,136.3	1,460.6	150.2	467.7	578.4
Write-down of assets		176.5	92.2	97.7	160.0	82.4	890.7	186.0
Net assets of businesses disposed		922.4	481.6	895.2	11.6	514.5	36.2	-
Total expenses, excluding borrowing costs		3,179.3	1,660.0	5,024.6	5,712.4	1,101.5	2,449.3	1,824.4
Borrowing costs	4	70.2	36.7	144.3	149.5	67.0	129.5	124.5
Share of net profit/(loss) of associates' and joint venture entities		1.9	1.0	(44.3)	(1.9)	-	-	-
Profit/(loss) from ordinary activities before income tax expense		(57.2)	(29.9)	54.1	(52.6)	88.9	(674.1)	9.0
Income tax expense attributable to ordinary activities	8	55.8	29.1	189.9	29.8	17.3	81.8	13.0
Net profit/(loss) from ordinary activities after income tax expense		(113.0)	(59.0)	(135.8)	(82.4)	71.6	(755.9)	(4.0)
Outside equity interests in net profit/(loss) after income tax		2.8	1.5	3.6	4.1	-	-	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders		(115.8)	(60.5)	(139.4)	(86.5)	71.6	(755.9)	(4.0)
Non-owner transaction changes in equity								
Increase/(decrease) in asset revaluation reserve		-	-	(14.1)	1.2	-	-	0.2
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(69.6)	(36.3)	(73.0)	61.3	-	-	-
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(69.6)	(36.3)	(87.1)	62.5	-	-	0.2
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders		(185.4)	(96.8)	(226.5)	(24.0)	71.6	(755.9)	(3.8)

Earnings per share is based on net loss after income tax attributable to Ansell Limited shareholders (b)

		cents	US cents	cents	cents
Basic earnings per share	35	(61.9)	(32.3)	(71.8)	(41.9)
Diluted earnings per share	35	(61.7)	(32.2)	(71.4)	(41.6)

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statements of Financial Performance for the convenience of the reader at US$0.52214 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2001 to June 2002.

(b) Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date. Basic and diluted earnings per share for the current year, and prior year comparatives, take into effect this share consolidation.

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

of Ansell Limited and Controlled Entities as at 30 June 2002

		Consolidated				The Company		
		2002	2002	2001	2000	2002	2001	2000
	Notes	$m	US$m[(a)]	$m	$m	$m	$m	$m
Current Assets								
Cash	11	258.5	146.3	310.9	1,051.6	4.2	28.3	28.0
Cash - restricted deposits	11	18.4	10.4	27.0	26.3	-	-	-
Receivables	12	293.7	166.2	643.8	784.7	821.0	2,147.0	2,798.0
GNB assets held for sale		-	-	-	591.2	-	-	18.8
Inventories	13	235.1	133.2	794.3	848.7	13.7	205.9	162.8
Prepayments		15.8	8.9	27.4	41.5	3.6	6.6	21.8
Total Current Assets		821.5	465.0	1,803.4	3,344.0	842.5	2,387.8	3,029.4
Non-Current Assets								
Receivables	12	66.7	37.8	92.0	39.2	33.4	84.1	29.7
Investments in associates and partnerships (equity accounted)	14	13.3	7.5	14.6	2.3	0.2	0.2	0.2
Other financial assets	14	145.8	82.5	212.0	125.3	1,547.2	1,826.3	2,853.4
Property, plant and equipment	15	332.5	188.2	669.9	658.2	0.4	98.9	93.0
Intangibles	16	403.2	228.2	556.5	627.8	-	10.7	18.5
Deferred tax assets	17	49.7	28.2	106.8	272.0	-	32.2	145.3
Other		-	-	21.0	16.9	0.2	13.5	16.4
Total Non-Current Assets		1,011.2	572.4	1,672.8	1,741.7	1,581.4	2,065.9	3,156.5
Total Assets		1,832.7	1,037.4	3,476.2	5,085.7	2,423.9	4,453.7	6,185.9
Current Liabilities								
Payables	18	192.7	109.1	420.9	566.4	761.0	1,722.9	1,881.2
Interest bearing liabilities	19	107.6	60.9	748.8	1,889.4	66.7	715.7	1,485.7
Provisions	20	85.4	48.3	264.4	395.0	7.9	131.8	203.7
Current tax liabilities	20	1.9	1.1	10.5	8.9	-	-	0.1
Other	21	1.2	0.7	5.2	3.3	-	1.8	1.4
Total Current Liabilities		388.8	220.1	1,449.8	2,863.0	835.6	2,572.2	3,572.1
Non-Current Liabilities								
Payables	18	3.7	2.1	5.1	5.7	-	0.3	0.4
Interest bearing liabilities	19	516.5	292.4	861.9	627.7	516.3	861.5	626.0
Provisions	20	23.3	13.1	54.9	50.7	0.4	4.8	5.7
Deferred tax liabilities	20	24.4	13.8	22.1	21.1	-	-	-
Other	21	-	-	16.2	17.6	-	16.2	17.6
Total Non-Current Liabilities		567.9	321.4	960.2	722.8	516.7	882.8	649.7
Total Liabilities		956.7	541.5	2,410.0	3,585.8	1,352.3	3,455.0	4,221.8
Net Assets		876.0	495.9	1,066.2	1,499.9	1,071.6	998.7	1,964.1
Equity								
Contributed equity	5	1,455.5	823.9	1,454.3	1,617.2	1,455.5	1,454.3	1,617.2
Reserves	6	(176.2)	(99.7)	(118.0)	(31.2)	10.2	10.2	10.2
(Accumulated losses)/retained profits	6	(417.0)	(236.0)	(289.9)	(103.6)	(394.1)	(465.8)	336.7
Total equity attributable to Ansell Limited shareholders		862.3	488.2	1,046.4	1,482.4	1,071.6	998.7	1,964.1
Outside equity interests	10	13.7	7.7	19.8	17.5	-	-	-
Total Equity		876.0	495.9	1,066.2	1,499.9	1,071.6	998.7	1,964.1

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statements of Financial Position for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday, 28 June 2002, at US$0.56605 = A$1.

The above statements of financial position should be read in conjunction with the accompanying notes.

Industry Segments

of Ansell Limited and Controlled Entities for the year ended 30 June 2002

	Notes	Operating Revenue 2002 $m	Operating Revenue 2002 US$m [a]	Operating Revenue 2001 $m	Operating Revenue 2000 $m	Operating Result 2002 $m	Operating Result 2002 US$m [a]	Operating Result 2001 $m	Operating Result 2000 $m
INDUSTRY									
Ansell Healthcare									
Occupational Healthcare		640.2	334.3	651.0	564.8	37.0	19.3	44.3	50.3
Professional Healthcare		546.9	285.6	544.9	432.1	92.7	48.4	70.6	69.6
Consumer Healthcare		227.1	118.6	216.3	175.8	32.6	17.0	29.4	18.1
Total Ansell Healthcare		**1,414.2**	**738.5**	**1,412.2**	**1,172.7**	**162.3**	**84.7**	**144.3**	**138.0**
Unallocated Items	30(b)	27.9	14.4	60.6	73.8	(27.7)	(14.5)	(29.4)	(37.6)
						134.6	**70.2**	**114.9**	**100.4**
Automotive									
South Pacific Tyres JV Share [c]								(29.7)	(2.1)
Discontinued Businesses									
Trading		808.6	422.2	2,744.6	4,553.1	61.0	31.9	162.6	240.9
Operating EBITA						**195.6**	**102.1**	**247.8**	**339.2**
NON RECURRING									
Discontinued Businesses									
Proceeds/Net gain/(loss) on sale of Controlled Entities and Businesses		939.7	490.7	1,049.9	11.6	25.7	13.4	155.2	(4.6)
Rationalisation/Restructuring									
Ansell Healthcare						(11.6)	(6.1)	(60.2)	
Engineered Products								(27.4)	
Tyres								(16.2)	
Other						(6.5)	(3.4)	(7.2)	(80.3)
Write-down of assets									
Ansell Healthcare						(63.1)	(32.9)		
Exide						(99.9)	(52.2)		
Other						(13.5)	(7.0)	(97.7)	(160.0)
Y2K Compliance Costs									(3.5)
						26.7	**13.9**	**194.3**	**90.8**
Goodwill amortisation						(29.2)	(15.2)	(40.8)	(40.9)
Earnings before Net Interest and Tax (EBIT)						**(2.5)**	**(1.3)**	**153.5**	**49.9**
Net Interest, including Borrowing Costs						(54.7)	(28.6)	(99.4)	(102.5)
Operating Profit before Tax						(57.2)	(29.9)	54.1	(52.6)
Income Tax Expense	30(c)					(55.8)	(29.1)	(189.9)	(29.8)
Outside Equity Interests						(2.8)	(1.5)	(3.6)	(4.1)
Total Consolidated		**3,190.4**	**1,665.8**	**5,267.3**	**5,811.2**	**(115.8)**	**(60.5)**	**(139.4)**	**(86.5)**
REGIONS									
Australia & S.E. Asia		*170.7*	*89.1*	*160.5*	*136.9*	*32.9*	*17.2*	*30.7*	*28.3*
America		799.5	417.6	813.0	664.0	99.1	51.7	98.7	77.4
Europe		444.0	231.8	438.7	371.8	30.3	15.8	14.9	32.3
		1,414.2	738.5	1,412.2	1,172.7	162.3	84.7	144.3	138.0

	Notes	Assets Employed 2002 $m	Assets Employed 2002 US$m [b]	Assets Employed 2001 $m	Assets Employed 2000 $m	Liabilities 2002 $m	Liabilities 2002 US$m [b]	Liabilities 2001 $m	Liabilities 2000 $m
INDUSTRY									
Ansell Healthcare									
Occupational Healthcare		376.0	212.8	512.6	456.1	124.7	70.6	117.3	100.0
Professional Healthcare		404.3	228.9	457.8	477.8	114.3	64.7	96.9	89.9
Consumer Healthcare		140.8	79.7	160.0	152.5	54.6	30.9	57.5	42.9
Total Ansell Healthcare		**921.1**	**521.4**	**1,130.4**	**1,086.4**	**293.6**	**166.2**	**271.7**	**232.8**
Unallocated Items		49.0	27.8	157.5	209.3	622.2	352.1	1,716.8	2,705.8
Automotive									
South Pacific Tyres Investment		136.5	77.3	134.2	115.6				
Discontinued Businesses		46.0	26.0	1,159.7	1,968.7	40.9	23.2	421.5	647.2
Goodwill and Brand names		403.2	228.2	556.5	627.8				
Cash	30(d)	276.9	156.7	337.9	1,077.9				
Total Consolidated		**1,832.7**	**1,037.4**	**3,476.2**	**5,085.7**	**956.7**	**541.5**	**2,410.0**	**3,585.8**
REGIONS									
Australia & S.E. Asia		318.4	180.2	359.4	339.8	83.0	47.0	80.6	66.9
America		398.6	225.7	572.0	529.0	181.9	103.0	165.8	137.9
Europe		204.1	115.5	199.0	217.6	28.7	16.2	25.3	28.0
		921.1	521.4	1,130.4	1,086.4	293.6	166.2	271.7	232.8

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

[a] Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made for the convenience of the reader at US$ 0.52214 = A$1, being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the thirteen months period June 2001 to June 2002.

[b] Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 28 June 2002, at US$ 0.56605 = A$1.

[c] Effective 1 July 2001 Ansell Limited discontinued equity accounting for the interest in the South Pacific Tyres operation. (Refer Note 2 - Change in Accounting Policy)

The above industry segments report should be read in conjunction with the accompanying notes.

Statements of Cash Flows

of Ansell Limited and Controlled Entities for the year ended 30 June 2002

		Consolidated				The Company		
		2002	2002	2001	2000	2002	2001	2000
	Notes	$m	US$m [(a)]	$m	$m	$m	$m	$m
Cash Flows Related to Operating Activities								
Receipts from customers (excluding non-recurring and Accufix Research Institute)		2,356.5	1,333.9	4,404.8	5,711.3	532.8	1,637.8	1,670.8
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)		(2,124.8)	(1,202.7)	(4,090.4)	(5,460.9)	(540.0)	(1,725.0)	(1,522.2)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)		231.7	131.2	314.4	250.4	(7.2)	(87.2)	148.6
Income taxes paid		(25.5)	(14.4)	(34.7)	(28.2)	-	-	(2.0)
Dividends received		0.3	0.2	0.1	0.1	196.8	26.2	169.7
Net cash provided by/(used in) Operating Activities (excluding non-recurring and Accufix Research Institute)		206.5	117.0	279.8	222.3	189.6	(61.0)	316.3
Non-recurring payments to suppliers and employees		(82.7)	(46.9)	(54.5)	(20.3)	(39.7)	(44.9)	(20.3)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)		(10.7)	(6.1)	(24.3)	(11.7)	-	(1.8)	(1.2)
Amounts refunded from Accufix Settlement Funds (United States) by the Court		-	-	25.6	-	-	7.6	-
Net Cash Provided by/(Used in) Operating Activities	31(c)	113.1	64.0	226.6	190.3	149.9	(100.1)	294.8
Cash Flows Related to Investing Activities								
Payments for businesses, net of cash acquired	31(a)	(40.9)	(23.2)	(94.3)	(155.9)	-	(70.0)	-
Payments for property, plant and equipment		(34.3)	(19.4)	(76.0)	(156.8)	(7.7)	(16.4)	(17.0)
Payments for brand names/trademarks		-	-	(0.5)	(5.0)	-	-	(5.0)
Proceeds from sale of businesses, net of cash disposed*	31(a)	936.4	530.0	906.8	3.4	517.4	211.5	-
Proceeds from sale of plant and equipment in the ordinary course of business		12.1	6.9	15.1	26.7	2.0	6.4	5.0
Loans (made)/repaid		1.2	0.7	(63.1)	(7.1)	-	(63.1)	(1.4)
Net loans to controlled entities	31(e)	-	-	-	-	331.5	833.4	(460.8)
Proceeds from sale of other investments		-	-	0.8	6.4	-	0.8	-
Payments for investments in controlled entities		-	-	-	-	-	-	(19.1)
Payments for other investments		-	-	(60.1)	(0.5)	-	(2.2)	-
Net Cash Provided by/(Used in) Investing Activities		874.5	495.0	628.7	(288.8)	843.2	900.4	(498.3)
Cash Flows Related to Financing Activities								
Proceeds from borrowings		737.0	417.2	10,093.6	5,541.4	738.9	8,135.4	5,279.5
Repayments of borrowings		(1,673.9)	(947.5)	(11,307.5)	(5,211.5)	(1,680.2)	(8,667.1)	(4,904.1)
Net (repayments of)/ proceeds from borrowings		(936.9)	(530.3)	(1,213.9)	329.9	(941.3)	(531.7)	375.4
Proceeds from issues of shares		1.2	0.7	2.5	1.3	1.2	2.5	1.3
Payments for share buy-back		-	-	(165.4)	-	-	(165.4)	-
Lease payments		-	-	(0.5)	(2.3)	-	-	(0.3)
Dividends paid		(48.3)	(27.3)	(108.5)	(150.1)	(46.5)	(103.3)	(144.4)
Interest received		13.1	7.4	44.6	47.4	36.5	130.3	91.3
Interest and borrowing costs paid		(70.2)	(39.7)	(144.7)	(150.3)	(67.0)	(129.5)	(124.5)
Net Cash (Used in)/Provided by Financing Activities		(1,041.1)	(589.2)	(1,585.9)	75.9	(1,017.1)	(797.1)	198.8
Net (Decrease)/Increase in Cash Held		(53.5)	(30.2)	(730.6)	(22.6)	(24.0)	3.2	(4.7)
Cash at the beginning of the financial year		328.4	185.9	1,019.8	1,021.3	27.3	24.1	28.8
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year		(12.6)	(7.1)	39.2	21.1	-	-	-
Cash at the End of the Financial Year	31(d)	262.3	148.6	328.4	1,019.8	3.3	27.3	24.1

(a) *Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statements of Cash Flows for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 28 June 2002, at US$0.56605 = A$1.*

* The Company 2001 includes a distribution from the Distribution Trust arising from the sale of the Electrical Distribution business (refer Note 4(b)).

The above statements of cash flows should be read in conjunction with the accompanying notes.

1. Summary of Significant Accounting Policies

General

Ansell Limited is a multinational healthcare solutions provider of barrier protection products against injury, infection and contamination. The Company's principal line of business, determined and reported on the basis of differing products and services, is the manufacture and supply of barrier protection products into the Occupational, Professional and Consumer healthcare markets.

The Ansell Healthcare group manufactures industrial gloves, medical gloves and consumer products including household gloves and condoms in the Asia Pacific region and America, and markets these products globally.

The significant policies which have been adopted in the preparation of this financial report are:

Basis of Preparation of Financial Report

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

The accounting policies adopted in preparing the financial report have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

Comparative information is reclassified where appropriate to enhance comparability.

Principles of Consolidation

The consolidated financial statements of the Ansell Limited Group ("the consolidated entity") include the financial statements of Ansell Limited ("the Company"), being the parent entity, and its controlled entities.

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by the Company as at balance date and the results of all controlled entities for the year then ended. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

Reclassification of financial information

Investments in partnerships

As a result of the change in the accounting treatment of the consolidated entity's interest in the South Pacific Tyres partnership (refer Note 2 - 'Change in Accounting Policy'), the investment in the South Pacific Tyres partnership has been reclassified from Note 14(b) - 'Investments Accounted for Using the Equity Method' to Note 14(a) - 'Share in Controlled Entities and Other Financial Assets'.

Investments in associated entities

As a result of the change in the accounting treatment of the consolidated entity's interest in South Pacific Tyres N.Z. Ltd (refer Note 2 - 'Change in Accounting Policy'), the investment in South Pacific Tyres N.Z. Ltd has been reclassified from Note 14(b) - 'Investments Accounted for Using the Equity Method' and Note 38 - 'Investments in Associates' to Note 14(a) - 'Share in Controlled Entities and Other Financial Assets'.

Refer to Note 38 for further details of the financial effect on investments in associates.

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

Sales Revenue

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the goods are shipped and title passes.

1. **Summary of Significant Accounting Policies** (continued)

Revenue Recognition *(continued)*

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The net proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date a contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of the disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to retained profits/accumulated losses on disposal.

Borrowing Costs

Borrowing costs include interest, amortisation of ancillary costs incurred in connection with arrangement of borrowings and other related charges.

Ancillary costs incurred in connection with the arrangement of term borrowings are capitalised and amortised over the life of the borrowings.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income Tax

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated at current rates on the accounting profit adjusted for permanent differences and income tax over/under provided in the previous year. The estimated liability for income tax outstanding in respect of the period's operations is included in the Statement of Financial Position as a current liability.

Future income tax benefits and liabilities arising because some items are included in accounting profit in a period different from that in which the items are assessed for income tax, are included in the Statement of Financial Position as a non-current asset and a non-current liability respectively. As provided for in Accounting Standard AASB 1020, these deferred tax balances have been offset, where applicable, in the financial statements of the individual entities.

The eventual recoverability of future income tax benefits and payment of the non-current tax liability is contingent upon taxable income being earned in future periods, continuation of the relevant taxation laws and each relevant company continuing to comply with the appropriate legislation.

Future income tax benefits attributable to tax losses (including capital losses) are only recorded where virtual certainty of recovery exists.

Provision is made for overseas taxes, which may arise in the event of retained profits of foreign controlled entities being remitted to Australia, when the dividend is declared. Provision is made for capital gains tax, which may arise in the event of sale of revalued assets, only when such assets are sold.

1. Summary of Significant Accounting Policies (continued)

Receivables

Trade Debtors
Trade debtors are recognised as at the date they are invoiced and are principally on 30 day terms. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Other Amounts Receivable
Other amounts receivable comprise amounts due as a result of transactions outside the normal course of trading.

Inventories

Stock on Hand and Work in Progress
Stock on hand and work in progress are consistently valued on the basis of the lower of cost and net realisable value. The methods generally adopted throughout the consolidated entity in determining costs are:

Raw Materials and Other Stock
Actual costs, determined on a first in, first out basis or standard costs approximating actual costs.

Finished Goods and Work in Progress
Standard costs approximating actual costs include an appropriate allocation of overheads. Merchant lines are valued at actual cost into store, determined on a first in, first out or average cost basis.

Obsolete and slow moving stocks are written down to net realisable value where such value is below cost. Net realisable value is determined on the basis of each inventory line's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Investments

Controlled Entities
All investments are valued at the lower of cost and recoverable value. Dividends and distributions are brought to account in the Statement of Financial Performance when they are paid by the controlled entities.

Associated Companies
An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence, where the investment in that entity is material and has not been acquired with a view to disposal in the near future.

In the consolidated financial statements, investments in associates (with the exception of South Pacific Tyres N.Z. Ltd - refer to Note 2 'Change in Accounting Policy') are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associates' net profit after tax is recognised in the consolidated Statement of Financial Performance after adjusting for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on transactions between the associate and any entities in the consolidated entity, or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Revenue from dividends from associates is recognised by the parent entity when dividends are received.

Refer to Change in Accounting Policy for accounting treatment of South Pacific Tyres N.Z. Ltd.

Other Companies
Investments in other listed and unlisted companies are carried at cost less any amount provided for diminution in value as determined by the Directors. Dividends are recognised when they are received.

Interest in Partnership
Refer to Note 2 'Change in Accounting Policy'.

1. **Summary of Significant Accounting Policies** (continued)

Property, Plant and Equipment

Acquisition

Items of property, plant and equipment are initially recorded at cost and depreciated as set out below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour and capitalised interest.

Depreciation and Amortisation

Depreciation and amortisation is calculated on a straight line basis so as to write off the net cost of each item of property, plant and equipment, excluding land, over its estimated useful life.

The expected useful lives are as follows:

Freehold buildings of the Company and all Australian controlled entities	- 40 years
Freehold buildings of overseas controlled entities	- Allowable taxation rates
Leasehold buildings	- Life of lease
Owned and leased plant and equipment	- 3 to 10 years

Depreciation and amortisation rates and methods are reviewed annually for appropriateness.

Leases

Finance leases are capitalised at the present value of the minimum lease payments. A corresponding lease liability is also established and each lease payment is allocated between the liability and finance charges.

Operating lease payments are expensed as incurred.

Recoverable Amount of Non-Current Assets Valued on Cost Basis

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

Brand Names

Brand names acquired since 1 July 1987 are recorded in the financial statements at cost. No amortisation is provided against the carrying value of these brand names on the basis that the lives of these assets are considered unlimited at this point in time.

Brand names have an unlimited legal life and the brand names recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete.

Payables

Trade and Other Creditors

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Company or the consolidated entity. Trade liabilities are normally settled on 60 day terms.

Bills Payable

Bills payable are carried at the principal amount plus accrued interest.

Interest Bearing Liabilities

Bank and other loans are carried at their principal amount, subject to set-off arrangements. Interest is charged as an expense as it accrues.

1. **Summary of Significant Accounting Policies** (continued)

Provisions

Wages, Salaries and Annual Leave
The provisions for employee entitlements to wages, salaries and annual leave represent the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and include related on-costs.

Long Service Leave and Post Retirement Health Benefits
The liability for employee entitlements to long service leave and post retirement health benefits represents the present value of the estimated future cash outflows to be made by the Company and the consolidated entity resulting from employees' services provided up to the balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Rationalisation and Restructuring
Provisions for rationalisation and restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced. Costs related to ongoing activities are not provided for.

Contingencies, Accufix Pacing Lead Related Expenses and Insurance Claims
The consolidated entity provides for certain specifically identified or obligated costs when these amounts are reasonably determinable.

Other Liabilities

Amounts due under contract
Amounts due under contract are carried at the outstanding consideration payable.

Superannuation Contributions
The Company and other controlled entities contribute to various defined benefit and accumulation superannuation funds as set out in Note 24. Employer contributions to these funds are charged against the operating profit as they are made.

Employee and Executive Share Plans

The Company currently maintains two plans for employees of the consolidated entity - the Pacific Dunlop Employee Share Plan and the Pacific Dunlop Executive Share Option Plan. A further Plan, the Pacific Dunlop Executive Share Plan, was discontinued in 1996. Further information on these plans is set out in Note 25.

1. Summary of Significant Accounting Policies (continued)

Accounting for Acquisitions (Goodwill & Brand Names)

Acquired businesses are accounted for on the basis of the cost method. Fair values are assigned at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed. Specific assessment is undertaken at the date of acquisition of any appropriate additional costs to be incurred. A liability for restructuring costs is only recognised as at the date of acquisition when there is a demonstrable commitment to restructuring together with a detailed plan. Further, the liability is only recognised when there is little or no discretion to avoid payment to other parties to settle such costs and a reliable estimate of the amount of the liability can be made.

Brand names acquired are recorded in the financial statements at cost. Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised to the Statement of Financial Performance on a straight line basis over the future period of expected benefit.

The benefits from the goodwill acquired may exceed 20 years but the goodwill is written off over periods not exceeding 20 years in compliance with Australian Accounting Standards. The unamortised balance of goodwill is reviewed at least at each reporting date and any material diminution in value is charged to the Statement of Financial Performance.

Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of each transaction. At balance date, amounts payable and receivable in foreign currencies are converted at the rates of exchange ruling at that date. Where forward currency contracts have been arranged, the contract settlement rate is used.

The financial statements of overseas controlled entities that are self sustaining foreign operations are converted using the current rate method. Variations occurring from year to year arising from this translation method are transferred to the foreign currency translation reserve.

Exchange differences arising on foreign currency amounts payable and receivable are brought to account in the Statement of Financial Performance. On consolidation, exchange differences on long term foreign currency amounts payable and receivable that hedge a net investment in an overseas controlled entity are transferred to the foreign currency translation reserve.

Derivatives

The Company and consolidated entity use derivative financial instruments, principally foreign exchange and interest rate related, to reduce their exposure to movements in foreign exchange rate and interest rate movements.

The consolidated entity has adopted certain principles in relation to derivative financial instruments:

(i) it does not trade in a derivative that is not used in the hedging of an underlying business exposure of the consolidated entity;
(ii) derivatives acquired must be able to be recorded on the consolidated entity's treasury management systems, which contain extensive internal controls; and
(iii) the consolidated entity does not deal with counter-parties rated lower than A- by Standard and Poor's or A3 by Moody's Investors Service for any overnight transactions.

The Company and consolidated entity follow the same credit policies, legal processes, monitoring of market and operational risks in the area of derivative financial instruments, as they do in relation to financial assets and liabilities on the Statement of Financial Position, where internal controls operate.

Derivative instruments are not recorded on the Statement of Financial Position.

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

On a continuing basis, the consolidated entity monitors its anticipated future exposures and on some occasions hedges all or part of these exposures. The transactions which may be covered are future profits of overseas controlled entities and future foreign exchange requirements.

These exposures are then monitored against continuing analysis of anticipated positions and may be modified from time to time. These transactions predominantly do not exceed 12 months duration and hedge transactions the consolidated entity expects to occur in this time frame.

Gains and losses on derivatives used as hedges are accounted for on the same basis as the underlying physical exposures they hedge. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gain or loss arising on the related physical exposures are recognised in the Statement of Financial Performance.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading (continued)

When hedging an underlying interest rate exposure, with a derivative financial instrument, all gains and losses are accounted for on an accrual basis, thereby adjusting the underlying physical cost to the hedged rate over the life of the transaction. Gains or losses resulting from the termination of an interest rate swap contract where the underlying borrowing remains, are deferred on the Statement of Financial Position and then amortised over the life of the borrowing. Where the transaction is a single event, such as a foreign exchange exposure, the hedge gain or loss is taken to account on the actual exposure date.

Gains and losses on derivative financial instruments which hedge anticipated transactions are in the first instance deferred and later recognised in the Statement of Financial Performance when the hedged transaction occurs. Such deferrals only occur where the future transaction remains assured. Where an actual or anticipated transaction is modified or extinguished any associated derivative financial instrument is also modified or extinguished and any gain or loss that no longer relates to an actual or anticipated exposure is immediately taken to the Statement of Financial Performance.

Gains and losses that arise prior to and upon the maturity of transactions entered into under rollover strategies are deferred and included in the measurement of the hedge, if the transaction is still expected to continue. If the transaction is no longer expected to continue, the gains and losses are recognised immediately in the Statement of Financial Performance.

Derivative Financial Instruments Held or Issued for Trading Purposes

The Company and the consolidated entity also enter into a limited number of exchange rate related derivative contracts for trading purposes. These transactions are undertaken under strict guidelines, limits and internal controls and with appropriate stop loss parameters. Trading activities include taking positions within authorised and clearly defined limits to benefit from expected movements in prices. The portfolio of derivative financial instruments held for trading purposes is valued at market rates with all gains and losses being recognised in the Statement of Financial Performance for the current period.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

2. Change in Accounting Policy

Accounting for Interest in Partnership

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in the South Pacific Tyres partnership pursuant to an agreement with Goodyear Tyres Pty Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in the South Pacific Tyres partnership. The consolidated entity's interest in the South Pacific Tyres partnership is carried as an investment.

Prior to 1 July 2001, the equity method of accounting had been applied in accounting for the interest in the South Pacific Tyres partnership.

Accounting for Interest in Associated Companies

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd pursuant to an agreement with Goodyear New Zealand Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in South Pacific Tyres N.Z. Ltd. The consolidated entity's interest in South Pacific Tyres N.Z. Ltd is carried as an investment.

Prior to 1 July 2001, the equity method of accounting had been applied in accounting for the interest in South Pacific Tyres N.Z. Ltd.

3. Total revenue

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Revenue from the Sale of Goods	2,222.8	4,156.8	5,725.8	498.9	1,527.0	1,691.2
Revenues From Other Operating Activities						
Dividend Income						
From shares in wholly owned controlled entities	-	-	-	195.5	25.2	169.7
From shares in associated companies	-	-	-	1.3	1.0	-
From shares in other companies	0.3	0.6	0.1	-	-	-
Interest Received or Due and Receivable						
From wholly owned controlled entities	-	-	-	34.3	127.7	88.7
From related parties	2.5	0.8	0.3	2.0	0.8	0.1
From others	13.0	44.1	46.7	1.9	1.8	2.5
Total revenue from other operating activities	**15.8**	**45.5**	**47.1**	**235.0**	**156.5**	**261.0**
Revenue from Outside Operating Activities						
Proceeds from the Sale of Non-Current Assets	12.1	15.1	26.7	2.0	6.4	5.7
Proceeds Received from the Sale of Businesses and Investments*	939.7	1,049.9	11.6	521.5	214.8	-
Total revenue from outside operating activities	**951.8**	**1,065.0**	**38.3**	**523.5**	**221.2**	**5.7**
Total Revenue	**3,190.4**	**5,267.3**	**5,811.2**	**1,257.4**	**1,904.7**	**1,957.9**

* The Company 2001 includes a distribution from The Distribution Trust arising from the sale of the Electrical Distribution business (refer to Note 4(b)).

4. Profit/(Loss) from Ordinary Activities Before Income Tax

$ in millions	Consolidated 2002	Consolidated 2001	Consolidated 2000	The Company 2002	The Company 2001	The Company 2000
(a) Profit/(loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:						
Borrowing Costs						
Interest Paid or Due and Payable:						
To others	61.8	140.8	146.2	59.4	127.4	122.2
Finance Charges on Finance Leases	-	-	0.2	-	-	-
Other Borrowing Costs	8.4	3.5	3.1	7.6	2.1	2.3
Total Borrowing Costs	70.2	144.3	149.5	67.0	129.5	124.5
Depreciation						
Buildings	3.9	4.8	8.6	0.9	0.4	0.3
Plant & equipment	46.4	85.4	134.3	7.0	16.3	31.2
Amortisation						
Leasehold land and buildings	2.8	5.1	6.0	0.2	0.7	1.0
Leased plant and equipment	-	-	0.1	-	-	0.1
Goodwill	29.2	40.8	40.9	0.3	1.4	1.0
Deferred costs	-	3.7	3.3	-	3.7	3.3
Research and Development Costs Expensed as Incurred	17.0	23.9	38.8	0.4	0.3	0.5
Net Bad Debts Expense	0.8	1.9	1.3	0.4	0.9	1.2
Amounts Set Aside to Provision for:						
Doubtful trade debts	(2.9)	7.9	7.3	1.0	(0.1)	1.2
Employee entitlements	29.2	60.9	102.3	8.5	26.7	36.4
Contingencies	9.4	(4.6)	(9.7)	3.5	(4.6)	(0.4)
Rationalisation and restructuring costs	10.9	65.6	62.5	(3.8)	3.3	57.0
Rebates, allowances and warranty claims	7.2	7.1	14.4	2.4	0.3	(2.8)
Environmental remediation	-	(3.7)	-	-	-	-
Net foreign exchange (gain)/loss	(0.4)	(2.4)	3.6	23.3	37.8	(32.7)
Profits Arising from the Sale of Property, Plant and Equipment	(7.6)	(1.1)	(6.1)	(6.7)	(0.4)	(1.2)
Losses Arising from Sale of Property, Plant and Equipment [1]	13.2	8.5	163.8	7.7	7.8	0.4
Operating Lease Rentals	37.5	79.2	110.4	9.5	44.2	59.2
Write-down in Value of Inventories	3.0	3.7	(0.5)	1.3	(1.0)	(0.3)

[1] Includes non recurring write-down of certain GNB assets and other costs in 2000.

(b) Individually significant items included in profit/(loss) from ordinary activities before income tax expense

Write-down of Exide receivable/investment	(99.9)	-	-	-	-	-
Write-down of Ansell Healthcare fixed assets	(63.1)	-	-	-	-	-
Net gain on sale of controlled entities and businesses	25.7[3]	155.2	-	7.0	152.4[2]	-
Write-down of assets and write-down of investments and intercompany balances in subsidiaries	-	(97.7)	(160.0)	(82.4)	(890.7)	(186.0)
Engineered Products restructure	-	(27.4)	-	-	(27.4)	-
Ansell Healthcare restructure	-	(60.2)	-	-	-	-
Supply Chain restructure	-	-	(54.1)	-	-	(54.1)

[2] Represents the distribution from the Distribution Trust arising from the sale of the Electrical Distribution business.
[3] Includes additional gain on finalisation of the sale of Pacific Brands in the second half of the year ended 30 June 2002.

(c) Auditors' Remuneration

Audit and review of the financial reports:						
Auditors of Ansell Limited and Australian entities - KPMG	1,653	2,986	2,353	1,391	2,250	1,829
Other member firms of KPMG	1,891	1,940	2,581	-	-	-
	3,544	4,926	4,934	1,391	2,250	1,829
Other services:						
Other audit and assurance services (including disposals and acquisitions)						
Auditors of Ansell Limited and Australian entities - KPMG	4,944	2,997	2,552	4,746	2,222	2,059
Other member firms of KPMG	25	1,110	3,569	-	-	-
Taxation and other services						
Auditors of Ansell Limited and Australian entities - KPMG	439	847	314	331	725	223
Other member firms of KPMG	66	22	63	-	-	-
Systems Implementation/Design						
Auditors of Ansell Limited and Australian entities - KPMG	-	364	-	-	282	-
Other member firms of KPMG	-	-	97	-	-	-
Total other services	5,474	5,340	6,595	5,077	3,229	2,282
Total auditors remuneration	9,018	10,266	11,529	6,468	5,479	4,111

5. Contributed Equity

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Issued and Paid up Capital						
187,073,500 (2001 - 186,757,900; 2000 - 206,614,434) ordinary shares, fully paid *	1,455.4	1,454.2	1,617.1	1,455.4	1,454.2	1,617.1
1,174,600 (2001 - 1,481,700; 2000 - 2,023,680) ordinary plan shares, paid to 5 cents	0.1	0.1	0.1	0.1	0.1	0.1
Total Issued and Paid up Capital	**1,455.5**	**1,454.3**	**1,617.2**	**1,455.5**	**1,454.3**	**1,617.2**

* includes 678,300 (2001 - 747,666; 2000 - 820,389) shares issued in accordance with the Employee Share Plan

Ordinary Shares Reconciliation	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Balance at the beginning of the financial year	1,454.3	1,617.2	1,776.0	1,454.3	1,617.2	1,776.0
Increase in Contributed Equity:						
Additional capital issued	1.2	2.5	1.2	1.2	2.5	1.2
Decrease in Contributed Equity:						
Share buy-back	-	(165.4)	-	-	(165.4)	-
Capital reduction	-	-	(160.0)	-	-	(160.0)
Balance at the end of the financial year	**1,455.5**	**1,454.3**	**1,617.2**	**1,455.5**	**1,454.3**	**1,617.2**

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. Note 25 provides details of shares subject to options granted under the Pacific Dunlop Executive Share Option Plan.

Share Consolidation

Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on that date.

The quantity of share capital on issue in prior periods has been adjusted for the effect of the share consolidation.

Share buy-back

On 13 November 2000 pursuant to its off market equal access tender buy-back, the Company bought back 101,992,570 shares at a buy-back price of $1.60 per share (pre-share consolidation), approximating 10% of shares on issue at that date.

Share Capital Transfer to Retained Profits

As previously reported, effective 30 June 2000, in accordance with section 258F of the Corporations Law, the Company's issued and paid up capital was reduced by the amount of $160 million, representing an amount of capital lost by the Company, and that reduction was effected by crediting the amount to the Company's retained profits account.

Executive Share Plan

As previously reported, the Pacific Dunlop Executive Share Plan was closed to new members effective 12 September 1996, and no further issues of Executive Plan Shares will be made.

During the financial year, the amounts outstanding on 307,100 existing Executive Plan Shares were fully paid. Since the end of the financial year, the amounts outstanding on a further 52,100 Executive Plan Shares have been fully paid. Shares allotted under the Pacific Dunlop Executive Share Plan have been paid to 5 cents per share. Refer to Note 25 'Ownership-Based Remuneration Schemes' for details of price payable for shares issued under this plan.

Employee Share Plan

During the financial year, the loan liability of members in respect of 77,866 fully paid ordinary shares of $2.50 each was discharged. Since the end of the financial year, the amounts outstanding on a further 1,380 Employee Plan Shares have been fully paid. Under the Employee Share Plan, 50 cents was payable on subscription for each Plan share allotted to eligible employees, the balance of issue price being funded by way of interest free loans from the Company to the member. No new shares were issued during the financial year or up to the date of this Report under the Pacific Dunlop Employee Share Plan.

/32

6. (Accumulated Losses)/Retained Profits and Reserves

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Asset revaluation reserve	14.7	6.2	20.2	10.2	10.2	10.2
General reserve	2.7	3.0	2.8	-	-	-
Foreign currency translation reserve	(193.6)	(127.2)	(54.2)	-	-	-
Total Reserves	(176.2)	(118.0)	(31.2)	10.2	10.2	10.2
(Accumulated losses)/retained profits	(417.0)	(289.9)	(103.6)	(394.1)	(465.8)	336.7
Total (Accumulated Losses)/Retained Earnings and Reserves	*(593.2)*	*(407.9)*	*(134.8)*	*(383.9)*	*(455.6)*	*346.9*
Movements during the year:						
Asset Revaluation Reserve						
Balance at beginning of the financial year	6.2	20.2	8.6	10.2	10.2	10.0
Adjustment upon adoption of AASB 1041	-	(14.1)	-	-	-	-
Transfer from/(to) retained profits	8.5	0.1	10.4	-	-	-
Transfer to GNB assets held for sale	-	-	1.2	-	-	0.2
Balance at the end of the financial year	14.7	6.2	20.2	10.2	10.2	10.2
General Reserve						
Balance at beginning of the financial year	3.0	2.8	4.8	-	-	-
Transfer from/(to) retained profits	(0.3)	0.2	(2.0)	-	-	-
Balance at the end of the financial year	2.7	3.0	2.8	-	-	-
Foreign Currency Translation Reserve						
Balance at the beginning of the financial year	(127.2)	(54.2)	(115.5)	-	-	-
Transfers to retained profits	3.2	-	-	-	-	-
Exchange fluctuations on assets and liabilities held in foreign currencies						
net gain/(loss) on translation of net assets	(120.3)	279.1	154.2	-	-	-
net gain/(loss) on hedge borrowings	*50.7*	*(352.1)*	*(92.9)*	-	-	-
Balance at the end of the financial year	(193.6)	(127.2)	(54.2)	-	-	-

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
(Accumulated Losses)/Retained Profits						
Balance at the beginning of the financial year	(289.9)	(103.6)	(65.4)	(465.8)	336.7	284.0
Transfer (to)/from reserves	(11.4)	(0.3)	(8.4)	-	-	-
Net profit/(loss) after income tax attributable to Ansell Limited shareholders	(115.8)	(139.4)	(86.5)	71.6	(755.9)	(4.0)
Amount transferred from contributed equity	-	-	160.0	-	-	160.0
Dividends provided for or paid *	0.1	(46.6)	(103.3)	0.1	(46.6)	(103.3)
Balance at the end of the financial year	(417.0)	(289.9)	(103.6)	(394.1)	(465.8)	336.7

* 2002 dividends represents an overprovision in the prior year.

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041. The balance of $14.7 million (the Company: $10.2 million) is not available for future asset write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

General

The amount standing to the credit of the general reserve resulted from prior period allocations of retained profits for non-specific purposes and is available for release to retained profits.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Accounting Policy Note 1.

7. Total Equity Reconciliation

	Consolidated			The Company		
$ in millions	2002	2001	2000	2002	2001	2000
Total equity at the beginning of the financial year	1,066.2	1,499.9	1,634.3	998.7	1,964.1	2,070.0
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(185.4)	(226.5)	(24.0)	71.6	(755.9)	(3.8)
Transactions with owners as owners:						
Contributions of equity	1.2	2.5	1.2	1.2	2.5	1.2
Share buy-back	-	(165.4)	-	-	(165.4)	-
Dividends	0.1	(46.6)	(103.3)	0.1	(46.6)	(103.3)
Total changes in outside equity interest	(6.1)	2.3	(8.3)	-	-	-
Total equity at the end of the financial year	**876.0**	**1,066.2**	**1,499.9**	**1,071.6**	**998.7**	**1,964.1**

8. Income Tax

	Consolidated			The Company		
$ in millions	2002	2001	2000	2002	2001	2000
Prima facie income tax expense/(benefit) calculated at 30% (2001: 34%, 2000: 36%) on profit/(loss) from ordinary activities	(17.2)	18.4	(19.0)	26.7	(229.2)	3.2
Increased taxation arising from:						
Write down of assets	48.9	43.2	57.6	-	7.8	67.0
Net restructuring costs	5.4	19.6	-	-	-	-
Write down of intergroup investments and intercompany balances	-	-	-	-	300.9	-
Goodwill amortisation	1.4	4.8	6.8	-	0.5	3.2
Foreign losses and costs not deductible	-	0.2	1.4	-	-	-
Income tax under provided in prior years	0.2	1.6	-	-	0.6	1.6
Net higher overseas tax rates	4.1	-	-	-	-	-
Reduced taxation arising from:						
Net gain on sale of businesses	(7.7)	(49.3)	-	(2.1)	(65.4)	(8.2)
Tax rebate on dividends from investments	-	-	-	-	-	(33.3)
Tax exempt dividends from foreign companies	-	-	-	-	(8.6)	(2.8)
Income tax over provided in previous years	-	-	(0.7)	(2.3)	-	-
Investment and export incentive allowances	(6.3)	(8.9)	(9.7)	-	-	-
Net lower overseas tax rates	-	(0.9)	(5.7)	-	-	-
Other permanent differences *	12.4	3.8	(18.6)	(22.3)	(13.2)	(33.3)
Share of associates' net profit	(0.6)	(1.1)	(1.1)	-	-	-
Income tax expense/(benefit) on profit from ordinary activities before individually significant items and effect of change in tax rate	40.6	31.4	11.0	-	(6.6)	(2.6)
Individually significant income tax items:						
Write off of tax balances attributable to Australian operations	15.2	158.5	-	17.3	88.4	-
Income tax expense/(benefit) on profit from ordinary activities before effect of change in tax rate	**55.8**	**189.9**	**11.0**	**17.3**	**81.8**	**(2.6)**
Effect of tax rate change	-	-	18.8	-	-	15.6
Income tax expense attributable to profit/(loss) from ordinary activities	**55.8**	**189.9**	**29.8**	**17.3**	**81.8**	**13.0**
Income tax expense/(benefit) attributable to operating profit/(loss) is made up of:						
Provision attributable to current year	8.0	20.5	(24.1)	(12.6)	(31.9)	2.3
(Over)/Under provision in respect of previous years	0.2	1.6	(0.7)	(2.3)	0.6	1.6
Provision attributable to future years						
Deferred income tax liability	(2.0)	4.5	49.5	-	-	(0.1)
Future income tax benefit	49.6	163.3	5.1	32.2	113.1	9.2
	55.8	189.9	29.8	17.3	81.8	13.0

* Includes tax benefit on loss from Australian trading operations not brought to account / recovery of tax losses not previously brought to account.

34

9. Dividends Paid or Declared

$ in millions	The Company 2002	2001	2000
Dividends paid or declared by the Company are:			
(a) no interim dividend (2001 - 5 cents, unfranked; 2000 - 7 cents, unfranked) has been declared by the Directors	-	46.6	72.3
(b) no final dividend (2001 - nil; 2000 - 3 cents, unfranked) has been declared by the Directors	-	-	31.0

Dividend Franking Account

The balance of available franking credits in the franking account as at 30 June 2002 was Nil (2001 - Nil; 2000 - Nil).

10. Outside Equity Interests

$ in millions	Consolidated 2002	2001	2000
Outside equity interests comprise:			
Contributed equity	4.5	11.6	11.6
Reserves	2.4	4.6	0.7
Retained profits at the beginning of the financial year	3.6	5.2	6.9
Profits/(losses) for the year	2.8	3.6	4.1
Dividends provided for during the year	(1.8)	(5.2)	(5.7)
Outside equity interests disposed/acquired during the year	2.2	-	(0.1)
Retained profits at the end of the financial year	6.8	3.6	5.2
Total Outside Equity Interests	13.7	19.8	17.5

11. Cash

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Cash on hand	0.2	0.6	1.2	-	0.1	0.1
Cash at bank	72.0	115.7	187.8	4.2	21.0	23.5
Short-term deposits	186.3	194.6	862.6	-	7.2	4.4
	258.5	310.9	1,051.6	4.2	28.3	28.0
Restricted deposits	18.4	27.0	26.3	-	-	-
Total Cash	276.9	337.9	1,077.9	4.2	28.3	28.0

Restricted deposits represent cash set aside to cover the provisions established to address any remaining liability of members of the Group for claims arising with respect to the Accufix Pacing Lead.

12. Receivables

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Current						
Trade debtors	264.8	597.4	715.8	11.6	154.4	126.4
Less provision for doubtful debts	17.5	33.1	33.5	0.4	4.4	6.0
Less provision for rebates, allowances and warranty claims	14.8	41.2	34.1	1.6	9.7	9.4
	232.5	523.1	648.2	9.6	140.3	111.0
Amounts owing by South Pacific Tyres partnership	-	-	0.9	-	-	0.6
Amounts owing by wholly owned controlled entities	-	-	-	1,488.3	2,684.9	2,864.7
Less provision for doubtful debts	-	-	-	691.4	707.9	196.4
Other amounts receivable	61.2	120.7	135.6	14.5	29.7	18.1
Total Current	**293.7**	**643.8**	**784.7**	**821.0**	**2,147.0**	**2,798.0**
Non-Current						
Interest bearing amount owing by South Pacific Tyres partnership	58.0	25.8	-	27.6	25.8	-
Amounts owing by other related parties	0.2	4.0	-	0.2	4.0	-
Interest bearing amount owing by external entities	2.5	33.7	-	1.3	33.7	-
Other amounts receivable	8.2	28.5	39.2	4.3	20.6	29.7
Less provision for doubtful debts	2.2	-	-	-	-	-
Total Non Current	**66.7**	**92.0**	**39.2**	**33.4**	**84.1**	**29.7**
Total Receivables	**360.4**	**735.8**	**823.9**	**854.4**	**2,231.1**	**2,827.7**
Included in other amounts receivable are:						
(i) Loans to employees in relation to the employee share plan						
- current	0.7	1.0	2.4	0.7	1.0	2.4
- non-current	3.6	7.6	7.5	3.6	7.6	7.5
(ii) Loans to Executive Directors of Ansell Limited and Executives who are Directors of certain controlled entities secured under the Pacific Dunlop Housing Scheme repayable at a future date at concessional interest rates						
- non-current	0.2	0.4	0.6	0.2	0.4	0.6
Repayments received	0.2	0.2	0.5	0.2	0.2	0.5

The reconciliations of provision for doubtful debts - trade are presented below:

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Balance at the beginning of the financial year	33.1	33.5	40.2	4.4	6.0	9.5
Acquisitions/(disposals) of entities	(8.2)	(8.4)	(5.9)	(4.8)	-	-
Amounts charged/(released) to profit/(loss) from operating activities	(2.9)	7.9	7.3	1.0	(0.1)	1.2
Amounts utilised for intended purposes	(4.0)	(2.1)	(9.1)	(0.2)	(1.5)	(4.7)
Net foreign currency differences on translation of self-sustaining operations	(0.5)	2.2	1.0	-	-	-
Balance at the end of the financial year	17.5	33.1	33.5	0.4	4.4	6.0

13. Inventories

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
At Cost						
Raw materials	31.9	78.8	69.3	0.9	32.6	34.9
Work in progress	17.0	32.9	38.9	-	9.7	11.9
Finished goods	181.1	592.7	594.8	12.8	128.2	95.8
Other stock	5.1	6.6	10.0	-	2.6	3.4
Total Inventory at Cost	235.1	711.0	713.0	13.7	173.1	146.0
Net Realisable Value						
Raw materials	-	6.0	2.8	-	2.4	0.1
Work in progress	-	1.6	0.3	-	-	-
Finished goods	-	69.9	132.4	-	30.4	16.7
Other stock	-	5.8	0.2	-	-	-
Total Inventory at Net Realisable Value	-	83.3	135.7	-	32.8	16.8
Total Inventory	235.1	794.3	848.7	13.7	205.9	162.8

14. Investments

$ in millions	Notes	Consolidated 2002	2001	2000	The Company 2002	2001	2000
(a) Shares in Controlled Entities and Other financial assets							
Controlled entities							
Not quoted on a prescribed stock exchange:							
At cost [1]		-	-	-	2,246.7	2,442.8	3,098.5
Less Provision for diminution in value		-	-	-	699.5	618.7	245.1
Other financial assets							
Quoted on a prescribed stock exchange:							
At cost		9.3	71.6	-	-	-	-
Not quoted on a prescribed stock exchange:							
At cost		-	5.3	4.8	-	2.2	-
South Pacific Tyres N.Z. Ltd [2]		20.1	18.7	16.7	-	-	-
Investment in Partnerships							
South Pacific Tyres [3]		116.4	116.4	103.8	-	-	-
Total		145.8	212.0	125.3	1,547.2	1,826.3	2,853.4
(b) Investments accounted for using the equity method							
Shares in Unlisted Associated Companies							
Equity Accounted	38	13.3	14.6	2.3	-	-	-
Cost		-	-	-	0.2	0.2	0.2
		13.3	14.6	2.3	0.2	0.2	0.2
Total Investments		159.1	226.6	127.6	1,547.4	1,826.5	2,853.6

(1) The Directors have adopted the cost basis of valuation in accordance with AASB 1041 'Revaluation of Non-Current Assets'.

(2) Refer to Note 2 - Change in Accounting Policy for accounting treatment of investment in South Pacific Tyres N.Z. Ltd.

(3) Refer to Note 2 - Change in Accounting Policy for accounting treatment of investment in the South Pacific Tyres partnership.

15. Property, plant and equipment

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
(a) Freehold Land						
Independent valuation 31/12/1997	-	-	35.0	-	-	4.1
Directors' valuation 31/12/1997	-	-	0.4	-	-	0.4
At cost	16.3	43.3	2.3	-	9.7	-
	16.3	43.3	37.7	-	9.7	4.5
(b) Freehold Buildings						
Independent valuation 31/12/1997	-	-	60.6	-	-	10.8
Directors' valuation 31/12/1997	-	-	5.8	-	-	-
	-	-	66.4	-	-	10.8
Less provision for depreciation	-	-	3.1		-	0.7
	-	-	63.3	-	-	10.1
At cost	45.6	114.4	31.4	-	20.0	1.0
Less provision for depreciation	7.6	16.7	9.2	-	1.2	0.2
	38.0	97.7	22.2	-	18.8	0.8
	38.0	97.7	85.5	-	18.8	10.9
(c) Leasehold Land and Buildings						
Independent valuation 31/12/1997	-	-	38.4	-	-	-
Less provision for amortisation	-	-	3.3	-	-	-
	-	-	35.1	-	-	-
At cost	62.6	99.1	63.6	-	6.3	7.1
Less provision for amortisation	12.1	25.9	26.6	-	3.2	3.0
	50.5	73.2	37.0	-	3.1	4.1
	50.5	73.2	72.1	-	3.1	4.1
(d) Plant and Equipment						
At cost	502.5	979.2	992.1	2.4	179.1	201.4
Less provision for depreciation	286.7	555.3	559.2	2.0	115.8	130.4
	215.8	423.9	432.9	0.4	63.3	71.0
(e) Leased Plant and Equipment						
At cost	0.1	0.5	0.5	-	-	-
Less provision for amortisation	0.1	0.5	0.5		-	-
	-	-	-	-	-	-
(f) Buildings and Plant under construction						
At cost	11.9	31.8	30.0	-	4.0	2.5
Total property, plant and equipment	332.5	669.9	658.2	0.4	98.9	93.0

In accordance with the consolidated entity's policy of obtaining an independent valuation of land and buildings every three years, an independent valuation was carried out as at 31 December 2000 by CB Richard Ellis (Victoria) Pty Ltd. This valuation was on the basis of Fair Value - Existing Use, subject to continued occupation by the operating entity or, where this was not the case, Fair Value - Alternative Use. With respect to land and buildings owned as at 30 June 2002, this resulted in a valuation of land of $40,127,553 (the Company: Nil) and a valuation of buildings of $85,605,413 (the Company: Nil).

As land and buildings are recorded at cost, the valuation has not been brought to account.

15. Property, plant and equipment (continued)

Reconciliations

Reconciliations of the balances for each class of property, plant and equipment are set out below:

	Consolidated			The Company		
$ in millions	2002	2001	2000	2002	2001	2000
Freehold Land						
Balance at the beginning of the financial year	43.3	37.7	85.4	9.7	4.5	4.6
Additions	-	1.0	5.3	-	1.0	-
Additions through entities acquired	-	4.7	-	-	4.7	-
Disposal of entities	(20.8)	-	(40.9)	(8.1)	-	(0.1)
Disposals/Write-downs	(4.6)	(0.5)	(14.3)	(1.6)	(0.5)	-
Transfers (to)/from related companies	-	-	-	-	-	-
Transfer from capital works in progress	-	-	0.9	-	-	-
Net foreign currency differences on translation of self-sustaining operations	(1.6)	0.4	1.3	-	-	-
Balance at the end of the financial year	16.3	43.3	37.7	-	9.7	4.5
Freehold Buildings						
Balance at the beginning of the financial year	97.7	85.5	151.6	18.8	10.9	12.3
Additions	0.3	0.2	0.6	-	-	0.2
Additions through entities acquired	-	8.2	0.5	-	8.2	-
Disposal of entities	(33.3)	(0.1)	(86.8)	(14.9)	-	(0.9)
Disposals/Write-downs	(19.4)	(0.7)	(3.2)	(3.0)	-	(0.8)
Transfers (to)/from related companies	-	-	-	-	0.1	0.6
Transfer from capital works in progress	-	2.9	11.4	-	-	-
Transfers to leased assets	-	-	(0.2)	-	-	(0.2)
Depreciation	(3.9)	(4.8)	(8.6)	(0.9)	(0.4)	(0.3)
Net foreign currency differences on translation of *self-sustaining operations*	(3.4)	6.5	20.2	-	-	-
Balance at the end of the financial year	38.0	97.7	85.5	-	18.8	10.9
Leasehold Land & Buildings						
Balance at the beginning of the financial year	73.2	72.1	65.2	3.1	4.1	3.6
Additions	1.1	1.6	2.9	0.1	0.2	0.7
Additions through entities acquired	1.9	0.2	13.0	-	0.2	-
Disposal of entities	(14.8)	(8.8)	(12.7)	(2.7)	(0.3)	-
Disposals/Write-downs	(2.7)	(0.4)	(0.1)	(1.6)	(0.4)	-
Transfers (to)/from related companies	-	-	-	-	-	0.5
Transfers from capital works in progress	1.4	0.2	0.9	1.3	-	0.1
Transfers from fixed assets	-	-	0.2	-	-	0.2
Amortisation	(2.8)	(5.1)	(6.0)	(0.2)	(0.7)	(1.0)
Net foreign currency differences on translation of self-sustaining operations	(6.8)	13.4	8.7	-	-	-
Balance at the end of the financial year	50.5	73.2	72.1	-	3.1	4.1
Plant & Equipment						
Balance at the beginning of the financial year	423.9	432.9	646.4	63.3	71.0	94.2
Additions	11.4	37.6	46.1	4.6	8.9	10.9
Additions through entities acquired	3.4	11.1	30.6	-	9.6	-
Disposal of entities	(104.4)	(34.5)	(345.9)	(48.8)	(3.3)	(19.2)
Disposals/Write-downs	(74.4)	(20.3)	(18.4)	(13.1)	(12.4)	(4.2)
Transfers (to)/from related companies	-	-	-	-	1.5	12.3
Transfers from capital works in progress	30.5	36.6	155.0	1.4	4.3	8.1
Transfers from leased assets	-	-	0.1	-	-	0.1
Depreciation	(46.4)	(85.4)	(134.3)	(7.0)	(16.3)	(31.2)
Net foreign currency differences on translation of self-sustaining operations	(28.2)	45.9	53.3	-	-	-
Balance at the end of the financial year	215.8	423.9	432.9	0.4	63.3	71.0

15. Property, plant and equipment (continued)

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Leased Plant & Equipment						
Balance at the beginning of the financial year	-	-	0.2	-	-	0.2
Transfers to fixed assets	-	-	(0.1)	-	-	(0.1)
Amortisation	-	-	(0.1)	-	-	(0.1)
Balance at the end of the financial year	-	-	-	-	-	-
Buildings and Plant under construction						
Balance at the beginning of the financial year	31.8	30.0	117.0	4.0	2.5	6.0
Additions	21.5	35.6	101.8	3.0	6.2	5.3
Additions through entities acquired	-	0.4	0.1	-	0.4	-
Disposal of entities	(7.0)	(0.1)	(38.1)	(3.8)	-	(0.6)
Disposals/Write-downs	(0.4)	(0.5)	-	(0.5)	(0.4)	-
Transfers (to)/from related companies	-	-	-	-	(0.4)	0.3
Transfers to the statement of financial performance	-	(0.3)	(1.2)	-	-	(0.2)
Transfers to property, plant & equipment	(31.9)	(39.7)	(168.1)	(2.7)	(4.3)	(8.3)
Net foreign currency differences on translation of self-sustaining operations	(2.1)	6.4	18.5	-	-	-
Balance at the end of the financial year	11.9	31.8	30.0	-	4.0	2.5

16. Intangibles

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Brand Names						
At cost	142.5	217.5	219.5	-	7.3	8.7
Goodwill						
Directors' valuation 30/06/1996	-	4.0	3.4	-	-	-
	-	4.0	3.4	-	-	-
Less provision for amortisation	-	2.0	1.4		-	-
	-	2.0	2.0	-	-	-
At cost	445.9	536.8	622.2	-	8.4	20.0
Less provision for amortisation	185.2	199.8	215.9	-	5.0	10.2
	260.7	337.0	406.3	-	3.4	9.8
Total Goodwill	260.7	339.0	408.3	-	3.4	9.8
Total Intangibles	403.2	556.5	627.8	-	10.7	18.5

17. Deferred Tax Assets

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Future income tax benefit arising from:						
Accumulated timing differences	32.2	75.4	147.9	-	32.2	145.3
Accumulated tax losses	17.5	31.4	124.1	-	-	-
	49.7	106.8	272.0	-	32.2	145.3

The Group has unrecognised capital tax losses relating to controlled entities of $331.3 million (2001 - $242.5 million; 2000 - $42.5 million). Future income tax benefits of $455.1 million (2001 - $461.8 million; 2000 - $197.8 million) relating to trading tax losses of controlled entities have not been recognised in the financial statements.

The benefit of those trading losses will only be obtained if:
(a) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity;
(b) the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and
(c) no changes in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit.

The tax *effect of temporary differences that give rise to significant portions of the future income tax benefit are* presented below:

$ in millions	Consolidated 2002 $m	2001 $m	2000 $m
Trading stock tax adjustments	4.0	13.0	44.2
Depreciation on plant adjustments	-	1.5	(2.4)
Provisions	21.4	82.2	39.4
Accruals	3.0	(1.0)	-
Unrealised foreign exchange losses	0.5	0.2	49.8
Accumulated tax losses	17.5	31.4	124.1
Other	3.3	(20.5)	16.9
Total temporary differences	49.7	106.8	272.0

18. Payables

$ in millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Current						
Amounts owing to wholly owned controlled entities	-	-	-	739.1	1,623.3	1,620.8
Trade creditors	166.6	363.2	476.7	8.1	77.9	78.8
Bills payable	-	6.6	1.5	-	1.5	-
Other creditors	26.1	51.1	88.2	13.8	20.2	181.6
Total Current	192.7	420.9	566.4	761.0	1,722.9	1,881.2
Non-Current						
Trade creditors	-	0.3	0.2	-	0.1	0.1
Other creditors	3.7	4.8	5.5	-	0.2	0.3
Total Non-Current	3.7	5.1	5.7	-	0.3	0.4
Total Payables	196.4	426.0	572.1	761.0	1,723.2	1,881.6

19. Interest Bearing Liabilities

$ In Millions	Consolidated 2002	Consolidated 2001	Consolidated 2000	The Company 2002	The Company 2001	The Company 2000
Current						
Bank overdrafts	14.6	9.5	58.1	0.9	1.0	3.9
Bank loans repayable in:						
Belgian francs	-	-	27.5	-	-	-
Canadian dollars	5.8	6.5	4.5	-	-	-
Euro dollars	14.9	16.7	-	-	-	-
Malaysian ringgits	5.8	-	-	-	-	-
U.S. dollars	-	-	0.5	-	-	-
Other currencies	0.7	1.6	7.0	-	-	-
Other loans repayable in:						
Australian dollars	-	578.1	71.2	-	578.3	71.2
Canadian dollars	-	-	16.8	-	-	16.8
Euro dollars	-	15.7	15.9	-	15.7	15.9
New Zealand dollars	-	-	87.2	-	-	59.9
Sterling Pounds	16.2	-	43.7	16.2	-	43.7
U.S. dollars	49.6	120.7	1,551.6	49.6	120.7	1,268.9
Other currencies	-	-	5.4	-	-	5.4
	107.6	748.8	1,889.4	66.7	715.7	1,485.7
Non-Current						
Bank loans repayable in:						
Other currencies	0.2	0.5	1.7	-	-	-
Other loans repayable in:						
Australian dollars	116.0	346.8	64.2	116.0	346.9	64.2
Euro dollars	34.0	16.7	30.9	34.0	16.7	30.8
New Zealand dollars	-	-	35.1	-	-	35.1
Sterling Pounds	-	16.7	17.7	-	16.7	17.7
U.S. dollars	366.3	481.2	478.1	366.3	481.2	478.2
	516.5	861.9	627.7	516.3	861.5	626.0
	624.1	1,610.7	2,517.1	583.0	1,577.2	2,111.7

The Group does not, as a rule, pledge assets as security for borrowings, however, at 30 June 2002 bank overdraft and other loans totalling $2.4 million (2001: $3.8 million, 2000: $5.2 million) were secured, principally against Group property, plant and equipment items having carrying values slightly in excess of the secured amounts payable. These security arrangements relate to acquired controlled entities and were in place prior to the companies concerned becoming part of the Ansell Limited Group.

The Group established a 3-year US$100 million revolving credit bank facility in January, 2002. This facility can be accessed by the parent company and certain USA subsidiaries. This facility was not utilised at 30 June 2002.

19. Interest Bearing Liabilities (continued)

The following table sets out detail in respect of the major components of Interest Bearing Liabilities at 30 June, 2002.

Nature of Borrowing	Amount $m	Interest Rate % p.a.	Maturity Date
Bank Overdrafts			
Australian dollars	1.7	8.00	At Call
Indian rupees	1.5	8.80	At Call
Euro dollars	4.3	4.90	At Call
Sterling pounds	2.8	5.50	At Call
United States dollars	3.4	4.00	At Call
Other currencies	0.9	Various	At Call
Total Bank Overdrafts	14.6		
Bank Loans			
Current			
Canadian dollars	5.8	3.81	2003
Malaysian ringgits	5.8	3.00	2003
Euro dollars	14.9	4.07	2003
Other currencies	0.7	Various	2003
	27.2		
Non-Current			
Other currencies	0.2	Various	2004
Total Bank Loans	27.4		
Other Loans			
Current			
Sterling pounds	16.2	4.60	2003
United States dollars	49.6	2.21	2003
	65.8		
Non-Current			
Australian dollars	50.0	5.68	2005
Australian dollars	50.0	5.95	2007
Australian dollars	16.0	6.87	2007
Euro dollars	34.0	4.40	2005
United States dollars	157.6	2.95	2004
United States dollars	125.5	5.74	2005
United States dollars	35.3	2.98	2006
United States dollars	32.0	2.33	2007
United States dollars	15.9	2.74	2010
	516.3		
Total Other Loans	582.1		
Total Interest Bearing Liabilities	624.1		

Maturity Schedule	
Term to maturity:	
Within one year	107.6
One to two years	157.8
Two to three years	209.5
Three to four years	35.3
Four to five years	98.0
Greater than five years	15.9
Total	624.1

$ in Millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Net Interest Bearing Debt						
Cash at bank and short-term deposits (net of restricted deposits)	258.3	310.3	1,050.4	4.2	28.2	27.9
Current borrowings	107.6	748.8	1,889.4	66.7	715.7	1,485.7
Current bills payable	-	6.6	1.5	-	1.5	-
Non-current borrowings	516.5	861.9	627.7	516.3	861.5	626.0
Net interest bearing debt	365.8	1,307.0	1,468.2	578.8	1,550.5	2,083.8

20. Provisions

$ In Millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Current						
Provision for employee entitlements	25.2	80.3	88.3	3.4	31.4	33.5
Provision for contingencies	17.1	9.9	63.4	2.7	(0.4)	14.0
Provision for rationalisation and restructuring costs	15.7	105.2	108.4	1.8	47.7	52.2
Provision for Accufix Pacing Lead related expenses	18.6	11.5	17.6	-	6.5	0.6
Provision for claims	8.8	10.9	14.0	-	-	0.1
Provision for dividend	-	46.6	103.3	-	46.6	103.3
	85.4	264.4	395.0	7.9	131.8	203.7
Provision for income tax	1.9	10.5	8.9	-	-	0.1
Total Current	87.3	274.9	403.9	7.9	131.8	203.8
Non-Current						
Provision for employee entitlements	23.3	37.1	46.4	0.4	4.8	5.7
Provision for Accufix Pacing Lead related expenses	-	17.8	4.3	-	-	-
	23.3	54.9	50.7	0.4	4.8	5.7
Provision for deferred income tax	24.4	22.1	21.1	-	-	-
Total Non-Current	47.7	77.0	71.8	0.4	4.8	5.7
Total Provisions	135.0	351.9	475.7	8.3	136.6	209.5

The reconciliations of provision for rationalisation and restructuring costs are set out below:

$ In Millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Balance at the beginning of the financial year	105.2	108.4	109.1	47.7	52.2	1.9
Acquisitions/(disposals) of entities	(11.5)	-	(2.4)	(11.5)	-	-
Amounts charged/(released) to profit/(loss) from operating activities	10.9	65.6	62.5	(3.8)	3.3	57.0
Amounts utilised for intended purposes	(86.2)	(77.4)	(63.5)	(30.6)	(7.8)	(6.7)
Net foreign currency differences on translation of self-sustaining operations	(2.7)	8.6	2.7	-	-	-
Balance at the end of the financial year	15.7	105.2	108.4	1.8	47.7	52.2

The tax effect of temporary differences that give rise to significant portions of the provision for deferred income tax are presented below:

$ In Millions	Consolidated 2002	2001	2000
Trading Stock tax adjustments	-	0.4	0.6
Depreciation on plant adjustments	4.1	1.4	2.1
Provisions	-	(1.4)	(2.9)
Accruals	-	(1.1)	(0.5)
Unrealised foreign exchange gains	-	0.9	-
Other	20.3	21.9	21.8
Total	24.4	22.1	21.1

The present values of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Employee Entitlements	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Assumed rate of increase in wage and salary rates	4.0%	3.0%	3.0%	4.0%	3.0%	3.0%
Discount rate	2.3%	3.0%	3.0%	2.3%	3.0%	3.0%
Settlement term (years)	10-15	10-15	10-15	10-15	10-15	10-15
Number of employees at year end	12,160	23,482	32,485	42	4,222	4,289

21. Other Liabilities

$ In Millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Current						
Deferred income	1.2	3.6	1.8	-	0.4	-
Amounts due under contractual arrangements	-	1.6	1.5	-	1.4	1.4
	1.2	5.2	3.3	-	1.8	1.4
Non-Current						
Amounts due under contractual arrangements	-	16.2	17.6	-	16.2	17.6
	-	16.2	17.6	-	16.2	17.6
Total Other Liabilities	1.2	21.4	20.9	-	18.0	19.0

22. Dissection of Liabilities

$ in Millions	Consolidated 2002	Consolidated 2001	Consolidated 2000	The Company 2002	The Company 2001	The Company 2000
Secured						
Bank overdrafts and other loans	1.5	2.2	2.2	-	-	-
Bank loans	6.7	1.6	3.0	-	-	-
Unsecured						
Amounts owing to wholly owned controlled entities	-	-	-	739.1	1,623.3	1,620.8
Bank overdrafts	13.1	7.3	55.9	0.9	1.0	3.9
Bank loans	20.7	23.7	38.0	-	-	-
Other loans	582.1	1,575.9	2,418.0	582.1	1,576.2	2,107.8
Trade creditors	166.6	363.5	476.9	8.1	78.0	78.9
Bills payable	-	6.6	1.5	-	1.5	-
Other creditors	29.8	55.9	93.7	13.8	20.4	181.9
Provisions (as per Note 20)	135.0	351.9	475.7	8.3	136.6	209.5
Other liabilities (as per Note 21)	1.2	21.4	20.9	-	18.0	19.0
Total Unsecured Liabilities	948.5	2,406.2	3,580.6	1,352.3	3,455.0	4,221.8
Total Liabilities	**956.7**	**2,410.0**	**3,585.8**	**1,352.3**	**3,455.0**	**4,221.8**

23. Expenditure Commitments

$ in Millions	Consolidated 2002	Consolidated 2001	Consolidated 2000	The Company 2002	The Company 2001	The Company 2000
(a) Contracts for Capital Expenditure for which no amounts have been provided						
Land and buildings	-	0.1	0.5	-	-	-
Plant	0.2	2.6	4.7	-	0.4	1.1
	0.2	2.7	5.2	-	0.4	1.1
Within one year	0.2	2.7	3.2	-	0.4	1.1
One year or later and no later than five years	-	-	2.0		-	-
	0.2	2.7	5.2	-	0.4	1.1
(b) Lease Commitments						
Operating leases:						
Expenditure contracted but not provided for:						
Within one year	11.0	38.0	61.5	5.5	16.2	16.3
One year or later and no later than two years	8.9	27.7	41.3	4.5	13.1	12.6
Two years or later and no later than three years	7.0	21.8	32.5	3.0	8.7	8.4
Three years or later and no later than four years	6.6	20.6	30.6	3.0	8.7	8.4
Four years or later and no later than five years	6.6	20.6	30.6	3.0	8.7	8.4
Later than five years	15.6	28.3	55.8	3.6	16.2	19.8
	55.7	157.0	252.3	22.6	71.6	73.9

The consolidated entity leases property under operating leases expiring from one to twenty years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria.

24. Superannuation

Ansell Limited and certain controlled entities contribute to certain defined benefit and accumulation Superannuation Funds maintained to provide superannuation benefits for employees. A total of 10 Superannuation Funds have been established worldwide.

The major defined benefit fund is listed below. Where applicable, amounts shown have been proportionately determined and are based on values extracted from the most recent financial report of the Fund.

$ in millions	Pacific Dunlop Superannuation Fund 2002	2001	2000
Consolidated			
Net assets	281.0(3)	281.0(3)	371.7(2)
Accrued benefits	295.3(1)	295.3(1)	295.3(1)
Excess/(Deficiency)	(14.3)	(14.3)	76.4
Vested benefits	256.0(3)	256.0(3)	316.2(2)
The Company			
Net assets	151.5(3)	151.5(3)	184.4(2)
Accrued benefits	125.1(1)	125.1(1)	125.1(1)
Excess	26.4	26.4	59.3
Vested benefits	126.5(3)	126.5(3)	133.7(2)
Country	Australia		
Benefit type	Defined benefit/ Accumulation		
Basis of contribution	Balance of cost/ Defined Contribution		
Date of last actuarial valuation	1/07/1999		
Actuary	Mercer Human Resource Consulting Pty. Ltd.		

(1) Amounts shown are values as at 30 June 1999

(2) Amounts shown are values as at 30 June 2000

(3) Amounts shown are values as at 30 June 2001

The assets and liabilities of the Pacific Dunlop Executive Superannuation Fund were transferred into the Pacific Dunlop Superannuation Fund when the two Australian Funds were merged effective from 6 October 2000. Members of the Pacific Dunlop Superannuation Fund who have terminated employment with the Company as a result of business sales, have transferred out of the fund and into superannuation arrangements set up by the new owners of the businesses which have been sold. Assets supporting the benefits of those members have been transferred to the new superannuation arrangements. A majority of existing members of the Pacific Dunlop Superannuation Fund are employees of South Pacific Tyres.

The deficiencies shown above for years 2001 and 2002 are due to the last actuarial review of the Fund having been carried out as at 30 June 1999 whilst values shown for net assets are stated at 30 June 2001 which have been impacted by the above noted transfers. A further review is under way as at 30 June 2002. Preliminary estimates from the actuary indicate that as at 30 June 2002, the assets of the Fund were sufficient to meet all benefits payable in the event of the Fund's termination or the voluntary or compulsory termination of employment of each employee in the Fund.

The Company and the controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or Trust Deeds; legal enforceability is dependent on the terms of the legislation or the Trust Deeds.

The directors, based on the advice of the trustees of the funds, are not aware of any changes in circumstances since the date of the most recent financial statements of the funds which would have a material impact on the overall financial position of the funds.

Definitions

Balance of cost: The consolidated entity's contribution is assessed by the actuary by taking into account the members' contribution and the values of the assets.

Defined contribution: The consolidated entity's contribution is set out in the appropriate fund rules, usually as a fixed percentage of salary.

Accrued benefits: The present value of benefits which the fund is presently obliged to transfer in the future to members and beneficiaries as a result of membership of the fund to the calculation date.

Vested benefits: Benefits which are not conditional upon the continued membership of the respective fund or any factor other than resignation from the fund.

Details of contributions paid to the funds are as follows:

$ In Millions	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Contributions to defined benefit funds during the year	3.2	6.9	22.6	3.2	4.0	10.4
Contributions to accumulation funds during the year	0.8	4.0	5.9	-	0.7	0.6

25. Ownership-Based Remuneration Schemes

Executive and Employee Share Plans

The Company has operated two share plans for employees and Directors of the consolidated entity:

- the Pacific Dunlop Executive Share Plan ("Executive Plan"), and
- the Pacific Dunlop Employee Share Plan ("Employee Plan").

No issue of shares has been made under either Plan since February 1994 and the Board determined during 1996 that no further issues of shares will be made under the Executive Plan.

The employee plan permits full time and part time employees, who have completed three or more years continuous service within the consolidated entity and who do not participate in the Executive Plan to acquire 20 ordinary shares in the capital of the Company for each completed year of service. The shares are issued at market value as at the date of issue, payable as to 50 cents per share by the employee, the balance financed by an interest free loan from the Company repayable, at latest, on cessation of employment. The shares are not transferable while a loan remains outstanding, but carry a voting right and an entitlement to dividends (although dividends are applied in reduction of the loan). Invitations are made under the Employee Plan from time to time. As at reporting date no offer to employees was outstanding. The aggregate number of Employee Plan Shares on issue may not exceed 5% of the total issued capital of the Company.

As stated above, the Executive Plan is no longer available for new issues. Shares issued under that Plan to selected employees ("Executives") were paid up to 5 cents and were subject to restrictions for a determined period (for the 1993/1994 issue- 8 1/4 years). While partly paid, the shares are not transferable, carry no voting right and no entitlement to dividends (but are entitled to participate in bonus or rights issues as if fully paid). The price payable for shares issued under the Executive Plan varies according to the event giving rise to a call being made. Market price at the date of the call is payable if an Executive ceases employment within the consolidated entity (other than for death, retrenchment or retirement) prior to expiration of the restriction period. Once restrictions cease the price payable upon a call being made will be the lesser of $10.00 ($2.50 for issues prior to 13 September 1991) and the last sale price of the Company's ordinary shares on Australian Stock Exchange Limited. The aggregate number of Executive Plan Shares on issue could not exceed 5% of the total issued capital of the Company.

The Company's accounting policy in respect of the Employee Plan is to recognise the paid up capital upon allotment and the receivable created by the loan to employees to acquire the shares. In respect of the Executive Plan, no amount was recognised upon issue, apart from the capital paid up on the shares, as the amount of the call payable was not quantifiable at the time of issue. Once a call had been made upon the shares and paid, the Company recognised the increase in paid up capital. The number of Employee Share Plan Shares and the number of Executive Plan Shares (ordinary plan shares paid to five cents) as at balance date are shown in Note 5. A loss of $535,381 pre-tax in respect of the Employee Share Plan was recognised in the Company and the consolidated financial statements for 2002 (2001 - $206,567 loss after tax; 2000 - $219,712 loss after tax).

The market price of the Company's shares as at 30 June 2002 was $6.28.

Options - Generally

At the date of this report 207,000 unissued ordinary shares in the Company remain under option. During the year ended 30 June 2002, 315,000 options expired.

Executive Share Option Plan

207,000 unissued ordinary shares are subject to options granted under the Pacific Dunlop Executive Share Option Plan. The exercise price of each option, which may be increased by the amount (if any) by which the increase in the Consumer Price Index over the period of the options exceeds the dividend yield upon the Company's shares, was $16.50. The options expire on 11 December 2002, and are exercisable in three tranches of equal amount during a period commencing, in the case of tranche 1 on 13 November 2000; in the case of tranche 2 on 13 November 2001; and in the case of tranche 3 on 13 November 2002, and in each case ending on the expiry date, subject to satisfaction of a separate performance hurdle attaching to each tranche. The condition or 'hurdle' that must be satisfied before the options can be exercised is that the total return to shareholders (i.e. growth in share price plus dividends reinvested) in respect of Ansell Limited shares exceeds the simple average total return to shareholders in a selected group of major listed companies over comparable periods in respect of each tranche of options.

Upon exercise the options carry the right to any bonus share issued by the Company during the life of the option, but do not carry any right to participate in any other share issue of the Company or any other body corporate and no options have been exercised at the date of this Report.

25. Ownership-Based Remuneration Schemes (continued)

No determinable value has been ascribed to these options, nor included within the disclosed Executive remuneration details set out in Note 28 to the Financial Statements under Australian Generally Accepted Accounting Principles (GAAP). Under United States GAAP the compensation fair value, at grant date, of all options which are outstanding has been calculated at $0.7 million.

26. Contingent Liabilities

Indemnities and Guarantees

The Company has entered into Deeds of Indemnity with each of the Directors of the Company and has previously entered into Deeds of Indemnity with certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

Ansell Limited has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

Accufix Litigation

Claims have been made against Accufix Research Institute, Inc. (formerly TPLC, Inc.) ('ARI'), certain other wholly-owned controlled entities of Ansell Limited and, in some instances, Ansell Limited (then Pacific Dunlop Limited) relating to the Accufix Pacing leads manufactured by ARI which were withdrawn in late 1994 (the 'Accufix Pacing Leads').

All lawsuits in relation to the Accufix Pacing Leads had been resolved by 30 June 2002, save for:

- two lawsuits in France: one involving the claims of 19 plaintiffs and the 16 subrogated insurers' claims and a second lawsuit recently initiated by three individual claimants; and
- any claims to be subsequently made by any of the 150 persons who opted out of the class settlement in the United States mentioned below.

The US District Court approved the settlement of all previous claims relating to the Accufix Pacing Leads in the US on 8 March 2001. That approval is now binding on the Defendants and all persons entitled who elected to participate in the settlement (and their families). Now only the 150 persons who chose not to participate in the settlement may bring lawsuits in the US in respect of the Accufix Pacing Lead. As of 30 June 2002 none of the 150 persons had done so.

The settlement in the United States requiring payments totalling US$62.4 million (consisting of a fund established for the benefit of persons entitled to the settlement, and a fund for the benefit of persons who opted out of the settlement), and the sums required for the earlier settlements in Australia and elsewhere in the world, were fully covered by the provisions made in the financial statements for the year ending 30 June 1998. The balance of these provisions as at 30 June 2002 (approximately $18.6 million) represents the balance of cash held by ARI and its related companies, and is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix Pacing Lead.

Encor Lead Litigation

In 1997, a putative class action lawsuit was filed in the United States District Court for the Eastern District of California, against ARI and affiliates, including Ansell Limited (then Pacific Dunlop Limited), on behalf of all United States implantees of certain Encor bipolar Telectronics passive fixation atrial 'J' pacemaker leads manufactured by ARI ('Encor Pacing Leads'). The Court in Sacramento denied the plaintiffs' application for class certification on 3 May 1999.

On 11 June 2002, the parties filed a stipulation of dismissal with prejudice for this action and the plaintiffs' claim has been compromised and released. This matter is now concluded.

26. Contingent Liabilities (continued)

Latex Allergy Litigation

Ansell Healthcare Products Inc., Ansell Protective Products Inc., Ansell Limited (formerly Pacific Dunlop Limited) and other Group companies (collectively "the Ansell Defendants") (along with a wide variety of manufacturers and distributors of natural rubber latex gloves), are defendants in lawsuits filed in the United States since 1996 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim that the Ansell Defendants and other manufacturers of natural rubber latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions.

As of 30 June 2002, there were approximately 367 such cases pending against one or more of the Ansell Defendants, representing some 50 percent of cases filed against all defendants. Of these cases 271 have been consolidated for discovery pursuant to the rules on multi-district litigation before the US District Court for the Eastern District of Pennsylvania. The remaining 96 cases are spread through state courts in 45 states, with the greatest concentration in New York (20 cases).

The Company remains a defendant in one Australian case and one case in the United States. Since the inception of this litigation in 1996, the Ansell Defendants have been dismissed as a defendants from approximately 112 cases in the United States.

With this pattern of dismissal and with the complications, case by case, caused by the multiplicity of defendants and the difficulties of determining whose natural rubber latex gloves were utilised by particular plaintiffs, it is not possible to predict which, if any, of the cases they currently face, the Ansell Defendants will have to defend at trial. In those circumstances the liability of the Ansell Defendants, if any, in relation to these claims cannot be quantified.

Business and Asset Sales

The Company and various Group companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. In particular, a Group company has received a notice from a purchaser of one of its businesses in relation to an indemnity under a sale agreement. No formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Simplot Australia Pty Ltd instituted proceedings against the Company and other Group companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty and sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

27. Financial Instruments

Derivative Financial Instruments

The consolidated entity is involved in a range of derivative financial instruments, which can be defined in the following broad categories:

(i) Forward / Future Contracts
These transactions enable the consolidated entity to buy or sell specific amounts of foreign exchange, financial instruments or commodities at an agreed rate/price at a specified future date. Maturities of these contracts are principally between six months and two years.

(ii) Options
This is a contract between two parties, which gives the buyer of a put or call option the right, but not the obligation, to transact at a specified interest rate/exchange rate or commodity price at a future date, generally for a premium. Maturities of these contracts are principally between three months and two years.

(iii) Swaps
These agreements enable parties to swap interest rate (from or to a fixed or floating basis) or currency (from one currency to another currency) positions for a defined period of time. Maturities of the contracts are principally between two and five years.

27. Financial Instruments (continued)

Interest Rate Risk

The Company's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

$ in millions	Weighted Average Effective Interest Rate	Floating	Interest rate Fixed Maturities 1 year or less	Interest rate Fixed Maturities 1 to 5 years	Over 5 years	Non Interest Bearing	Total
Net Financial Assets/(Liabilities) 2002	%						
Financial Assets							
Recognised							
Cash on hand and at bank	1.1%	72.2	-	-	-	-	72.2
Short-term deposits	3.3%	174.1	30.6	-	-	-	204.7
Receivables - trade	N/A	-	-	-	-	232.5	232.5
Receivables - other	2.6%	32.9	25.0	-	-	70.0	127.9
Investments (excl. associated companies)	N/A	-	-	-	-	145.8	145.8
Total Financial Assets 2002		279.2	55.6	-	-	448.3	783.1
Financial Liabilities							
Recognised							
Payables - trade	N/A	-	-	-	-	166.6	166.6
Payables - other	N/A	-	-	-	-	29.8	29.8
Bank overdraft	3.3%	14.6	-	-	-	-	14.6
Bank and other loans	6.1%	466.0	20.8	122.7	-	-	609.5
Provisions (including certain employee entitlements)	N/A	-	-	-	-	85.4	85.4
Unrecognised							
Net interest rate swaps	5.1%	(375.9)	-	375.9	-	-	-
Total Financial Liabilities 2002		104.7	20.8	498.6	-	281.8	905.9
Net Financial Assets/(Liabilities) 2002		174.5	34.8	(498.6)	-	166.5	(122.8)
Net Financial Assets/(Liabilities) 2001	%						
Financial Assets							
Recognised							
Cash on hand and at bank	2.7%	116.3	-	-	-	-	116.3
Short-term deposits	3.8%	102.5	119.1	-	-	-	221.6
Receivables - trade	6.1%	1.5	-	-	-	521.6	523.1
Receivables - other	6.5%	62.5	-	-	-	150.2	212.7
Investments (excl. associated companies)	N/A	-	-	-	-	212.0	212.0
Total Financial Assets 2001		282.8	119.1	-	-	883.8	1,285.7
Financial Liabilities							
Recognised							
Payables - trade	N/A	-	-	-	-	363.5	363.5
Payables - other	N/A	-	-	-	-	55.9	55.9
Payables - bills	9.7%	1.5	-	-	-	5.1	6.6
Bank overdraft	6.4%	9.5	-	-	-	-	9.5
Bank and other loans	5.3%	696.6	785.6	119.0	-	-	1,601.2
Provisions (including certain employee entitlements)	3.0%	-	-	7.3	1.5	198.9	207.7
Amounts due under contractual arrangements	N/A	-	-	-	-	17.8	17.8
Unrecognised							
Net interest rate swaps	5.2%	144.1	(122.8)	(21.3)	-	-	-
Total Financial Liabilities 2001		851.7	662.8	105.0	1.5	641.2	2,262.2
Net Financial Assets/(Liabilities) 2001		(568.9)	(543.7)	(105.0)	(1.5)	242.6	(976.5)

Provisions, including amounts contained within income tax, deferred income tax, contingencies, rationalisation and restructure, Accufix Pacing Lead related expenses and insurance claims amounting to $49.6 million (2001 - $144.2 million; 2000 - $114.6 million) are not included within the table above as it is considered that they do not meet the definition of a financial instrument.

A separate analysis of debt by currency can be found at Note 19 - Interest Bearing Liabilities.

27. Financial Instruments (continued)

Credit Risk and Net Fair Value
Recognised Financial Instruments

(i) Credit Risk
The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of customers and counter parties in various countries.

The consolidated entity is not materially exposed to any individual overseas country or individual customer.

(ii) Net Fair Value
The Directors consider that the carrying amount of recognised financial assets and financial liabilities approximates their net fair value.

Refer to Note 1 for accounting policies in respect of the carrying values of financial assets and financial liabilities.

Unrecognised Financial Instruments

Credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. It is not felt that there is a material exposure to any single counterparty or group of counterparties. The consolidated entity's exposure is almost entirely (over 99%) to banks.

The following table displays:

(i) Face Value
This is the contract's value upon which a market rate is applied to produce a gain or loss which becomes the settlement value of the derivative financial instrument.

(ii) Credit Risk
This is the maximum exposure to the consolidated entity in the event that all counterparties who have amounts outstanding to the consolidated entity under derivative financial instruments, fail to honour their side of the contracts. The consolidated entity's exposure is almost entirely to banks (see (v) below). Amounts owed by the consolidated entity under derivative financial instruments are not included.

(iii) Net Fair Value
This is the amount at which the instrument could be realised between willing parties in a normal market in other than a liquidation or forced sale environment. The net amount owed by / (owing to) financial institutions under all derivative financial instruments would have been ($23.8) million (2001 - $5.9 million; 2000 - $47.3 million), if all contracts were closed out on 30 June 2002.

	Face Value			Credit Risk			Net Fair Value		
$ in millions	2002	2001	2000	2002	2001	2000	2002	2001	2000
Foreign Exchange Contracts									
Purchase/Sale Contracts:									
- U.S. dollars	329.7	1,231.7	496.7	1.6	22.0	4.9	(7.3)	17.6	1.6
- Australian dollars	49.4	237.2	637.2	-	-	-	-	-	-
- Other currencies	216.5	186.5	141.1	2.5	1.7	0.9	2.4	(1.5)	(3.3)
Cross Currency Swaps:									
- U.S. dollars	96.5	240.2	137.3	2.2	0.7	16.5	(1.5)	(16.5)	16.5
- New Zealand dollars	-	-	95.0	-	-	-	-	-	-
- Other currencies	16.5	35.2	98.6	-	5.8	25.3	(2.1)	5.8	24.4
Interest Rate Contracts									
Interest Rate Swaps:									
- U.S. dollars	435.1	452.7	1,113.8	3.0	6.6	11.7	(14.5)	0.5	6.4
- Australian dollars	300.0	300.0	450.0	-	1.2	0.3	(0.8)	0.3	0.2
- New Zealand dollars	-	-	119.9	-	-	1.1	-	-	1.0
- Other currencies	17.5	16.7	47.6	-	-	0.4	-	(0.3)	0.4
Forward Rate Agreements:									
- U.S. dollars	-	-	83.2	-	-	-	-	-	-
Commodity Contracts									
Commodity Futures:									
- U.S. dollars	-	-	15.9	-	-	0.1	-	-	0.1
Total	1,461.2	2,700.2	3,436.3	9.3	38.0	61.2	(23.8)	5.9	47.3

27. Financial Instruments (continued)

From time to time in the ordinary course of business, the consolidated entity enters into forward exchange contracts to hedge a proportion of anticipated purchase and sale commitments denominated in foreign currencies (principally US dollars). The amount of anticipated future purchases and sales is forecast in light of current market conditions and commitments from customers. Hedge contracts are used to cover the next available trading exposure until all contracts are fully utilised. Hedge cover generally does not exceed 3 months.

(iv) Market/Liquidity Risk

The consolidated entity seeks to reduce the risk of:

(a) being forced to exit derivative financial instrument positions at below their real worth; or
(b) finding it cannot exit the position at all, due to lack of liquidity in the market;
by:
(a) dealing only in liquid contracts dealt by many counterparties; and
(b) dealing only in large and highly liquid and stable international markets.

(v) Credit Risk by Maturity

The following table indicates the value of amounts owing by counterparties by maturity. Based on the Group policy of not having overnight exposures to an entity rated lower than A- by Standard & Poor's or A3 by Moody's Investors Service, it is felt the risk to the consolidated entity of the counterparty default loss is not material.

	Foreign Exchange Related Contracts			Interest Rate Contracts			Commodity Contracts			Total		
$ in millions	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000
Term												
0 to 6 mths	4.1	27.0	31.8	-	1.2	0.7	-	-	0.1	4.1	28.2	32.6
6 to 12 mths	-	2.5	2.5	-	-	0.2	-	-	-	-	2.5	2.7
1 to 2 yrs	-	-	3.1	3.0	0.8	1.3	-	-	-	3.0	0.8	4.4
2 to 5 yrs	2.2	-	5.0	-	5.8	11.3	-	-	-	2.2	5.8	16.3
5 to 10 yrs	-	0.7	5.2	-	-	-	-	-	-	-	0.7	5.2
Total	6.3	30.2	47.6	3.0	7.8	13.5	-	-	0.1	9.3	38.0	61.2

(vi) Historical Rate Rollovers

It is the consolidated entity's policy not to engage in historical rate rollovers except in circumstances where the maturity date falls on a bank holiday. In these instances, settlement occurs on the next trading day.

(vii) Hedges and Anticipated Future Transactions

The following table shows the consolidated entity's deferred gains and (losses), both realised and unrealised, that are currently held on the Statement of Financial Position and the expected timing of recognition as revenue or expense:

	Interest Rate			Foreign Exchange			Commodity		
$ in millions	2002	2001	2000	2002	2001	2000	2002	2001	2000
Anticipated Exposures									
Less than 1 year	-	-	-	(0.5)	1.4	(1.7)	-	-	-
Realised Swaps Deferred									
Less than 1 year	0.1	(0.5)	0.5						
1 to 2 years	0.7	0.2	(0.2)						
2 to 5 years	2.2	(0.5)	(1.0)						
Greater than 5 years	-	1.6	2.0						

28. Directors' and Executives' remuneration

$ in Thousands	The Company 2002	2001	2000
Directors			
Aggregate remuneration paid or payable to Directors: (a)(c)(d)			
Directors' fees and salaries of Ansell Limited Executive Directors	1,225	1,313	1,715
Performance-based bonuses		100	-
Other benefits (d)	111	2,791	1,606
Total remuneration of Directors of Ansell Limited	**1,336**	**4,204**	**3,321**

Consolidated remuneration of directors of all Group Companies:

2002	$26,153,000
2001	$35,713,000
2000	$34,534,000

Executives	Consolidated 2002	2001	2000	The Company 2002	2001	2000
Aggregate remuneration of the thirteen Senior Executives: (a)(b)(c)(d)(e)(f)						
Salaries	3,788	4,322	5,417	1,688	3,253	4,043
Performance-based bonuses	2,023	3,128	1,420	1,631	100	285
Other benefits (d)	3,871	4,411	4,202	3,232	3,871	2,951
Total remuneration of Executives	**9,682**	**11,861**	**11,039**	**6,551**	**7,224**	**7,279**

The number of Directors and Senior Executives whose total remuneration fell within the following bands (a)(b)(c)(d)(e)(f).

Dollars		Executives Consolidated 2002	2001	2000	Executives The Company 2002	2001	2000	Directors The Company 2002	2001	2000
0	10,000							1		1
10,001	20,000							1		
20,001	30,000								2	
40,001	50,000							3		
60,001	70,000							2	1	2
70,001	80,000								2	1
80,001	90,000							1	1	1
90,001	100,000									1
190,001	200,000			1			1			
200,001	210,000		1			1				1
210,001	220,000								1	
230,001	240,000	1			1					
260,001	270,000								1	
280,001	290,000							1		
320,001	330,000		1			1				
370,001	380,000	1			1					
380,001	390,000		1			1				
420,001	430,000	2			2					
430,001	440,000(d)	1		2	1		2	1		
440,001	450,000		1			1				
460,001	470,000(d)		1	1		1	1			
510,001	520,000	1								
520,001	530,000(d)	1	1	1	1	1	1			
540,001	550,000(d)	1								
550,001	560,000	1								
560,001	570,000		1			1				
580,001	590,000			1			1			
590,001	600,000			1			1			
800,001	810,000			1			1			1
920,001	930,000(d)		1			1				
950,001	960,000	1			1					
1,130,001	1,140,000			1						
1,300,001	1,310,000(d)			1			1			
1,380,001	1,390,000		1							
1,510,001	1,520,000(f)	1						1		
1,530,001	1,540,000(d)	1			1					
1,640,001	1,650,000(d)	1			1					
1,910,001	1,920,000(d)			1			1			1
2,620,001	2,630,000			1						
3,250,001	3,260,000		1							
3,380,001	3,390,000(d)		1			1			1	
Total no. of Dir & Execs		13	11	12	9	9	10	11	9	9

(a) The above values for Directors and Executives include amounts actually paid to superannuation funds in respect of their retirement.
(b) Includes Executive Directors of the Company disclosed within the remuneration of Directors.
(c) Any benefit arising from the grant of options to the Managing Director or other Executives which may subsequently be derived is not quantified and accordingly, has not been included in remuneration disclosed above. For details on the options, refer Note 34(c).
(d) Includes retirement and/or statutory benefits paid to Directors and Executives.
(e) Executives for this disclosure include only those persons who, during the year, had the greatest authority for managing the group. These executives numbered up to seven at any one time in 2002, eleven in 2001 and twelve in 2000. The disclosure includes four permanently overseas-based Executives whose total remuneration in 2002 was $3.1 million (two in 2001 - $4.6 million, two in 2000 - $3.8 million).
(f) Executive was appointed a Director on 30 April 2002. Includes total remuneration received for the full year.

29. Service Agreements

Provided for in the Financial Statements

The Company at 30 June 2002 had agreements with each of the Non-executive Directors which provide for benefits upon termination. The full extent of the liabilities of the Company under these agreements has been undertaken by a superannuation fund of which the Company is employer sponsor.

30. Notes to the Business Segments Report

(a) Operating Revenue

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received from the sale of such businesses (net of disposal costs).

(b) Unallocated Revenue and Costs

Represents costs of Corporate Head Office, costs of Ansell Healthcare's Corporate Head Office and non-sales revenue.

(c) Tax

Includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(d) Cash

Represents Cash of Ansell Healthcare and Corporate.

(e) Inter-Segment Transactions

Operating revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment. The only significant inter-segment sales were made by Australia & S.E. Asia - $304.9 million (2001 - $303.8 million: 2000 - $189.3 million) and America - $188.3 million (2001 - $220.6 million; 2000 - $128.3 million).

(f) Industry Segments

The consolidated entity comprises the following main business segments:

- Occupational Healthcare - manufacture and sale of occupational health and safety gloves.
- Professional Healthcare - manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
- Consumer Healthcare - manufacture and sale of condoms, household gloves and other personal products.
- Discontinued Businesses - represents former Industry Segment businesses which have been sold or abandoned.

(g) Regions

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

- Australia & S.E. Asia - manufacturing facilities in 4 countries and sales activities.
- America - manufacturing facilities in USA and Mexico and significant sales activities.
- Europe - principally a sales region with one manufacturing facility in the UK.

$ In Millions	2002	2001	2000
(h) Segment Capital Expenditure (including finance leases)			
Occupational Healthcare	6.7	9.0	20.5
Professional Healthcare	12.7	7.7	10.1
Consumer Healthcare	1.5	4.4	14.4
Discontinued Businesses	12.0	38.8	104.9
(i) Region Capital Expenditure (including finance leases)			
Australia & S.E. Asia	13.5	12.7	29.9
America	5.3	7.1	14.5
Europe	2.0	1.4	0.7
(j) Segment Depreciation (including amortisation of finance leases)			
Occupational Healthcare	15.7	16.7	16.2
Professional Healthcare	18.8	18.9	17.6
Consumer Healthcare	5.6	5.7	5.8
Discontinued Businesses	11.1	52.1	100.3
(k) Segment Other Non Cash Expenses (excluding Provision for Rationalisation and Write-down of Assets separately disclosed)			
Occupational Healthcare	8.9	7.9	5.9
Professional Healthcare	1.9	6.4	2.4
Consumer Healthcare	5.1	1.9	4.5
Discontinued Businesses	14.8	49.7	91.7

31. Notes to the Statements of Cash Flows

(a) Businesses Acquired and Disposed

$ In Millions	Consolidated Acquisitions	Consolidated Disposals	The Company Acquisitions	The Company Disposals
During the year a number of controlled entities and businesses were acquired and disposed. The details are as follows:				
Fair value of net assets acquired/(disposed)				
Property, plant and equipment	5.3	(180.3)	-	(79.7)
Investments	-	(2.8)	-	(188.9)
Future income tax benefit	-	(17.0)	-	(15.5)
Trade debtors and other amounts receivable	31.4	(403.2)	-	(199.4)
Inventories	-	(519.7)	-	(203.1)
Cash (net of bank overdraft)	3.7	(3.3)	-	(4.1)
Goodwill	-	(21.3)	-	(3.1)
Brand names	-	(40.5)	-	(7.3)
Other assets	0.3	(30.7)	-	(10.2)
Bank and other loans	-	0.1	-	0.1
Creditors and other liabilities	(11.9)	296.3	-	196.7
	28.8	(922.4)	-	(514.5)
Goodwill on acquisition	15.8		-	-
Net gain[a]	-	(17.3)	-	(7.0)
	44.6	(939.7)	-	(521.5)
Consideration				
Cash paid/(received)	44.6	(939.7)	-	(521.5)
	44.6	(939.7)	-	(521.5)
Outflow/(inflow) of cash				
Cash consideration	44.6	(939.7)	-	(521.5)
Less: Cash balances (acquired)/disposed (net of overdrafts)	(3.7)	3.3	-	4.1
	40.9	(936.4)	-	(517.4)

[a] Excludes gain on recognition in the consolidated entity of the investment in Ambri Ltd of $8.4 million.

(b) Financing Facilities

Refer Note 19.

31. Notes to the Statements of Cash Flows (continued)

(c) Reconciliation of Net Cash Provided by Operating Activities to Net Profit/(Loss) after Income Tax

	Consolidated			The Company		
$ In Millions	2002	2001	2000	2002	2001	2000
Net profit/(loss) after income tax	(113.0)	(135.8)	(82.4)	71.6	(755.9)	(4.0)
Add/(less) non-cash items:						
Depreciation	50.3	90.2	142.9	7.9	16.7	31.5
Amortisation	32.0	49.6	50.3	0.5	5.8	5.4
Goodwill written off	-	-	-	-	5.7	-
Provision for doubtful debts - trade	(2.9)	7.9	7.3	1.0	0.1	1.2
Write off of FITB attributable to Australian tax losses	15.2	158.5	-	17.3	88.4	-
Provision for doubtful debts - wholly owned controlled entities	-	-	-	(16.3)	644.7	(8.3)
Write down of assets and investments in wholly owned controlled entities	75.2	97.7	160.0	96.6	240.3	186.0
Write down of property, plant and equipment	69.3	-	-	2.2	-	-
Share of net loss/(gain) of associate and joint venture entities	(1.9)	44.3	1.9	-	-	-
Add/(less) items classified as investing/financing activities:						
Interest revenue	(15.5)	(44.9)	(47.4)	(38.2)	(130.3)	(91.3)
Borrowing costs	70.2	144.3	149.5	67.0	129.5	124.5
Loss/(gain) on sale of investments, properties, plant and equipment	5.6	4.6	(2.3)	1.0	4.2	(23.5)
Loss/(gain) on sale of controlled entities and businesses [1]	(25.7)	(154.7)	4.5	(7.0)	(178.6)	-
Net cash provided by operating activities before change in assets and liabilities	158.8	261.7	384.3	203.6	70.6	221.5
Change in assets and liabilities net of effect from acquisitions and disposals of controlled entities and businesses:						
(Increase)/Decrease in debtors	(0.3)	(176.5)	215.7	(26.5)	(20.3)	47.0
(Increase)/Decrease in inventories	39.4	(13.8)	129.2	(10.9)	16.9	13.0
Decrease/(Increase) in prepaid expenses	(2.4)	19.2	17.3	4.5	16.1	6.5
(Increase)/Decrease in deferred expenses	4.3	(4.2)	(16.8)	13.6	2.8	(16.3)
Increase/(Decrease) in creditors and bills payable	78.3	52.2	(118.6)	5.3	(2.5)	(29.0)
(Decrease)/Increase in provisions and other liabilities	(203.1)	(128.4)	(167.5)	(38.8)	(230.7)	70.6
Increase/(Decrease) in provision for deferred income tax	2.3	1.0	(47.6)	-	-	-
(Increase)/Decrease in future income tax benefit	24.7	(6.0)	8.4	(0.7)	27.1	9.4
(Decrease)/Increase in provision for income tax	(8.5)	1.2	8.0	-	-	(2.2)
(Increase)/Decrease in GNB net operating assets held for sale	-	182.3	(182.3)	-	20.7	(20.7)
Other non-cash items (including foreign currency impact)	*19.6*	*37.9*	*(39.8)*	*(0.2)*	*(0.8)*	*(5.0)*
Net cash provided by operating activities	**113.1**	**226.6**	**190.3**	**149.9**	**(100.1)**	**294.8**

[1] Refer to Note 4(b) for further details on the Company 2001.

(d) Components of Cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at banks and investments in money market instruments, net of outstanding bank overdrafts. Cash, at the end of the financial year, as shown in the Statements of Cash Flows, comprises:

		Consolidated			The Company		
$ In Millions		2002	2001	2000	2002	2001	2000
Cash on hand	11	0.2	0.6	1.2	-	0.1	0.1
Cash at bank	11	72.0	115.7	187.8	4.2	21.0	23.5
Short-term deposits	11	186.3	194.6	862.6	-	7.2	4.4
Restricted deposits*	11	18.4	27.0	26.3	-	-	-
Bank overdrafts	19	(14.6)	(9.5)	(58.1)	(0.9)	(1.0)	(3.9)
		262.3	328.4	1,019.8	3.3	27.3	24.1

* Refer to note 11 for further details on these amounts.

(e) Net Loans to Controlled Entities

In the Statements of Cash Flows of the Company, loan movements with controlled entities are disclosed as a net movement due to such transactions being large in number and rapid in turnover.

32. Acquisition of Controlled Entities and Material Businesses

During the year the following businesses were acquired:	Date of Acquisition	Voting Shares Acquired %	Cost of Acquisition $ million	Net Tangible Assets Acquired $ million	Description of Purchase Consideration

No material acquisitions were made during the year.

33. Disposal of Controlled Entities and Material Businesses

During the year the following material businesses were disposed of:	Date of Disposal	Voting Shares Disposed %	Consideration (Cash) $ million	Net Tangible Assets Disposed $ million	Profit / (Loss) on Disposal $ million
Pacific Automotive	31-Aug-01	100	238.7	247.9	(9.2)
Pacific Brands	30-Nov-01	100	701.0	674.5	26.5

34. Related Party Disclosures

Ansell Limited is the parent entity of all entities detailed in Note 37 and from time to time has dealings on normal commercial terms and conditions with those related entities, the effects of which are eliminated in the consolidated financial statements.

Disclosures in respect of certain transactions with controlled entities and related parties and amounts paid to or received therefrom are as set out in the details below. Other transactions with related entities, which are eliminated on consolidation, include the lease of certain properties, the supply of materials and labour and the provision of both short and long term finance in the form of varying financial instruments, all of which are conducted on normal commercial terms and conditions. The Directors of the Company during the year were:

Edward D Tweddell
Herbert J Elliott
John T Ralph
Robert J McLean
Peter L Barnes
Stanley P Gold
Anthony B Daniels
Ian E Webber
Harry Boon
S Carolyn H Kay
Nuno A D'Aquino

Details of transactions with these Directors or other Directors of other related entities (including entities deemed to be related to such Directors) and details of other related party transactions and amounts are set out in:

Note 3	as to interest and dividends received from controlled entities.
Note 4	as to interest paid to controlled entities.
Note 12	as to amounts receivable from controlled entities and loans to Directors of entities in the consolidated entity.
Note 18	as to amounts payable to controlled entities.
Note 28	as to remuneration paid or payable to Directors of the Company and the allocation of those amounts to individual directors within the bands of $10,000.
Note 29	as to agreements with certain Non-executive Directors.

(a) Transactions with Associated Companies

The Company and the consolidated entity hold investments in associated companies as set out in Note 38. During the course of the year, the Company and the consolidated entity conducted financial transactions with these associated companies on normal commercial terms and conditions. The nature and amounts of these transactions are detailed as follows:

	Consolidated			The Company		
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m
Sale of goods and services						
Car Parts Distribution Pty Ltd	7.5	97.3	84.0	-	-	-
South Pacific Tyres N.Z. Ltd.	-	0.5	1.6	-	-	-
	7.5	97.8	85.6	-	-	-
Royalty revenue						
South Pacific Tyres N.Z. Ltd.	0.4	1.9	1.8	-	-	-
Dividend revenue						
Pacific Marine Batteries Pty. Ltd.	-	-	-	1.3	1.0	-
	-	-	-	1.3	1.0	-
Aggregate current amounts receivable [a]						
Car Parts Distribution Pty Ltd	-	5.4	10.9	-	-	-
South Pacific Tyres N.Z. Ltd.	-	-	0.2	-	-	-
	-	5.4	11.1	-	-	-

(a) Amounts included within Trade debtors and Other Amounts Receivable (Note 12).

59

34. Related Party Disclosures (continued)

(b) Transactions with Partnerships

The consolidated entity carries on a partnership with Goodyear in Australia and Papua New Guinea under the name of South Pacific Tyres. In addition the consoldiated entity carried on a partnership with Accenture in Australia and New Zealand under the name Novare Asia Pacific until 31 August 2001, at which time the consolidated entity acquired Accenture's share of Novare Asia Pacific. During the course of the year (and to 31 August 2001 in respect of Novare Asia Pacific), the Company and the consolidated entity conducted financial transactions with these partnerships on normal commercial terms and conditions being:

	Consolidated			The Company		
$ in Millions	2002	2001	2000	2002	2001	2000
Sales of goods and services						
Novare Asia Pacific	-	1.1	-	-	1.1	-
South Pacific Tyres	1.3	6.6	18.8	-	6.6	8.4
	1.3	7.7	18.8	-	7.7	8.4
Purchases of goods and services						
Novare Asia Pacific	5.5	54.2	-	3.4	52.7	-
South Pacific Tyres	-	1.1	1.4		0.9	1.4
	5.5	55.3	1.4	3.4	53.6	1.4
Other revenue						
South Pacific Tyres	2.5	0.8	0.3	2.0	0.8	0.1
Other expenses						
South Pacific Tyres	-	-	0.1	-	-	0.1
Aggregate current amounts receivable (a)						
South Pacific Tyres	-	-	0.9	-	-	0.6
Aggregate non-current amounts receivable						
Novare Asia Pacific	-	3.0	-	-	3.0	-
South Pacific Tyres (a)	58.0	25.8	-	27.6	25.8	-
	58.0	28.8	-	27.6	28.8	-
Aggregate current amounts payable (b)						
Novare Asia Pacific	-	4.7	-	-	4.5	-
South Pacific Tyres	-	0.4	0.1	-	0.4	0.1
	-	5.1	0.1	-	4.9	0.1

(a) Amount included within Other Amounts Receivable (Note 12)

(b) Amount included within Other creditors (Note 18)

Loans

On 20 December 2000, the Company agreed to make available to the South Pacific Tyres partnership a loan for $56.3 million for a period of two years. The loan was drawn down in two tranches, $31.3 million on 20 December 2000 and $25.0 million on 5 January 2001.

On 20 December 2000, the Company was assigned a South Pacific Tyres receivable due from Goodyear of $31.3 million as partial settlement of the above loan.

During the year Goodyear repaid $30 million of its loan which was in turn on-lent to South Pacific Tyres by a controlled entity.

Under the terms of the agreement with Goodyear containing put and call options providing the consolidated entity an actionable exit strategy in respect of its investment in the South Pacific Tyres partnership, the terms of the loans were extended for a period of four to five years.

Interest is charged at market rate and is payable quarterly in arrears.

Interest brought to account by the Company in relation to this loan during the year:

	Consolidated	The Company
$ in Millions	2002	2002
Interest revenue	2.5	2.0

In addition, under the partnership agreement, South Pacific Tyres leases certain properties on a basis of equitable rentals mutually agreed by the partners. Lease payments of $0.2 million (2001 - $0.2 million; 2000 - $0.3 million) were made by South Pacific Tyres to the consolidated entity. The Company, through its corporate treasury operations, also provided on the basis of normal commercial terms and conditions, forward exchange cover on behalf of the partnership.

34. *Related Party Disclosures (continued)*

(c) Transactions of Directors and Director-Related Entities Concerning Shares or Share Options

The aggregate number of shares acquired[1] by Directors of the Company and their director-related entities in entities in the consolidated entity during the year ended 30 June 2002 was:

The Company - 6,160 fully paid ordinary shares (2001 - 5,515; 2000 - Nil).

The aggregate number of shares and share options disposed of by Directors of the Company and their director-related entities in the Company was Nil (2001 - Nil; 2000 - Nil).

The aggregate number of shares and share options held directly, indirectly or beneficially by the Directors of the Company and their director-related entities in the Company as at balance date were:

24,478,677[2] fully paid ordinary shares (2001 - 132,808; 2000 - 123,293)
Nil ordinary plan shares paid to five cents (2001 - Nil; 2000 - 42,000)
120,000 share options (2001 - Nil; 2000 - 1,200,000).

[1] The above reflects the position in the financial statements of the Company and upon consolidation of the controlled entities. It only includes shares acquired from or disposed to an entity in the consolidated entity.

[2] Includes 24,428,841 shares owned by Trefoil International III, SPRL. Mr S Gold has a non-beneficial indirect interest in these shares as he has a 10% economic interest in that entity, of which he is also a Director.

As stated at Note 5 - Contributed Equity, a 1 for 5 share consolidation was effected during the year. The quantity of shares and share options disclosed above, for both the current year and prior years, are stated as post-share consolidation quantities.

(d) Other Transactions of Directors and Director-Related Entities

In addition to the transactions referred to above, the consolidated entity entered into the following transactions with Directors and former Directors and their director-related entities. All transactions were on normal commercial terms and conditions except where otherwise stated:

- A. Pellen was a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd. A director-related entity of A. Pellen, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;
- H. Ng is a Director of PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd. A director-related entity of H. Ng, Richard Oliver International Pte. Ltd. provided management services to PacDun (Singapore) Pte Ltd. and Pacific Dunlop Holdings (Singapore) Pte. Ltd.;
- S. Bagaria is a Director of Ansell Kemwell Ltd. A director-related entity of S. Bagaria, North East Gas (P) Ltd. leased premises to Ansell Kemwell Ltd.;
- J. Eady was a Director of Ambri Pty Ltd. A director-related entity of J. Eady, Eady Family Discretionary Trust provided management services to Ambri Pty. Ltd.

Aggregate amounts of each of the above types of other transactions with Directors and their director-related entities were as follows:

	Consolidated			The Company		
	2002	2001	2000	2002	2001	2000
	$m	$m	$m	$m	$m	$m
Transaction Type						
Provision of management and consulting services	0.2	0.3	0.2	0.1	-	-
Rent of premises received by Directors and their director-related entities	-	-	0.4	-	-	-
Sales of goods to Directors and their director-related entities	-	0.2	1.0	-	-	-
Provision of legal services	-	13.2	11.9	-	0.7	1.7
Aggregate amounts payable to Directors and their director-related entities [a]						
Current	-	2.1	1.9	-	0.2	0.1

(a) Amount included within Other Creditors (Note 18).

In addition to the transactions referred to above, transactions were entered into during the year with Directors of the Company and its controlled entities or with director-related entities which:

- occurred within a normal employee customer or supplier relationship on terms and conditions no more favourable than those which it is reasonable to expect would have been adopted if dealing with the Director or director-related entity at arm's length in the same circumstances;
- do not have the potential to affect adversely decisions about the allocation of scarce resources or the discharge of accountability of the Directors; and are trivial or domestic in nature;

include:

- provision of company services which have been fully reimbursed;
- minor purchases of goods at discount rates which are also available to other employees;
- purchases of Company owned motor vehicles at a value or net return to the Company or the consolidated entity of written down value;
- contracts of employment with relatives of Directors on either full time, casual or work experience basis on normal commercial terms and conditions.

35. Earnings per Share

$ in Millions	Consolidated 2002	2001	2000
Earnings reconciliation			
Net loss	(113.0)	(135.8)	(82.4)
Net loss attributable to outside equity interests	2.8	3.6	4.1
Basic earnings	**(115.8)**	**(139.4)**	**(86.5)**
After-tax effect of interest on convertible notes	-	-	-
Diluted earnings	**(115.8)**	**(139.4)**	**(86.5)**

	Consolidated 2002	2001	2000
Weighted average number of ordinary shares used as the denominator			
Number for basic earnings per share			
Ordinary shares	186.9	194.0	206.5
Effect of executive share options on issue	0.7	1.2	1.6
Number for diluted earnings per share	187.6	195.2	208.1

Partly paid Executive Shares have been classified as potential ordinary shares issued for no consideration and have been included in diluted earnings per share.

The following Executive Share Options have not been included in the calculation of diluted EPS as they are not dilutive:

- Issue date 11 December 1997: 207,000 options

Conversion, Call, Subscription or issue after 30 June 2002
Refer to Note 5 for further information.

36. Environmental Matters

In September 2000, the Company sold its worldwide GNB battery business to Exide Corporation ("Exide"). This transaction was effected by way of a series of stock and asset purchase agreements with various entities and divisions comprising the GNB business.

Under the sale agreements, Pacific Dunlop Holdings (USA) Inc ("PDH(USA)") made certain representations and gave certain warranties about the condition of the GNB facilities and the existence or non-existence of environmental liabilities in the GNB business and agreed to indemnify Exide against costs and expenses incurred as a result of breaches of the representations and warranties or the existence of environmental contamination at or around GNB facilities. Liability for indemnities relating to warranties regarding the environmental condition of the GNB properties sold are contractually limited to the purchase price paid by Exide for GNB, while liabilities relating to unknown or undisclosed conditions on GNB properties sold that may give rise to environmental liabilities are contractually capped at US$40 million.

Although the representations and warranties were made by PDH(USA) and other Ansell entities around the world, to avoid multiple and confusing actions under the various agreements, it was agreed that Exide would have recourse for indemnification only against PDH(USA) in the United States.

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the consolidated entity has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

37. Particulars Relating to Controlled Entities

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2002 %	2001 %	2000 %
Ansell Limited (formerly Pacific Dunlop Limited)	Australia			
Ansell GmbH	*Germany	100	100	100
Ansell Healthcare Japan Co. Ltd. (formerly Pacific Dunlop Japan K.K.)	*Japan	100	100	100
Ativ Pac Pty. Ltd. (formerly Vita Pacific Pty. Ltd. formerly Vita Pacific Ltd.)	Australia	100	100	100
BNG Battery Technologies Pty. Ltd. (formerly GNB Battery Technologies Ltd.)	Australia	100	100	100
Cliburn Investments Pty. Ltd.	Australia	100	100	100
Dexboy International Pty. Ltd. (formerly Boydex International Pty. Ltd.)	Australia	100	100	100
Corrvas Insurance Pty. Ltd.	Australia	100	100	100
Dunlop Olympic Manufacturing Pty. Ltd.	Australia	100	100	100
Duratray Pty. Ltd.	Australia	100	100	100
FGDP Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Services Pty. Ltd.	Australia	100	100	100
N Harvesters Pty. Ltd.	Australia	100	100	100
PSL Industries Pty. Ltd.	Australia	100	100	100
International Better Brands Pty Ltd	Australia	100	100	100
Licknib Pty. Ltd. (formerly Niblick Pty. Ltd.)	Australia	100	100	100
Nucleus Ltd.	Australia	100	100	100
Lifetec Project Pty. Ltd. (formerly AMBRI Project Pty. Ltd.)	Australia	100	100	100
Medical TPLC Pty. Ltd.	Australia	100	100	100
N&T Pty. Ltd.	Australia	100	100	100
Nucleus Trading Pte. Ltd.	*Singapore	100	100	100
THLD Ltd.	Australia	100	100	100
TNC Holdings Pte. Ltd.	*Singapore	100	100	100
TPLC Pty. Ltd.	Australia	100	100	100
Societe de Management Financier S.A.	*France	100	100	100
TPLC S.A.	*France	100	100	100
Olympic General Products Pty. Ltd.	Australia	100	100	100
Foamlite (Australia) Pty. Ltd.	Australia	100	100	100
Pacific Distribution Properties Pty. Ltd. (formerly Pacific Distribution Properties Ltd.)	Australia	100	100	100
Pacific Dunlop Finance Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Holdings (China) Co. Ltd.	*China	100	100	100
Pacific Dunlop Holdings (N.Z.) Ltd.	*New Zealand	100	100	100
Pacific Dunlop Linings Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Tyres Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (U.K.) Ltd.	*UK	100	100	100
P.D. Holdings Pty. Ltd.	Australia	100	100	100
P.D. International Pty. Ltd.	Australia	100	100	100
Ansell Belgium Holdings SPRL N.V.	*Belgium	100	100	-
Ansell Canada Inc.	*Canada	100	100	100
Llesna Healthcare Pty. Ltd. (formerly Ansell Healthcare Pty. Ltd.)	Australia	100	100	-
Ansell Italy Srl	* Italy	100	100	-
Ansell Kemwell Ltd. (formerly Kemwell International Ltd.)	*India	74.9	74.9	74.9
Ansell Lanka (Pvt.) Ltd.	*Sri Lanka	100	100	100
Ansell S.A.	*France	100	100	100
Ansell (Thailand) Ltd.	*Thailand	100	100	100
Ansell Protective Products Europe N.V.	*Belgium	100	100	100
Medical Telectronics N.V.	*Netherlands Ant.	100	100	100
Medical Telectronics Holding & Finance (Holland) B.V.	*Netherlands	100	100	100
Mt Waverley Estates Pty. Ltd.	Australia	100	100	100
Pacific Dunlop (Hong Kong) Limited.	*Hong Kong	100	-	-
PacDun (Singapore) Pte. Ltd. (formerly Pacific Dunlop Insurances Pte. Ltd.)	*Singapore	100	100	100
Pacific Dunlop Investments (USA) Inc.	*USA	100	100	100
Ansell Brazil LTDA	*Brazil	100	100	-
Ansell Edmont Industrial de Mexico S.A. de C.V.	*Mexico	100	100	100
Ansell Perry de Mexico S.A. de C.V.	*Mexico	100	100	100
Commercializadora GNK S.A de C.V.	*Mexico	100	100	100
Golden Needles de Mexico S.A de C.V.	*Mexico	100	100	100
Pacific Dunlop Holdings (USA) Inc.	*USA	100	100	100
Ansell Healthcare Products Inc. (formerly Ansell Incorporated)	*USA	100	100	100
Ansell Protective Products Inc. (formerly Ansell Edmont Industrial Inc.)	*USA	100	100	100
Ansell Services Inc. (formerly Olex Cables USA Inc.)	*USA	100	100	100
Pacific Chloride Inc.	*USA	100	100	100
Pacific Dunlop Holdings Inc.	*USA	100	100	100
Pacific Dunlop USA Inc.	*USA	100	100	100
TPLC Holdings Inc.	*USA	100	100	100
Accufix Research Institute Inc.	*USA	100	100	100
Cotac Corporation	*USA	100	100	100
Pacific Dunlop Finance Company Inc.	*USA	100	100	100

37. Particulars Relating to Controlled Entities (continued)

Particulars Relating to Controlled Entities	Country of Incorporation	Beneficial Interest 2002 %	2001 %	2000 %
Pacific Dunlop Holdings (Europe) Ltd. (formerly Pacific Dunlop (Holdings) Ltd.)	*U.K.	100	100	100
Ansell Glove Company Ltd.	*U.K.	100	100	100
Golden Needles Knitting & Glove Co. Ltd.	*U.K.	100	100	100
Ansell UK Limited	*U.K.	100	100	100
Mates Vending Ltd.	*U.K.	100	100	100
Pacific Dunlop Holdings (Singapore) Pte. Ltd.	*Singapore	100	100	100
JK Ansell Ltd.	*India	(a) 50	(a) 50	(a) 50
P.D. Holdings (Malaysia) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Ambi Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kedah) Sdn. Bhd.	*Malaysia	100	100	100
Ansell (Kulim) Sdn. Bhd.	*Malaysia	100	100	100
Ansell Malaysia Sdn. Bhd.	*Malaysia	75	75	75
Ansell Medical Sdn. Bhd.	*Malaysia	75	75	75
Ansell N.P. Sdn. Bhd.	*Malaysia	75	75	75
Ansell Shah Alam Sdn. Bhd.	*Malaysia	100	100	100
PDOCB Pty. Ltd.	Australia	100	100	100
Ansell Medical Products Pvt. Ltd.	*India	100	100	100
Suretex Ltd.	*Thailand	100	100	100
Latex Investments Ltd.	Mauritius	100	100	100
Suretex Prophylactics (India) Ltd.	*India	100	100	100
STX Prophylactics S.A .(Pty.) Ltd. (formerly GP Prophylactics S.A.)	*Sth Africa	100	100	100
PD Licensing Pty. Ltd. (formerly PD Licensing Ltd.)	Australia	100	100	100
PD Shared Services Pty. Ltd.	Australia	100	100	100
PD Shared Services Holdings Pty. Ltd.	Australia	100	-	-
Siteprints Pty. Ltd.	Australia	100	100	100
S.T.P. (Hong Kong) Ltd.	*Hong Kong	100	100	100
Pacific Dunlop Holdings N.V.	*Netherlands Ant.	100	100	100
Pacific Dunlop (Netherlands) B.V.	*Netherlands	100	100	100
Textile Industrial Design & Engineering Pty. Ltd. (formerly Textile Industrial Design & Engineering Ltd.)	Australia	100	100	100
The Distribution Group Holdings Pty. Ltd. (formerly The Distribution Group Holdings Ltd.)	Australia	100	100	100
The Distribution Group Pty. Ltd. (formerly The Distribution Group Ltd.)	Australia	(b) 100	b) 100	b) 100
Nwodhsa Enterprises (Wholesale) Pty. Ltd. (formerly Ashdown Enterprises (Wholesale) Pty. Ltd.)	Australia	100	100	100
TDG Warehousing Pty. Ltd.	Australia	100	100	100
The Distribution Trust	Australia	100	100	100
Union Knitting Mills Pty. Ltd.	Australia	100	100	100
Xelo Pty. Ltd. (formerly Olex Pty. Ltd.)	Australia	100	100	100
Xelo Sacof Pty. Ltd. (formerly Olex Focas Pty. Ltd.)	Australia	100	100	100

Controlled Entities Sold in Year Ended 30 June 2002

AMBRI Pty. Ltd.	Australia	100	100	100
Bonds Industries Pty. Ltd. (formerly Bonds Industries Ltd.)	Australia	100	100	100
Carparts Distribution Pty. Ltd.	Australia	100	50	-
Dream Crafts Sdn. Bhd.	*Malaysia	50	50	50
Dream Products Sdn. Bhd.	*Malaysia	50	50	50
Dreamland (Singapore) Pte. Ltd	*Singapore	50	50	50
Dreamland Corporation (M) Sdn. Bhd.	*Malaysia	50	50	50
Dreamland Spring Manufacturing Sdn. Bhd.	*Malaysia	50	50	50
Eurocoir Products Sdn. Bhd.	*Malaysia	50	50	50
Grosby (China) Ltd.	*Hong Kong	100	100	100
P.T. Berlei Indonesia	*Indonesia	100	100	100
PACBRANDS USA Inc.	*USA	100	100	100
Pacific Brands (Fiji) Ltd. (formerly Luxafoam (Fiji) Ltd.)	*Fiji	100	100	100
Pacific Brands (UK) Ltd. (formerly Nicks Sports & Leisure Footwear Ltd.)	*U.K.	100	100	100
Pacific Dunlop Brands (Asia) Ltd. (formerly Shoe Talk Ltd.)	*Hong Kong	100	100	100
Pacific Dunlop Holdings (Hong Kong) Ltd.	*Hong Kong	100	100	100
Pacific Dunlop Marketing (Hong Kong) Ltd.	*Hong Kong	50	50	50
PD Shared Services LSM Pty. Ltd.	Australia	100	-	-
Pellias Pty. Ltd.	Australia	100	100	100
Restonic (M) Sdn. Bhd.	*Malaysia	50	50	50
Sleepmaker Sdn. Bhd.	*Malaysia	50	50	50

37. Particulars Relating to Controlled Entities (continued)

	Country of Incorporation	Beneficial Interest 2002 %	2001 %	2000 %
Controlled Entities in Voluntary Liquidation at 30 June 2002				
BNG Sub Pty. Pty. (formerly Australian Battery Co. (Aust.) Pty. Ltd.)	Australia	100	100	100
F.J.'s Auto Plus Pty. Ltd. (formerly F.J.'s Auto Plus Ltd.)	Australia	100	100	100
Gardenland Frozen Food Pty. Ltd.	Australia	100	100	100
General Jones Pty. Ltd.	Australia	100	100	100
H.C. Sleigh Investments Pty. Ltd.	Australia	100	100	100
Herbert Adams Holdings Pty. Ltd.	Australia	100	100	100
Jetbase Pty. Ltd.	Australia	100	100	100
Lifetec R&D Pty. Ltd. (formerly AMBRI R & D Pty. Ltd.)	Australia	100	100	100
Maspas Pty. Ltd. (formerly Ausonics Pty. Ltd.)	Australia	100	100	100
Novare Partnership Pty. Ltd. (formerly Ateb Pty. Ltd.)	Australia	100	100	100
PA Furniture Pty. Ltd. (formerly Park Avenue Furniture Pty. Ltd.)	Australia	100	100	100
Pacific Distribution Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Belting Pty. Ltd.	Australia	100	100	100
Project (X92) Pty. Ltd.	Australia	100	100	100
Project Array Pty. Ltd.	Australia	100	100	100
Ocper Auto Parts Pty. Ltd. (formerly Repco Auto Parts Pty. Ltd.)	Australia	100	100	100
Retsamttaw Ocla Pty. Ltd. (formerly Wattmaster Alco Pty. Ltd.)	Australia	100	100	100
Robur Tea Company Pty. Ltd.	Australia	100	100	100
Slumberland (Australia) Pty. Ltd.	Australia	100	100	100
Softwood Towns Pty. Ltd.	Australia	100	100	100
Sport Australia (Export) Pty. Ltd.	Australia	100	100	100
Super Cycle Pty. Ltd.	Australia	100	100	100
TPLC Ltd.	*UK	100	100	100
TPLC Medizinprodukte GmbH.	*Germany	100	100	100
Xdds Pty. Ltd.	Australia	100	100	100
Kcilc Pty. Ltd. (formerly Click Pty. Ltd.)	Australia	100	100	100
Controlled Entities Voluntarily Liquidated During the Year				
ACN 000 757 924 Pty. Ltd. (formerly Domedica)	Australia	100	100	100
Ansell Canada Holdings Inc.	*Canada	100	100	-
Ansell France Holdings S.A.	*France	100	100	-
Ansell Healthcare Holdings Sdn. Bhd.	*Malaysia	100	100	-
Ansell Healthcare Inc.	*USA	100	100	-
Ansell Holdings (BVJ) Inc.	*USA	100	100	-
Ansell International Holdings Inc.	*USA	100	100	-
Ansell LUX Holdings S.A.	*Luxembourg	100	100	-
Ansell MAT Holdings B.V.	*Netherlands	100	100	-
Ansell Overseas Inc.	*USA	100	100	-
Ansell UK (Holdings) Ltd.	*UK	100	100	-
Dunlop Shelter Hong Kong Ltd.	*Hong Kong	100	100	100
New Enpak Inc.	*USA	100	100	100
Pacific Dunlop Capital Inc.	*USA	100	100	100
Pacific Dunlop Finance (Aust) Pty. Ltd.	Australia	100	100	100
Pacific Dunlop Footwear Inc.	*USA	100	100	100
Roberts Flooring (Malaysia) Sdn. Bhd.	*Malaysia	100	100	100
Sleepmaker Europe S.A.R.L.	*France	100	100	100
TPL Holdings Inc.	*USA	100	100	100
TPLC (Canada) Pty. Ltd.	*Canada	100	100	100

* Controlled Entities incorporated outside Australia carry on business in those countries.

(a) Ansell Healthcare has day-to-day management control of this entity.

(b) The trustee of The Distribution Trust is The Distribution Group Pty. Ltd. The beneficiary of the trust is Ansell Limited.

38. Investments in Associates

$ in Millions	Consolidated 2002	2001	2000
Results of associates			
Share of associates' profit from ordinary activities before income tax	2.7	5.0	4.7
Share of associates' income tax expense relating to profit from ordinary activities	(0.8)	(1.7)	(1.7)
Share of associates' net profit - as disclosed by associates	1.9	3.3	3.0
Share of post acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at the beginning of the financial year	8.5	6.2	5.0
Share of associates' net profit	1.9	3.3	3.0
Dividends from associates	(1.3)	(1.0)	(1.8)
Retained profits of Associates disposed of during the financial year and entity no longer equity accounted	(9.2)	-	-
Share of associates' retained profits at the end of the financial year	(0.1)	8.5	6.2
Asset revaluation reserve			
Share of associates' asset revaluation reserve at the beginning of the financial year	0.9	0.9	0.9
Share of asset revaluation reserve of entity no longer equity accounted	(0.9)	-	-
Share of associates' asset revaluation reserve at the end of the financial year	-	0.9	0.9
Foreign currency translation reserve			
Share of associates' foreign currency translation reserve at the beginning of the financial year	2.3	2.1	1.6
Share of foreign currency translation reserve of entity no longer equity accounted	(2.3)	-	-
Share of exchange fluctuations on assets and liabilities held in foreign currencies	-	0.2	0.5
Share of associates' foreign currency translation reserve at the end of the financial year	0.0	2.3	2.1
Movements in carrying value of investments			
Carrying amount of investments in associates at the beginning of the financial year	33.3	19.0	17.3
Share of associates' net profit	1.9	3.3	3.0
Dividends received from associates	(1.3)	(1.0)	(1.8)
	33.9	21.3	18.5
Share of movement in associates' foreign currency translation reserve	-	0.2	0.5
Add carrying value of investment in associate acquired during the year		11.8	-
Less carrying value of investment in associate disposed of during the financial year	(0.8)	-	-
Less write-down and carrying value of investment no longer equity accounted	(19.8)	-	-
Carrying amount of investment in associates at the end of the financial year	13.3	33.3	19.0
Commitments			
Share of associates' capital expenditure commitments contracted but not provided for and payable:			
Within one year	-	1.8	-
	-	1.8	-
Share of associates' operating lease commitments payable:			
Within one year	0.1	5.3	1.4
One year or later and no later than five years	0.1	8.8	3.2
Later than five years	-	0.5	-
	0.2	14.6	4.6

Contingent liabilities

There are no material contingent liabilities in respect of associates at 30 June 2002.

38. Investments in Associates (continued)

Details of investments in associates are as follows :

Name	Principal Activities	Balance Date	Consolidated Ownership Interest 2002 %	Consolidated Ownership Interest 2001 %	Consolidated Ownership Interest 2000 %	Consolidated Investment Carrying Amount 2002 $m	Consolidated Investment Carrying Amount 2001 $m	Consolidated Investment Carrying Amount 2000 $m
South Pacific Tyres N.Z. Ltd.[1]	Manufacturing	30 June	50	50	50	-	18.7	16.7
Pacific Marine Batteries Pty. Ltd.	Manufacturing	30 June	50	50	50	2.7	2.0	1.5
BT Equipment Pty. Ltd.	Manufacturing	30 June	45	45	-	10.6	11.8	-
Car Parts Distribution Pty. Ltd.	Manufacturing	30 June	-	50	50	-	0.8	0.8
						13.3	33.3	19.0

Dividends received from associates for the year ended 30 June 2002 by the Company amounted to $1.3 million (2001 - $1.0 million; 2000 - Nil).

(1) Effective 1 July 2001, Ansell Limited discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd. Refer to Note 2 - Change in Accounting Policy.

Summary of performance and financial position of associates

$ in Millions	Consolidated 2002	Consolidated 2001	Consolidated 2000
The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:			
Net profit - as reported by associates	1.9	3.3	3.0
Current assets	24.0	61.6	45.5
Non-current assets	4.7	22.8	21.8
Total assets	28.7	84.4	67.3
Current liabilities	15.2	42.3	34.5
Non-current liabilities	0.2	10.8	15.8
Total liabilities	15.4	53.1	50.3
Net assets - as reported by associates	13.3	31.3	17.0
Adjustments arising from equity accounting			
Preference Share adjustment	-	2.0	2.0
Net assets - equity adjusted	13.3	33.3	19.0

Directors' Declaration

In the opinion of the directors of Ansell Limited ("the Company"):

(a) the financial statements and notes, set out on pages 17 to 66, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

Edward D Tweddell
Director

Harry Boon
Director

Dated in Melbourne this 3rd day of September 2002

Independent Audit Report

To the members of Ansell Limited

Scope

We have audited the financial report of Ansell Limited ("the Company") for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, industry segments, accompanying notes 1 to 38, and the directors' declaration set out on pages 17 to 67. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Ansell Limited is in accordance with:

(a) the Australian Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

William J Stevens
Partner

Dated in Melbourne this 3rd day of September 2002

70

1. Major differences between Australian GAAP and US GAAP

Australian generally accepted accounting principles (AGAAP) vary in certain significant respects from generally accepted accounting principles in the United States (US GAAP). Application of US GAAP would have affected shareholders' equity as at 30 June 2002, 2001, and 2000 and operating profit after income tax expense attributable to the Ansell Limited shareholders for each of the years in the three year period ended 30 June 2002, to the extent quantified below. A description of the material differences between AGAAP, as followed by Ansell Limited, and US GAAP are as follows:

(a) Property, Plant and Equipment

Certain property, plant and equipment has been revalued by Ansell Limited at various times in prior financial periods. Revaluation increments have increased the carrying value of the assets and accordingly the depreciation charges have been increased above those which would be required on a historical cost basis. These adjustments eliminate this effect.

The above policy also causes differences in reported gains and losses on the sale of property, plant and equipment. Gains and losses for Australian GAAP are based on consideration less revalued amounts net of accumulated depreciation and amortisation. For US GAAP purposes gains and losses are determined having regard to depreciated historical cost, and revaluation reserves applicable to assets sold are reported as Income.

In March 1995, the United States Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and if so, to measure the impairment.

If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognised; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss cannot be recognised.

Measurement of an impairment loss is based on the fair value of the asset. SFAS 121 also generally requires long-lived assets and certain identifiable intangibles to be disposed of, to be reported at the lower of the carrying value or fair value less cost to sell. The Company adopted SFAS 121 for the Group's 1997 fiscal year end. An adjustment of $11.5 million was made at 30 June 1998 (following an assessment of the fair values of properties at 31 December 1997) to reflect the total amount by which certain properties were revalued below their depreciated historical cost. Subsequent to 30 June 1998, properties have been sold which had previously been revalued below depreciated historical cost by $7.4 million. Therefore, the adjustment has been reduced to $4.1 million as at 30 June 2002 ($8.0 million as at 30 June 2000 and 30 June 2001).

(b) Minority Interests

Minority interests are included as part of total Shareholders Equity under AGAAP. The reconciliation to US GAAP in Additional Information Note 2 has excluded these from Shareholders' Equity consistent with US GAAP treatment.

(c) Provisions

The term "provisions" is used in AGAAP to designate accrued expenses with no definitive payment date. Classification between current and non-current is generally based on management assessments, as subject to audit.

For AGAAP purposes dividends declared by the Company are provided for in the financial statements at year end if declaration date is prior to financial statements being signed. For US GAAP these amounts provided are added back to shareholders' equity where declaration has not occurred within the financial year.

Included within the result for AGAAP are amounts charged to income in respect of future costs associated with rationalisation and restructuring within existing business segments (provision for rationalisation and restructuring costs). Any plans to reorganise or exit a business are approved by the Board of Directors. Once committed to, accruals are made for the estimated costs associated with the reorganisation or exit. The US GAAP criteria for accruing costs associated with business restructure are fundamentally consistent with those of AGAAP but do contain certain very specific qualifying criteria. Where these criteria are not satisfied an adjustment to earnings is included in the reconciliation to US GAAP.

1. Major differences between Australian GAAP and US GAAP (continued)

(d) Executive Share Plan and Options

Company executives participated in an executive share plan scheme which allowed them to purchase allocated shares at $2.50 per share, or in respect of approximately 35% of the shares, at $10.00 per share. Shares issued under the plan are not listed, cannot be traded and do not rank for dividends until the above amounts have been paid. The determined compensation expense in respect of the partly paid shares had been fully amortised as at 30 June 1996, and no further shares have been issued.

The Company has adopted, for financial years ending after 30 June 1997, the provision of SFAS 123 to determine compensation cost in respect of options. No options have actually been exercised.

(e) Earnings Per Share

Under Australian GAAP earnings per share is calculated by dividing operating profit after tax, minority shareholders interest and any preference dividend by the weighted average number of shares on issue for the year. Methods of computing Earnings per Share in accordance with US GAAP are documented in SFAS 128. Earnings per Share computations recognise the effect of all bonus issues (stock splits) and bonus elements of rights issues made up to 30 June 2002, and also give effect to the stock consolidation (reverse split) approved by shareholders in April 2002.

(f) Finance Leases

Finance leases have been capitalised and recorded in the Group accounts as from 1 July 1987.

(g) Pension Plans

The Company and its controlled entities are party to 10 pension plans worldwide, principally established by trust deed, covering substantially all of their employees. Of the pension plans within the Group, only one plan, being the Pacific Dunlop Superannuation Fund, has been considered material for the year ended 30 June 2002. The Group sponsors contributory and non-contributory accumulation and defined benefit pension plans covering substantially all employees. The defined benefit plans generally provide benefits based on salary in the period prior to retirement. All defined benefit plans are funded based on actuarial advice on a regular basis.

Actuarial calculations have been carried out for the above funds and the material fund aspects are as detailed in Note 24. The majority of assets of the funds are invested in pooled superannuation trusts in the case of the Australian funds and equity securities for other major funds.

A detailed level of reporting in respect of pension plans is not presently required by AGAAP. Under AGAAP the contributions to the various pension plans are recorded as an expense in the income statement. The disclosure requirements of Statement of Financial Accounting Standards No. 87 and No. 132 (SFAS 87, SFAS 132) have been included in these financial statements. The Group reports pension plans aggregated where allowed by SFAS 87. Additionally, an adjustment is made to recognise the measurement principles of SFAS 87 in determining net income and shareholders' equity under US GAAP.

(h) Statement of Cash Flows

Profit from operations determined under AGAAP differs in certain respects from the amount determined in accordance with US GAAP. A reconciliation of US GAAP profits to Cash Flows from operations is provided.

Under AGAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under US GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts.

(i) Income Taxes

Accounting under AGAAP is under the liability method, and is equivalent in all material respects to Statement of Financial Accounting Standards No. 109 (SFAS 109). For each tax jurisdiction, after reclassification of deferred tax liabilities (net of deferred tax assets arising from timing differences) the net tax asset meets the criteria set out in SFAS 109. There have been no variations in the application of the qualifying criteria under US GAAP and AGAAP.

Valuation allowances of approximately $455.1 million (2001 - $461.8 million; 2000 - $197.8 million) in respect of operating losses and $331.3 million of capital losses (2001 - $242.5 million; 2000 - $42.5 million) have been recorded against available deferred tax assets. Reversal of these valuation allowances and the realisation of the unrecorded assets is dependent upon obtaining qualifying assessable income in the relevant tax jurisdictions.

1. Major differences between Australian GAAP and US GAAP (continued)

(i) Income Taxes (continued)
At 30 June 2002 the expiry dates of gross tax losses for which future tax benefits (deferred tax assets) have been brought to account are as follows - in respect of financial years ending on 30 June;

Year	A$ million
2005	33.6
2006	1.5
2007	1.8
2010	2.5

Additionally, certain deferred tax assets have been brought to account in respect of losses which have no prescribed expiry date.

(j) Accounting for Goodwill
Shares in controlled entities are valued on acquisition at the holding company's cost. Any difference between the fair value of net assets and cost is recognised as an asset. Under AGAAP, goodwill is amortised on a straight line basis over varying periods not exceeding 20 years. Although the benefits from the goodwill acquired may exceed 20 years the goodwill is written off over periods not exceeding 20 years to comply with AGAAP.

In 1989 and prior years, for AGAAP, goodwill was written off in the year of acquisition. For US GAAP purposes, such goodwill has been reinstated and is being amortised. For US GAAP, where the useful life is considered to be 20 years or longer, the Group has adopted the method of straight-line amortisation over a maximum of 40 years. The unamortised balance of goodwill is reviewed semi-annually and any material diminution in value is charged to the Statement of Financial Performance. Goodwill attributable to sold businesses is brought to account in determining the gain or loss on sale (refer to Additional Information Note 1(o) for recent changes under US GAAP).

(k) Brand names
Brand names acquired since 1 July 1990, are recorded in the accounts at cost based on independent valuation. No amortisation has been charged on these assets under Australian GAAP as no event has occurred to cause a reduction in the values or limit their useful lives.

For US GAAP purposes and for purposes of this reconciliation, brand names are, effective 1 July 1994 amortised over a period of 40 years using the straight line method. Brand names attributable to sold businesses are brought to account in determining the gain or loss on sale (refer to Additional Information Note 1(o) for recent changes under US GAAP).

(l) Hedging of Anticipated Transactions
Included within Note 27 is detail of amounts deferred related to hedging of anticipated exposures. For US GAAP purposes certain of these transactions (primarily related to forward exchange contracts) do not qualify as hedges as they relate to anticipated transactions. These amounts are adjusted in determining US GAAP income. The amount adjusted, by decreasing US GAAP net income by $1.3 million (2001 - $1.1 million decrease; 2000 - $1.4 million decrease), is in respect of forward contracts hedging future foreign currency sales of product. The contracts are related to budgeted sales and are not in relation to firm commitments.

(m) Discontinued Operation
Certain retained liabilities relating to Accufix Pacing Lead related expenses are reported in Note 20 to the financial statements as a current provision of $18.6 million. As set out in Note 26 to the financial statements the expected outcome of the material litigation actions outstanding in respect of the Medical Products Group have been provided for.

Certain deferred tax assets previously reported in respect of the results of the Medical Products Group were written off in 1996, and income tax benefits attributable to the losses from operations and loss from sale have not been brought to account as recovery is not, at this time, considered to be more likely than not.

1. Major differences between Australian GAAP and US GAAP (continued)

(n) Derivative Instruments and Hedging Activities

The Financial Accounting Standards Board ("FASB") issued then subsequently amended, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which became effective for Ansell Limited on 1 July 2000. Under SFAS No. 133, as amended, all derivative instruments are recognised in the balance sheet at their fair values and changes in fair value are recognised immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then recognised in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in operating earnings as it occurs.

The nature of Ansell Limited's business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates, currency exchange rates, and commodity prices. Ansell Limited uses derivative financial instruments to mitigate or eliminate certain of those risks. All derivatives are recognised on the balance sheet at their fair value. On the date the derivative is entered into, Ansell Limited designates the derivative as either a hedge of the fair value of a recognised asset or liability or firm commitment (fair value hedge) or of the variability of cash flows to be paid or received related to a recognised asset, liability or forecasted transaction (cash flow hedge).

<u>Hedges of future cash flows</u>

The ineffective portion of the changes in cash flow values of hedge positions reported in the current period amounts to nil (2001 - loss of $0.3 million before income taxes). There is no portion of any derivative instruments excluded from the assessment of hedge effectiveness.

Amounts classified in Other Comprehensive Income (OCI) during the period relate to cash flow hedges and will be released to earnings as the hedged items mature. During the period, no amount was reclassified from OCI and realised in earnings due to the discontinuation of cash flow hedges. During the next 12 month period ending 30 June 2003, no amounts will be reclassified to earnings as a result of hedged items maturing.

At 30 June 2002, the maximum term of derivative instruments that hedge forecasted transactions was 49 months.

<u>Hedges of recognised assets, liabilities and firm commitments</u>

All fair value hedges have been assessed for their effectiveness in accordance with SFAS 133 guidelines. A gain of $1.8 million (2001 - loss of $2.7 million), before income taxes, which was recognised in 'other expenses' related to the change in fair value of fair value hedges and associated hedged item.

A reconciliation of current period changes in Other Comprehensive Income within equity is as follows:

	$ millions
Opening balance of accumulated net loss on cash flow hedges	(2.5)
Net gain / (loss) on cash flow hedges	(12.0)
Add reclassification adjustments to earnings	0.8
Closing balance of accumulated net loss on cash flow hedges	(13.7)

1. Major differences between Australian GAAP and US GAAP (continued)

(o) Recent Changes in US GAAP

In June 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed after 30 June 2002. Statement 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. Statement 142 will also require recognised intangible assets to be amortised over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Any recognised intangible assets determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact the adoption of these Statements is expected to have on the Company's financial statements.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability was initially recognised. SFAS No. 143 will be effective for the Group as of 1 July 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 with respect to the accounting for the impairment or disposal of long-lived assets and (b) Accounting Principles Board Opinion No. 30 for the disposal of a segment of a business. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognise an impairment loss if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 also requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until the asset is disposed of, exchanged or distributed.

SFAS No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in an income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as a discontinued operation if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realisable value basis, and future operating losses are no longer recognised before they occur. SFAS No. 144 will be effective for the Group as of 1 July 2002.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of the rescission of SFAS No. 4, a loss on extinguishment of debt will no longer be presented as an extraordinary item upon the adoption of SFAS No. 145, which is effective for the Group in the fiscal year beginning 1 July 2002.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. SFAS No. 146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination or (2) disposal activity within the scope of SFAS No. 144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. Because the provisions of this statement are to be applied prospectively to exit or disposal activities initiated after 31 December 2002, the effect of adopting this statement cannot be determined.

2. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP)

		Consolidated	
$ in millions	2002	2001	2000
Profit and Loss Statement (for years ended 30th June)			
Net loss of the consolidated entity per Australian GAAP	(113.0)	(135.8)	(82.4)
Less interest of outside equity holders	2.8	3.6	4.1
Net loss attributable to members	(115.8)	(139.4)	(86.5)
Adjustments required to accord with US GAAP:			
add/(deduct):	(5.8)	(55.6)	44.7
Loss according to U.S. GAAP	**(121.6)**	**(195.0)**	**(41.8)**
Weighted average number of shares per basic EPS calculations (millions)	186.9	194.0	206.5
Weighted average number of Executive shares (millions)	0.6	0.5	0.5
Weighted average number of shares per diluted EPS calculations (millions)	187.5	194.5	207.0
Continuing Operations			
Loss from continuing operations			
Before income tax	(48.2)	(75.8)	(28.4)
Income tax expense	(26.9)	(147.2)	(2.6)
Discontinued Operations			
Income/(loss) from discontinued operations			
Before income tax	(27.0)	63.1	34.9
Income tax expense	(19.5)	(35.1)	(45.7)
Net loss per US GAAP	(121.6)	(195.0)	(41.8)
Earnings per share - basic and diluted (Australian Cents)			
Continuing operations - basic	(40)¢	(115)¢	(15)¢
- diluted	(40)¢	(115)¢	(15)¢
Discontinued operations - basic	(25)¢	14 ¢	(5)¢
- diluted	(25)¢	14 ¢	(5)¢
Condensed US GAAP Consolidated Statement of Income Data excluding Discontinued Operations			
Revenues	1,442.1	1,472.8	1,246.5
Total costs and expenses	1,435.6	1,449.2	1,172.4
Interest expense	54.7	99.4	102.5
Tax expense	26.9	147.2	2.6
Loss from continuing operations	**(75.1)**	**(223.0)**	**(31.0)**

2. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

$ In Millions		Additional Information Note	Consolidated 2002	2001	2000
Adjustments to reflect U.S. GAAP					
Add:	Amortisation of goodwill capitalized	1 (j)	10.3	14.8	10.0
Deduct:	Amortisation of brand names capitalized	1 (k)	(4.5)	(5.3)	(5.3)
Add/(Deduct):	Amortisation of compensation component of executive share plan and options	1 (d)	1.9	-	(0.8)
Add/(Deduct):	Pension Plans	1 (g)	5.4	(12.3)	7.1
Add:	Depreciation of asset increment included in depreciation charge	1 (a)	0.2	0.3	0.4
Add:	Revaluation of asset increment realized	1 (a)	-	-	1.9
Deduct:	Net hedge (losses)/gains (brought to account)/ deferred for Australian GAAP - after tax	1 (l)	(1.3)	(1.1)	(1.4)
Add/(Deduct):	Rationalisation and restructuring provision	1 (c)	(21.9)	(11.8)	32.8
Deduct:	Goodwill and brandnames written off	1 (j)/(k)	-	(35.3)	-
Add:	Increase in net gain on sale of controlled entities and businesses	1 (a)/(j)/(k)	1.5	-	-
Add/(Deduct):	Net change in fair value hedges, hedged items and cash flow hedges	1 (n)	2.6	(4.9)	-
			(5.8)	(55.6)	44.7
Shareholders' Equity of the Group					
As at 30th June			876.0	1,066.2	1,499.9
Deduct:	Outside equity interests	1 (b)	(13.7)	(19.8)	(17.5)
Shareholders' equity attributable to Ansell Limited			862.3	1,046.4	1,482.4
Adjustments required to accord with U.S. GAAP:					
Add / (Deduct):	Goodwill not capitalised for Australian GAAP - net of amortisation and amortisation adjustments on Australian GAAP goodwill	1 (j)	123.7	155.6	175.1
	Amortisation of brand names - cumulative	1 (k)	(26.1)	(40.1)	(39.5)
	Pension Plans	1 (g)	6.2	0.8	13.2
	Dividends	1 (c)	-	-	31.0
	Hedging adjustments - after tax	1 (l)	(0.3)	1.0	2.0
	Reserves attributable to Asset Revaluation	1 (a)	(20.2)	(29.3)	(43.4)
	Rationalisation and Restructuring provisions	1 (c)	-	21.9	32.8
	Depreciation charged on Revaluation increments	1 (a)	12.6	12.4	12.1
	Net change in fair value hedges, hedged items and cash flow hedges	1 (n)	(2.3)	(4.9)	-
	Net gains/(losses) on cash flow hedges residing in Comprehensive Income	1 (n)	(13.7)	(1.6)	-
Total Adjustments			79.9	115.8	183.3
Ansell Limited Shareholders' Equity according to U.S. GAAP (including Comprehensive Income)			942.2	1,162.2	1,665.7
Statement of Comprehensive Income:					
Net loss per U.S. GAAP			(121.6)	(195.0)	(41.8)
Foreign Currency Translation Reserve:					
Movement per A GAAP			(69.6)	(73.0)	61.3
Movement per U.S. GAAP			(4.5)	5.2	1.6
Net loss on cash flow hedges			(12.1)	(1.6)	-
Comprehensive Income			(207.8)	(264.4)	21.1

2. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

$ In Millions		Consolidated 2002	2001	2000
Information for United States Investors				
Goodwill:				
Australian GAAP goodwill - 30 June		260.7	339.1	408.2
Add:	Goodwill recognised for US GAAP only	38.3	75.2	105.2
Add:	Adjustment for different amortisation basis	85.4	80.4	69.9
		123.7	155.6	175.1
US GAAP goodwill - 30 June		384.4	494.7	583.3
Brand names				
Australian GAAP brand names - 30 June		142.5	217.7	219.7
(Deduct):	US GAAP amortisation	(26.1)	(40.1)	(39.5)
US GAAP Brand names - 30 June		116.4	177.6	180.2
Property, plant & equipment				
Property, plant & equipment at cost and valuation (net of accumulated depreciation)		332.5	669.9	658.2
(Deduct):	Asset revaluation reserves applicable	(20.2)	(29.3)	(43.4)
Add:	Adjustment to add back depreciation charged on the revaluation increments (cumulative)	12.6	12.4	12.1
Property, plant & equipment at cost (net of accumulated depreciation)		324.9	653.0	626.9

Reconciliation of Net Cash Provided by Operating Activities per Australian GAAP financial statements to Profit after Tax Under US GAAP

		2002	2001	2000
Net Cash Provided by Operating Activities		113.1	226.6	190.3
Write-down of non-current assets		(144.5)	-	(160.0)
Depreciation		(50.1)	(89.9)	(142.5)
Amortisation		(24.3)	(40.1)	(45.6)
Provision for doubtful debts		2.9	(7.9)	(7.3)
Write down of FITB		(15.2)	(158.5)	-
Repco goodwill and brandnames written off		-	(97.7)	-
Share of net (loss)/gain of associate and joint venture entities		1.9	(44.3)	(1.9)
Items classified as financing activities:				
	Interest received	15.5	44.9	47.4
	Interest paid	(70.2)	(144.3)	(149.5)
Change in assets and liabilities net of effect from acquisitions and disposals of subsidiaries and businesses:				
	(Decrease)/Increase in trade debtors	0.3	176.5	(215.7)
	(Decrease)/Increase in inventories	(39.4)	13.8	(129.2)
	(Decrease)/Increase in prepaid expenses	2.4	(19.2)	(17.3)
	(Decrease)/Increase in deferred expenditure	(4.3)	4.2	16.8
	(Increase)/Decrease in creditors and bills payable	(78.3)	(52.2)	118.6
	Decrease in lease liabilities, provisions, and other liabilities	187.9	98.3	205.2
	(Increase)/Decrease in provision for deferred income tax	(2.3)	(1.0)	47.6
	Increase/(Decrease) in future income tax benefit	(24.7)	6.0	(8.4)
	(Increase)/Decrease in provision for income tax	8.5	(1.2)	(8.0)
	(Decrease)/Increase in GNB net operating assets held for sale	-	(182.3)	182.3
(Loss)/Gain on sale of investments, properties, plant and equipment		(5.6)	(4.6)	4.2
Gain/(loss) on sale of subsidiaries and businesses		27.2	154.7	(4.5)
Outside equity interest in loss/(profit) for the year		(2.8)	(3.6)	(4.1)
Goodwill written-off		-	(35.3)	-
Other		(19.6)	(37.9)	39.8
Loss after tax		(121.6)	(195.0)	(41.8)

2. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

$ In Millions	2002	2001	2000	
	Major Australian Funds	Major Australian Funds	Major Australian Funds	GNB Inc. (1)
Pension Plan data supporting Additional Information Note 1 (g)				
Plan's funded status at 30 June is summarised as follows:				
Actuarial present value of accumulated obligations:				
- Vested	222.5	458.1	520.0	180.0
- Non-vested	0.8	1.7	1.8	15.6
Total accumulated benefit obligation	223.3	459.8	521.8	195.6
Projected benefit obligation	225.1	464.1	525.6	207.9
Plan assets at fair value	237.6	506.0	604.9	227.6
Excess of assets over benefit obligations	12.5	41.9	79.3	19.7
Unrecognised net (gain)	(4.1)	(37.1)	(56.6)	(45.0)
Unrecognised prior service costs	-	-	-	12.6
Unrecognised net transition obligation/(asset) and other deferrals	(2.3)	(7.1)	(9.5)	1.1
Net Pension (Liability)/Asset	6.1	(2.3)	13.2	(11.6)
NET PENSION COST				
Defined Benefit Plans:				
- Service cost-benefits earned during the year	22.8	39.8	44.2	6.7
- Interest cost on projected benefit obligation	26.0	35.4	31.5	15.5
- Actual return on plan assets	(35.4)	(45.3)	(88.1)	(22.2)
- Net amortisation and deferral	(2.2)	(5.7)	43.0	2.3
Net Pension Cost of Defined Benefit Plans	11.2	24.2	30.6	2.3
ASSUMPTIONS				
Weighted average discount rate	6.0%	6.0%	6.0%	7.0%
Rate of increase in compensation level	3.5%	3.5%	3.5%	5.0%
Expected long term rate of return	7.0%	7.5%	7.5%	11.0%
CHANGE IN BENEFIT OBLIGATION				
Projected Benefit Obligation at beginning of year	464.1	525.6	482.1	203.3
Service cost	22.8	39.8	44.2	6.7
Interest cost	26.0	36.6	55.7	15.5
Transfers from/(to) other funds	4.2	7.4	(0.3)	-
Member contributions	5.4	8.2	12.5	-
Actuarial (gain)/loss	(27.8)	16.9	5.4	(29.7)
Plan Amendments	-	-	-	2.0
Benefits paid	(266.4)	(166.9)	(67.3)	(10.8)
Expenses and tax paid	(3.2)	(3.5)	(6.7)	-
Foreign currency exchange rate changes	-	-	-	20.9
Projected Benefit Obligation at end of year	225.1	464.1	525.6	207.9
CHANGE IN PLAN ASSETS				
Market value of assets at beginning of year	506.0	604.9	545.4	204.9
Adjustment to fair value at beginning of the year	(10.6)	-	-	-
Member/Employer Contributions	15.8	18.8	45.7	-
Transfers from other funds	4.3	7.4	(0.3)	-
Benefits paid	(266.4)	(166.9)	(67.3)	(10.8)
Expenses and tax paid	(3.2)	(3.5)	(6.7)	-
Actual return on plan assets	(8.3)	45.3	88.1	12.8
Foreign currency exchange rate changes	-		-	20.7
Market value of assets at end of year	237.6	506.0	604.9	227.6

(1) Amounts relating to the GNB Inc. pension plan were transferred to Exide on the sale of GNB.

2. Reconciliation to United States Generally Accepted Accounting Principles (U.S. GAAP) (continued)

Information for United States Investors

Executive Share Option Data Supporting Additional Information Note 1 (d) and Note 25

SFAS 123 "Accounting for Stock Based Compensation" encourages the adoption of a fair value based method of determining compensation costs. For US GAAP purposes, the company has adopted the fair value provision of SFAS 123.

The compensation fair value of all options which are outstanding has been calculated at $0.7 million.

The birth of Ansell Limited marks our transformation from a conglomerate to a single, global business focusing on broad-based healthcare protection, where Ansell already has 97 years of history and experience: providing exceptional solutions, products and value to our customers.

Ansell

ANNUAL REVIEW 2002



Ansell Limited ABN 89 004 085 330

The Annual General Meeting will be held in Ballrooms 1, 2 and 3, Hilton on the Park, 192 Wellington Parade, East Melbourne, Victoria, on Friday 11 October 2002 at 11.00 am.

Details of the business of the meeting are contained in the Notice of Meeting enclosed with this Annual Review. Shareholders unable to attend the Annual General Meeting are encouraged to participate in the Company's affairs by completing and returning the proxy form enclosed with the Notice of Meeting.

The United States dollar (US$) is the predominant global currency of our business transactions emphasising our transition to an international business. To assist readers, United States dollar values are included in this report wherever appropriate. Unless otherwise stated, all values appearing in this report are Australian dollars.

Ansell

Ansell Limited's commitment is to enhancing shareholder returns.

To achieve this, we will:

FOCUS

Market protective products in a broad healthcare context.

INNOVATE

Offer safety, productivity and customer solutions.

PERFORM

Maximise performance to meet earnings growth.

The Year in Review

FINANCIAL RESULTS

	2002			2001		
	GROUP	ANSELL HEALTHCARE		GROUP	ANSELL HEALTHCARE	
	$M	$M	US$M	$M	$M	US$M
Sales	2,223	1,414	738	4,157	1,412	759
EBITA	196	162	85	248	144	78
Non-Recurring Items	(169)			(54)		
Net Loss after Tax	(116)			(139)		
Total Assets	1,833			3,476		
Total Funds Employed	1,242			2,366		
Return on Shareholders' Equity (%)	(13.2)			(13.1)		
Shares on Issue (million)	187			187		
Earnings per share (cents)	(61.9)			(71.8)		
No dividend will be paid						

The above results reflect the internal focus on enhancing shareholder returns. The underlying result for Ansell Healthcare shows earnings before interest, tax and amortisation (EBITA) better than the previous year by 12.5% in A$ terms (9.3% in US$), which meets the commitment for FY 2002 made at the Extraordinary General Meeting held in April 2002.

Chairman's Comment



Since last year's Annual Review, your company has certainly experienced a most eventful period, highlighted by the change of name to Ansell Limited, the one for five share consolidation, and by the transformation from a conglomerate to essentially a single, global business focused on protective products in a broad healthcare context.

Corporate and restructuring activities have been intense, and change has been frequent, fearless and, we believe, productive. Board and management have been driven by an obsession: a focused strategy to generate improved shareholder returns.

In addition to selling the Pacific Automotive and Pacific Brands Groups, we sold or closed a number of smaller non-strategic businesses. We entered into an agreement with The Goodyear Tire & Rubber Company for the restructure of the operations of our 50/50 venture, South Pacific Tyres. This agreement also established the basis on which put and call options relating to the partners' investments in the venture can be exercised.

One word continually reoccurs in our strategic deliberations on the future growth and direction of Ansell. That word is 'focus'. We now have a company focused on its key strengths and opportunities.

We are determined to meet the growth and profit targets publicly announced for the Ansell business at the Extraordinary General Meeting in April 2002, at which shareholders gave us the confident vote to go forward.

We have in place a new management team headed by Mr Harry Boon, who became Chief Executive Officer in April 2002 and subsequently joined the Board. Mr Boon is a recognised industry leader, with a wealth of knowledge from more than 26 years' experience with Ansell. At the time of writing, we are progressing with the appointment of a new Chief Financial Officer.

We have completed a major strategic review, Operation Full Potential. *This is a three-year program that commenced in July 2002, which is designed to significantly enhance Ansell's operating performance. Details of this program are discussed in the Chief Executive Officer's Report.*

85

Chairman's Comment continued

An initial objective, expressed at the Extraordinary General Meeting, of earnings before interest, tax and amortisation (EBITA) for the core Ansell Healthcare business exceeding the previous year, was achieved. The EBITA result for fiscal 2002 for Ansell Healthcare of $162.3 million (US$84.7 million) compares with $144.3 million (US$77.5 million) for fiscal 2001.

The impact of one-off business sales, costs associated with the positioning of Ansell for the future, and issues from the old company has, unfortunately, resulted in a loss after tax attributable to shareholders of $115.8 million (US$60.5 million) for the year.

However, with the asset sales and restructuring completed during the year, we have substantially reduced debt, and have a clear starting point and soundly-based balance sheet for the new company. Our gearing is now regarded as conservative.

Following the suspension of the interim dividend earlier in the year, your Board has determined that no final dividend will be paid.

A number of changes have reshaped the Board during the year. Stanley Gold and his alternate, Michael McConnell, Peter Barnes, Harry Boon and I, have joined the Board, and Tony Daniels, Nuno D'Aquino, Robert McLean, John Ralph and Ian Webber, retired. Special mention should be made of Tony Daniels for his work as Acting Chief Executive Officer until December 2001, overseeing the consummation of the agreement with Goodyear and the sale of the Pacific Automotive and Pacific Brands businesses. At the time of writing, we are well advanced on the appointment of an additional Director with a strong financial background and international business experience.

The Board clearly understands that our shareholders rely on it to ensure that the company operates in an ethical and transparent manner. This requirement is an imperative in all of your Board's deliberations and dealings.

The support and contribution of our people as we have gone through massive change cannot be overstated. They are to be commended, as are our other stakeholders – customers, suppliers and shareholders – who have continued to support the company. For all of their sakes, we intend to deliver on our promises.

Dr Ed Tweddell

Chief Executive Officer's Report



The creation of the new Ansell Limited has drawn a line in the sand, and generated a clear focus on delivering our commitment to achieve enhanced shareholder returns.

Ansell is an international company with over 95 per cent of its business outside Australia, holding a number one or two ranking in every major product group in every major trading region in which we compete. Our vision is to be a global leader in broad-based healthcare protection, providing exceptional solutions, products and value to our customers.

We have the support and commitment of leading customers in over 100 countries; we own trusted and respected brands that enhance our value; our 12,000 people include the industry's foremost experts in their fields, with the best marketing and sales people, and our science and technology is first-class. Our Professional, Occupational, and Consumer Healthcare business units share a common supply chain, including modern, environmentally-aware, and regulation-compliant manufacturing facilities in 17 locations, and a state-of-the-art Science and Technology Centre outside Kuala Lumpur, Malaysia.

In this landscape, we have two immediate priorities. First, to lock down and embed the benefits of the major restructure that we announced previously and are now implementing. Second, to quickly progress the key initiatives that form *Operation Full Potential*, covering growth, improved efficiency and reduced asset intensity. These initiatives will move Ansell from a business based primarily on products and transactions to one that provides solutions tailored to our customers' needs. The successful achievement of these priorities will create real growth to meet the needs and expectations of our shareholders, customers, employees and suppliers.

FROM PRODUCTS TO SOLUTIONS

Operation Full Potential not only marks a watershed in the transformation and rebirth of your company, but also creates a roadmap for optimising the business in a relatively short period of time. It has created a focus on eight key initiatives, four of which are focused on generating measurable business growth, three on improved business efficiency and cost-effectiveness, and one on reduced asset intensity:

1. A new value proposition to the Occupational Healthcare market. This is a game-changing strategy, which will deliver hand safety and productivity solutions that create partnerships with our customers. As the vanguard of our new approach, it will see Ansell capitalise on our established position as global hand injury protection experts by offering safety and productivity solutions to the real-time challenges faced by our customers, and by delivering these directly to the workplace. The existing relationship with Ford USA has already shown the success of this approach, with injury-cost savings of 50 per cent or more being reported by several of Ford's plants.
2. A 'full potential' plan for Europe. This encapsulates the centralisation of Ansell's regional structure, merging of support activities, review of distributor relationships and market channel strategy, and upgrading management structure and capabilities.

87

The plan will lead to enhanced growth opportunities in our European business base, where some 30 per cent of our sales revenues are generated. This has already led to a major restructure that has reduced four country offices to two, while at the same time achieving market-acceptable price increases for our products.

Further steps will include a focus on high margin/growth products, consolidation of distribution centres and additional overhead cost reduction. The occupational value proposition, launched in the USA, will also move into the European market.

3. Accelerated product innovation. Ansell has a recognised leadership position in new products, with more than 15 per cent of revenues attributable to new products less than three years old. Our ability to innovate remains the cornerstone of our product range differentiation against low-price competitors. By reorganising our Science and Technology group, and setting up a state of the art centre in Asia, we will support substantially more research and development projects, and bring even greater numbers of new products on stream. This drive for product innovation will bring new sales revenue and higher margins from a continually refreshed product range.

4. Market growth opportunities. Ansell will take full advantage of a number of 'sweet spot' market growth opportunities. Among these are building on our existing positions of strength in the growing powder-free surgeons' gloves market by leveraging our sales capabilities in acute-care hospitals. Additionally, we have identified a number of new business opportunities in the alternate care (non-hospital) market, and will also be implementing aggressive market share growth initiatives in the retail branded condom business.

5. Overhead cost reduction. This initiative, now underway, will eliminate any excess expenditure, introduce yet tighter financial controls, streamline a number of administrative processes, and lead to a reorganisation of support activities for maximum efficiency and effectiveness.

6. Developing closer partnerships with our major distributors. Reducing the 'long tail' of our more than 2000 distributors in the US Occupational Healthcare business will enhance efficiency. Currently, 98 per cent of US sales come from only 50 per cent of our distributors. We will rationalise our distributor base, and develop closer relationships with those major distributors who work with us on a partnership basis.

7. Streamline the product mix. This initiative is designed to better manage customer demands, and rationalise slow-moving or duplicated products. This will further reduce our inventories, and create new savings in manufacturing, administration and support processes.

8. Reduction to our asset base. We will review and reduce the number of manufacturing plants, and outsource or franchise low value-added production. Also, we will continue to improve our working capital, and we are targeting a 10 per cent reduction in inventory and debtors balances by improving collections and terms.

These focus areas will serve as the foundation for future growth and acquisitions. *Operation Full Potential* is the focal point for the improvements in performance and investor value that the Board and management have undertaken to deliver to shareholders over the next three years.

THE YEAR UNDER REVIEW

Ansell Limited has now created transparency in its business by making public the objectives and targets of our Board and management, and by undertaking to measure our achievements against these commitments. It is worth re-iterating these goals:

- FY2002 underlying EBITA of the core Ansell Healthcare business to exceed FY2001. This has now been achieved.
- Double-digit EBITA growth in FY2003.

88

- By FY2005, to add 50 per cent EBITA growth (at constant exchange rates) over that achieved in FY2001.
- By FY2005, achieve a return on investment of at least 15 per cent, and gearing (gross debt to gross debt plus equity) below 20 per cent.

Despite the devastating events of September 11, and a slow down in business globally, our early move to lowering costs, restructuring, and focus on market share growth, saw the core Ansell Healthcare business achieve significant growth in EBITA in FY2002.

Ansell is financially sound, with strong cash flow, and a robust balance sheet. We have good liquidity, and net debt has been reduced from $1,300 million (US$658 million) to $366 million (US$207 million).

Restructuring changes implemented under the transition to the new business, and the benefits to be created under *Operation Full Potential*, will continue to support and enhance our existing financial strengths. We will manage a number of remaining non-core investments for either a satisfactory long-term return on investment or for an orderly exit at the appropriate time.

Following a major restructuring of our Melbourne corporate office in FY2002, we have significantly reduced our head office costs. This process will continue as we leave transitional issues behind. Our global business activities will continue to be managed in New Jersey, close to our major markets and growth opportunities. Your Board, management and staff are very clear as to where accountability lies for key functions, and that our markets and customer needs determine all decisions relating to our structure and key operating locations.

FY2002 was our opportunity to demonstrate that we have achieved world's best practice in workplace health and safety. We have consistently improved our safety performance over the past five years through a risk management program that is fully supported at all levels, from the CEO down.

Lost time injuries (LTIs) have reduced from 2.9 per 100 employees in FY96 to 0.2 in the current year, with our Asian plants leading the way. Many of Ansell's facilities have been injury-free for more than three years.

Safety Performance
PER 100 EMPLOYEES PER ANNUM


LOST TIME INJURIES
DAYS LOST
DESIRED TREND
3.0
2.5
2.0
1.5
1.0
0.5
0
40
30
20
0
96
97
98
99
00
01
02

The United States dollar (US$) is the predominant global currency of our business transactions emphasising our transition to an international business. To assist readers, United States dollar values are included in this report wherever appropriate. Unless otherwise stated, all values appearing in this report are Australian dollars.

Harry Boon
Chief Executive Officer

89

Ansell Healthcare

Ansell Healthcare's products provide essential barrier protection against injury, infection and contamination for many millions of people at work, in the home and in special environments, such as food preparation and microelectronics.

Ansell operates in three broad market segments, and is organised in three geographic regions, supported by a shared operations and supply chain, and science and technology groups. Over 56 per cent of Ansell's sales last year were in the Americas, with another 31 per cent in the European region, and the balance in Asia Pacific.

The consolidation and restructuring of both the Americas and European sales and marketing regions continues. This will result in fewer locations and greater focus on customers and market channels, with shared functions supporting each region.

Sales of $1,414 million (US$738 million) remained relatively flat with the prior period, while operating profit of $162 million (US$85 million) was 12 per cent higher in A$ terms (9 per cent in US$). The operating profit margin increased from 10.2 per cent to 11.5 per cent. Ansell held or increased market share in most of its markets and products in a difficult trading environment. Improved operating profit was driven by:

- Growth in powder-free surgeons' gloves: *Encore*™ and *Gammex PF*™;
- Growth in the *HyFlex*™ family of ergonomically designed general-purpose occupational protective gloves; and
- The relocation of manufacture of surgeons' gloves and condoms to our Asian facilities, at lower costs.

We continued to reduce the level of assets needed to run the business. Total assets employed were reduced by 18.5 per cent, and working capital by 17.3 per cent.

Geographic Regions SALES


Europe 31%
Americas 57%
Asia Pacific 12%

Geographic Regions EBITA


Europe 19%
Americas 61%
Asia Pacific 20%

Market Segment SALES


Consumer 16%
Professional 39%
Occupational 45%

Market Segment EBITA


Consumer 20%
Professional 57%
Occupational 23%



Ansell's high-quality, natural rubber latex gloves are found in diverse applications from high-volume, commercial food processing, to cleaning and janitorial tasks. A wide range of colours, styles and features are available to suit most individuals and industries.



[illegible] *NitraTex*™ [illegible] quality [illegible] gloves [illegible] synthetic [illegible] greater [illegible] and [illegible] rubber [illegible] where [illegible] protection.



Ansell's *LabTex*™ Plus powder-free, medical quality examination gloves were designed specifically for the laboratory environment. [illegible]



Ansell's *Hycron*™ general-purpose, work glove is a long-lasting alternative to traditional leather gloves. Made from synthetic nitrile over a cotton liner, they give superior grip, resilience and comfort. An extensive range covers most industrial uses, from specialised cut and chemical resistant gloves to everyday, general-purpose gloves for materials handling.




Ansell

Ansell supplies 25 per cent of the world's surgical gloves. We are recognised as a premium-quality manufacturer and product innovator, with leading-edge science and technology.

Professional Healthcare









PROFESSIONAL HEALTHCARE MARKET REVIEW

We estimate the total global market at about $1,750 million (US$1,000 million) for medical examination gloves and $1,050 million (US$600 million) for surgeons' gloves. Examination gloves sales are divided between acute care (hospitals) and alternate care segments, which we estimate to be about 60 per cent and 40 per cent respectively worldwide.

The growth in these markets is largely attributable to the need for protection by healthcare professionals from increased risks of infectious diseases, such as HIV and the hepatitis B virus. The growth in these markets has also resulted from more stringent regulatory requirements in the medical field.

Our global marketing programs are focused on the new powder-free and synthetic latex ranges of both surgeons' and examination gloves, which continue to drive sales in all regions. Conversion rates to powder-free surgeons' gloves range from over 60 per cent in Australia, to 35 per cent in the USA, and Europe. Examination gloves have even stronger conversion rates. Improved profit margins have been achieved in the period as a result of this marketing strategy.

The increased use of protective gloves has led to greater demand for more comfortable and higher quality gloves. Ansell is well established as a premium-quality manufacturer and innovator in the medical glove market, with a long history of developing products that use advanced materials to meet the needs of our customers.

Our direct sales forces in the major markets of the United States, Germany, the United Kingdom, France and Australia are responsible for sales of our Professional Healthcare products in those countries. We generally use regional and local distributors for sales of our medical gloves in countries where our presence is less significant.

SURGEONS' GLOVES

Surgeons' gloves are specifically developed for use in the operating theatre. Most of our surgeons' gloves are sold in sterilised pairs that are opened immediately prior to use. The various styles of surgeons' gloves that we sell include standard lightly powdered, latex powder-free, synthetic neoprene and polyurethane powder-free, orthopedic and micro-optic surgeons' gloves.

Acceptance of the company's flagship *Encore*™ powder-free surgeons' glove during hospital evaluation trials in the USA continued to be strong, with Ansell winning over 65 per cent of head-to-head trials against competitor gloves. Europe launched the new *Gammex PF*™ powder-free surgeons' glove in the period, and market trials show rapid user acceptance. In Australia, where Ansell holds a clear leadership position, the growth in powder-free latex and synthetic surgeons' gloves continued a positive momentum.

During the period under review, production of surgeons' gloves ceased at the Massillon, USA facility, and was transferred to several of our modern Asian facilities. Improved competitive costs from this transfer began to flow in the financial year, and should fully impact results going forward.

New synthetic latex surgeons' gloves are also gaining increasing acceptance in this fast-growing and profitable, but still relatively small, sector. Gains in our global market share for surgeons' gloves continued during the period, as sales of powder-free surgeons' gloves increased by 11 per cent.

ANSELL'S GAMMEX PF™ STERILE, POWDER-FREE, SURGEONS' GLOVES ARE USED BY SURGEONS AND OPERATING THEATRE PROFESSIONALS. MADE FROM NATURAL RUBBER LATEX, THEY COMBINE EXCELLENT GRIP AND MAXIMUM TACTILE SENSITIVITY WITH IMPROVED FIT AND COMFORT.

EXAMINATION GLOVES

Examination gloves are generally less expensive than surgeons' gloves, since they are made to lesser specifications, do not require sterile packaging and are sold in boxes of large quantities of ambidextrous gloves. Our various styles of medical examination gloves include standard lightly powdered, latex powder-free, synthetic vinyl, synthetic nitrile and sterile. Physicians, dentists, dental hygienists, nurses and other healthcare professionals typically use many examination gloves each workday.

Ansell's focus in examination gloves continued to shift towards higher margin powder-free and synthetic latex products, and away from more commoditised powdered gloves. With the exception of one site that produces a high margin and unique powdered product, all Ansell's examination glove manufacturing facilities are now fully converted to powder-free and/or synthetic production.

World over-supply remains a factor depressing prices in the examination gloves segment, and supports Ansell's strategy of out-sourcing powdered gloves to concentrate production on the higher margin powder-free and synthetic products. Sales of examination gloves were five per cent lower in the period, with only sales at attractive margins being retained.



Global Surgeons' Gloves Market US$ 600M
Ansell Share 25%
Ansell Share 12%
Global Medical Examination Gloves Market US$ 1,000M



Ansell is the recognised global leader in occupational health and safety gloves. Several major Ford plants in the US reported a 50 per cent reduction in the incidence of hand injuries in the first six months following the implementation of Ansell's recommended solutions.

Occupational Healthcare

   

OCCUPATIONAL HEALTHCARE MARKET REVIEW

We estimate the total global market at $6,350 million (US$3,600 million), of which some 50 per cent is gloves made of cotton and leather, and 50 per cent is made of synthetic materials. We do not participate in the commoditised cotton and leather segment, and concentrate instead on higher value, ergonomically superior gloves using synthetic dipped and coated materials.

Ansell's know-how in engineered yarns, knitting and complex polymer dipping has generated an entirely new class of comfortable and lightweight gloves for general industrial hand protection. The *HyFlex*™ range has become our fastest-ever growing product group, with 27 per cent growth in the past year, despite difficult economic conditions in the manufacturing sector.

This *HyFlex*™ family of products caters for the trend towards lighter assembly work, which requires a greater level of dexterity, as well as abrasion and cut resistance. Aside from replacement of existing heavier style gloves, a large number of workers who previously preferred to use bare hands now choose *HyFlex*™ gloves.

There is also growing demand for improved synthetic dipped gloves among users in the semi-conductor, micro-electronics, biotechnology, pharmaceutical, and research segments of the high technology and scientific markets.

As regulations and standards in the Occupational Healthcare segment intensify, the manufacturing and technological experience and expertise we have achieved in our Professional Healthcare segment can be employed in the design and manufacture of products for Occupational Healthcare. We believe that these increased regulations and standards will pose additional technological barriers to existing competitors and potential newcomers.

Our direct, specialised sales representatives are responsible for negotiating contracts with major end users, and we use distributors to handle the logistics and implementation of these contracts. Occupational gloves are sold through safety supply companies, industrial supply companies and various government agencies mainly in the United States, Europe and Australia. Given the broad nature of the market, we concentrate on metal handling, glass manufacturing, food handling, and critical environments.

With significant resources and expertise in the field of occupational health and safety, Ansell offers solutions to our customers' needs for measurable reductions in the occurrence and severity of hand injuries in the workplace, as well as increased hygiene for processed foods and other 'clean' products. We call this approach 'from products to solutions'.

The rollout of the Ford Global Distribution Alliance contract in the USA is a good example of leveraging this concept. Several major Ford plants have reported a 50 per cent reduction in the incidence of hand injuries in the first six months following the implementation of Ansell's recommended solutions.

98

HYFLEX™ IS ANSELL'S FASTEST SELLING INDUSTRIAL GLOVE. THE PATENTED NITRILE COATING AND CLOSE FITTING LINER PROVIDES EXCELLENT GRIP, BUT OFFERS NEAR-BARE HAND SENSITIVITY AND DEXTERITY.

This success has inspired the key 'Occupational Value Proposition' under *Operation Full Potential.* Ansell is the only supplier able to capitalise on this trend towards inclusion of savings in workplace injuries and measurable productivity gains in assessing total cost of hand safety in the workplace.

The Ansell Occupational Healthcare operations are presently undergoing a major restructuring, which was announced last year, involving the transfer of most manufacturing activity from USA to Mexico and Asia. Benefits to operating profit from the move of knitted products from Wilkesboro, North Carolina, to Juarez, Mexico, are anticipated to flow progressively in the new financial year. As announced in February, the Troy, Alabama, facility, will close later this year, with benefits expected later in the new financial year.

The economic recession that affected most industrialised countries during the period negatively impacted the Occupational Healthcare segment. A significant part of Ansell's customer base is in the manufacturing sector, and this has been particularly hard hit, especially in the USA and Germany. Despite this, and in face of the economic downturn, Ansell has increased its share of the available market in all major categories. The new financial year has started on a stronger note, with some uplift in manufacturing activity in the key USA market.

Global Cotton & Leather Gloves Market US$ 1,800M



Ansell Share 20%

Global Synthetic & Knitted Gloves Market US$ 1,800M


Ansell
LifeStyles
PSYCHEDELIC


Fresh'n'Dry™- The Ultimate Glove for Comfor

The Consumer Healthcare division is recognised for bringing unique and innovative household gloves and condom products to market. This innovation is reflected in cutting-edge packaging and graphic design, merchandising and award-winning product advertising.

Consumer Healthcare


Ansell


Ansell
LifeStyles.
12 TEXTURED CONDOMS


LifeStyles
TRA PLEASURE


CONSUMER HEALTHCARE MARKET REVIEW

The total global condom market (excluding China) is estimated at $1,300 million (US$750 million). We believe that growth in this market will continue, due to ongoing concerns regarding HIV and other sexually transmitted diseases, unwanted pregnancies and global population control. In addition, the shift in distribution channels from traditional outlets, such as pharmacies, to mass merchandisers, grocery and convenience stores, as well as marketing efforts emphasising the pleasure aspects of sex and increased brand awareness, are expected to grow this market.

We are a leading manufacturer and marketer of branded condoms worldwide with significant presence in the United States, Western Europe, India and Australia. We also sell condoms in the worldwide public sector bid/tender market, where condoms are purchased for free distribution or subsidised sale by government agencies concerned with population, health and social welfare programs.

We have multiple condom types, and we continue to add new products to provide additional options for our customers. We also use innovative marketing, merchandising and packaging to further differentiate our products from the competition.

Sales of our retail branded condom products in North America, the United Kingdom, France, Australia, India, Italy, Spain and Germany are made primarily through our own sales force and, to a lesser extent, through distributors and commissioned brokers. We use regional and local distributors for sales of our retail branded condoms in other countries.

Ansell's Consumer Healthcare marketing teams in the USA, Europe and Australia have again won a number of awards for innovative packaging and advertising. The company's leading brands include *LifeStyles*™, *Chekmate*™, *Manix*™, *Mates*™, *Prime*™, *Contempo*™, *Kama Sutra*™ and *Akuel*™.

Significant improvement in operating performance is being driven by steady gains in Ansell's market share in the growing world market for condoms, as well as a result of the benefits from the transfer of manufacturing to Asia, which was fully implemented in this period. A United Nations sponsored study recently projected a significant increase in the need for condoms supplied by public sector authorities in the fight against HIV/AIDS in Asia and Africa over the next decade. Ansell's reputation for quality, competitive costs and recognised brands ensure we are well placed to participate in any new opportunities that arise from this projection.

ANSELL BRANDED CONDOMS ARE FOUND ON RETAIL SHELVES ACROSS THE GLOBE. CUTTING-EDGE AND INNOVATIVE PRODUCTS LIKE XTRA PLEASURE™ CONDOMS AND LIFESTYLES™ DISC PACKAGING CEMENT ANSELL'S REPUTATION AS A CATEGORY INNOVATOR.

Ansell has a long and successful history in household gloves sold to consumers, primarily through retail channels. Ansell's share of the global market is around 15 per cent. Manufacturing is concentrated in Asia with distribution throughout the Americas, Europe and the Asia Pacific. Product innovation is focused on premium-branded segments where superior margins are sustainable.

Over the past 12 months, in co-operation with Vileda (Freudenberg Household Products), joint product development efforts to bring unique household gloves to consumer markets have been most successful. The introduction of a new foam-lined glove, with proven absorption and superior comfort, led the way in Australia and in Europe. Television advertising support was conducted in Australia and selected European markets.

New products will continue to be the prime driver of growth, and other recent launches, including latex fingertip and a premium disposable, are expected to bring additional momentum to the business, particularly in Europe and the Asia Pacific.



Global Retail Household Gloves Market US$ 150M
Ansell Share 15%
Ansell Share 12%
Global Condom Market US$ 750M

103

OPERATIONS AND SUPPLY CHAIN REVIEW

The operations and supply chain group supports product flows to markets through 17 global production facilities, located in Asia, North America, and the UK. We manufacture about 80 per cent of the products we sell, and outsource the remainder under strict quality and performance specifications.

Ansell's commitment to continuing quality improvement and cost competitiveness has included the relocation of production from, and the closures of, Massillon (surgeons' gloves), Wilkesboro (knitted gloves) and Troy (thin nitrile disposable gloves). Following a major period of investment in the late 1990s, our capital expenditure needs are running well below levels of depreciation, and are anticipated to continue to do so in the next financial year.

At the same time, we continue to invest in global supply chain information systems and data warehousing that will improve customer service levels, simplify our global supply lines, and reduce inventories and working capital needs.

Operations and supply chain highlights included:

- Lower cost and improved output from the new Surat Thani, Thailand, condom plant.
- Closure of the Massillon surgeons' glove facility in the USA in December 2001, and relocation to the Shah Alam, Malaysia, and Colombo, Sri Lanka, facilities.
- Relocation of the Wilkesboro knitted glove-manufacturing activities to Mexico.
- Relocation of *HyFlex*™ manufacturing from the USA to Mexico and Sri Lanka.
- An 18 per cent reduction in inventory.

SCIENCE AND TECHNOLOGY REVIEW

Ansell spends about 1.25 per cent of sales on research and development. Product and process innovation is essential to continuing profitable growth, and more than 15 per cent of total sales currently come from products developed in the previous three years.

Ansell's commitment to innovation and new product development will be further enhanced with the establishment of our new world-class Science and Technology Centre in Shah Alam, outside Kuala Lumpur, Malaysia. Ten PhDs, two MScs and 23 graduates staff the facility in Malaysia, and a smaller fibre-technology centre at South Carolina State University in the USA.

We have established relationships with several medical research institutions, such as Georgetown University, Drexel University and Johns Hopkins University in the USA, and we made annual contributions to scientific research programs at the University of Tampere in Finland and the Medical College of Wisconsin, USA. Our sponsored research includes the identification and isolation of natural rubber latex proteins, which may contribute to latex allergies in some people. We use the results of this research to improve our product quality, and we encourage the researchers to publish their findings in the scientific journals as part of the AnsellCares program.

104.

The AnsellCares Scientific Advisory Board, established in 1992, is composed of some of the leading latex allergy researchers worldwide. The Advisory Board's charter is to direct research into critical hand barrier protection issues, such as latex and chemical allergy, factors affecting glove barrier integrity and the development of synthetic glove polymers. Research groups on three continents are responsible for numerous scientific breakthroughs, and have presented their work at many national and international allergy conferences.

The output from our Advisory Board has paved the way for a greater understanding of these complex issues and, through publication and dissemination, has allowed us to reduce the allergen content of our products. It has also provided clinicians with guidelines on how to better manage latex-sensitive healthcare workers and patients, and to reduce the risk of sensitisation for future generations. The AnsellCares program includes accredited continuing medical education programs, video presentations, technical bulletins, newsletters, and periodic lectures and seminars.

While the Science and Technology group was devoted to bedding down the operational restructuring plan for much of the year, a number of new products were brought to market or passed on to manufacturing for the new year. New products that generate, or will generate, significant sales are surgeons' gloves, *Gammex PF*™ and *Dermaprene Ultra*™, and a number of line extensions for the *HyFlex*™ family of ergonomic gloves.

Please visit our website at www.ansell.com for more information.

SUMMARY

Ansell is well placed to take advantage of the trends in the market place:

- In the Professional Healthcare segment, the move from powdered latex products to powder-free and synthetic products, particularly for surgeons' gloves (a trend that *Operation Full Potential* will capitalise upon).
- In the Occupational Healthcare segment, the need for more comfortable and ergonomically correct hand protection, and total hand safety costs being included in the customer buying decision (a trend recognised under the Occupational Value Proposition of *Operation Full Potential*).
- In the Consumer Healthcare segment, increased use of condoms for pleasure and protection against infection, and increased expenditure by government healthcare and other international agencies on the distribution of condoms in developing nations.

Ansell Limited is now poised for realisation of the roadmap set out by *Operation Full Potential* and the publicly-stated financial goals that we have undertaken to achieve. We have the people, brands, products, technology and solutions to meet an increasingly demanding broad-based healthcare market.

As a result of the operational restructuring underway, we are enhancing our established reputation as a low-cost/high-quality supplier and market innovator. Further substantial and sustainable benefits are expected to flow in the years ahead. Our challenge is to harness this new enthusiasm so that we maximise performance to meet our potential for growth.
As the new Ansell picks up pace towards this potential, all our stakeholders will benefit.

Other Investments

We will manage the Company's remaining non-core investments for either a satisfactory long-term return, or for an orderly exit at the appropriate time.

SOUTH PACIFIC TYRES

During the year, Goodyear Tire & Rubber Company of the United States and Ansell Limited, the 50/50 partners in the South Pacific Tyres venture, entered into a major restructuring agreement. This agreement included reducing manufacturing facilities from five to two, and franchising a number of Goodyear Auto Service Centres and Beaurepaires for Tyres stores. These changes are on target with the plan, with the three manufacturing facilities now closed and a number of stores franchised.

As part of the agreement, an option in favour of Ansell Limited was executed (exercisable in four to five years), which enables Ansell to put the business to Goodyear. If the option is not exercised, Goodyear has a call option exercisable in the following six months. Under these agreements, Ansell is not required to contribute any further cash, its contribution being limited to its current loans.

The partnership remains the largest tyre manufacturer and retailer in Australia and New Zealand. At 30 June 2002, Ansell Limited's investment in South Pacific Tyres stood at $136 million (US$77 million), with loans totalling $56 million (US$32 million).

AMBRI LIMITED

In August 2001, Ansell sold its wholly-owned subsidiary, Ambri Pty Ltd, to listed Australian company, Optecom Limited. The sale price was $10 million (US$5.7 million) cash and 8.32 million shares (currently 17.2 per cent) in Optecom Ltd., which subsequently changed its name to Ambri Limited.

Ansell's investment has been recorded at the August 2001 float price of $1.11 per share (US$0.63 per share).

PACIFIC MARINE BATTERIES PTY LTD

This joint venture (50 per cent Varta Batterie AG of Germany, and 50 per cent Ansell Limited) manufactures batteries for the Royal Australian Navy's Collins Class submarines. The company's investment is $2.7 million (US$1.5 million).

BT EQUIPMENT PTY LTD

Ansell Limited has a 45 per cent interest in this business, created in March 2001 with Tat Hong Holdings Limited of Singapore. The business has a number of franchises for earth-moving and construction equipment. The company's investment is $10.6 million (US$6.0 million).

106

Divested Businesses

PACIFIC AUTOMOTIVE

The Company sold its Australian and New Zealand automotive parts distribution business in September 2001 for $251.5 million (US$131.3 million) to a company owned and funded by GS Private Equity, Gresham Private Equity, and Macquarie Direct Investment.

Revenue for the two months that Pacific Automotive was owned by the Company was $132 million (US$69 million), which compared with $130 million in the corresponding period of the previous year. Operating earnings before interest, tax and amortisation (EBITA) was $7.5 million (US$3.9 million), compared with $4.5 million for the previous corresponding period.

PACIFIC BRANDS

The Pacific Brands business was sold in November 2001 for $730 million (US$381 million) to an investor consortium led by CVC Asia Pacific, and co-led by Catalyst Investment Managers Pty Ltd.

The results for Pacific Brands for the five months that it was owned by the Company were ahead of the previous year, assisted by the acquisition in March 2001 of the Sara Lee business. Sales of $662 million (US$346 million) were up on the corresponding period of $595.5 million. Operating EBITA for the period was $52.4 million (US$27.4 million), up 7.8 per cent on the previous corresponding period of $48.6 million.

Transitional Matters

EXIDE CORPORATION

In April 2002, Exide Corporation, the purchaser of the Company's GNB Technologies automotive and industrial battery business, sought bankruptcy protection under Chapter 11 in the USA. Following a non-cash write-down of $61.5 million (US$32.1 million) in the value of the Company's investment in Exide Corporation in the first half, certain receivables and the balance of the Company's investment totalling $38.4 million (US$20.1 million) was written-off in the second half.

With the Company's investment in Exide Corporation fully written-off, any future value in Exide Corporation's shares, in the event that it emerges from bankruptcy, will be to Ansell's benefit.

Pacific Dunlop Holdings (USA) Inc. and other group entities have instituted proceedings against Exide Corporation (USA) and various other Exide Group entities, to recover an amount of approximately $35.5 million (US$20.1 million) due to the Group in connection with the sale of the GNB business and as a consequence of contractual obligations between the Group and Exide Corporation.

As a result of Exide Corporation's (USA) filing for bankruptcy, proceedings against that company were stayed during April 2002, pending the outcome of the bankruptcy filing. Proceedings against the Exide Group which are not subject to the bankruptcy filing ('Non-Bankrupt Entities') are continuing.

The Non-Bankrupt Entities are currently resisting this claim. The Group will continue to aggressively pursue this claim to recover the amounts owed by the Non-Bankrupt Entities.

OTHER MATTERS

The management team is closely and effectively managing the overhang of other issues carried over from the old company . Those issues range from sales of businesses, liquidation of non-trading subsidiary companies, and other unresolved legal matters.

107

Three Year Summary

OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE

	2002 $M	2002 US$M	2001 $M	2000 $M
STATEMENT OF FINANCIAL PERFORMANCE				
Sales – Continuing Ansell Healthcare Operations	1,414	738	1,412	1,173
Sales – Discontinued Operations	809	422	2,745	4,553
Depreciation and Amortisation	53	28	99	149
Operating EBITA from Continuing Operations	135	70	115	100
Operating EBITA from Discontinued Businesses	61	32	133	239
Operating EBITA	196	102	248	339
Non-recurring	(169)	(88)	(54)	(248)
Goodwill amortisation	29	15	40	41
EBIT	(2)	(1)	154	50
Net borrowing costs	55	29	99	103
Income tax expense	56	29	190	30
Outside equity interests	3	1	4	4
Operating profit/(loss) attributable	(116)	(60)	(139)	(87)
for six months to 30 June	(23)	(12)	(336)	(147)
for six months to 31 December	(93)	(48)	197	60
Dividends	–	–	47	103
STATEMENT OF FINANCIAL POSITION				
Cash – excluding restricted deposits [a]	259	146	311	1,052
Current assets	563	319	1,492	2,292
Property, plant and equipment	333	188	670	658
Investments	159	90	227	128
Goodwill	261	147	339	408
Brand names	143	81	218	220
Other non-current assets	115	66	219	328
TOTAL ASSETS	1,833	1,037	3,476	5,086
Current payables	193	109	421	566
Current interest bearing liabilities	108	61	749	1,890
Other current liabilities	89	50	280	407
Non-current payables	4	2	5	6
Non-current interest bearing liabilities	517	292	862	628
Other non-current liabilities	46	27	93	89
TOTAL LIABILITIES	957	541	2,410	3,586
NET ASSETS	876	496	1,066	1,500
Contributed equity	1,455	824	1,454	1,617
Reserves	(176)	(100)	(118)	(31)
Retained profits	(417)	(236)	(290)	(104)
ANSELL LIMITED SHAREHOLDERS' EQUITY	862	488	1,046	1,482
Outside equity interests	14	8	20	18
TOTAL SHAREHOLDERS' EQUITY	876	496	1,066	1,500
TOTAL FUNDS EMPLOYED [b]	1,242	703	2,366	2,966
SHARE INFORMATION				
Basic earnings per share (cents) [c]	(61.9)	(32.3)	(71.8)	(41.9)
Diluted earnings per share (cents) [c]	(61.7)	(32.2)	(71.4)	(41.6)
Dividends per share (cents)	–	–	5.0	10.0
Net assets per share ($) [c]	4.68	2.65	5.71	7.26
GENERAL				
Cash received from divestments	936	530	907	3
Net cash from operating activities	113	64	227	190
Capital expenditure	34	19	76	157
Shareholders (no.)	79,534	NA	91,784	99,194
Employees (no.)	12,160	NA	23,482	32,485
RATIOS				
Return on shareholders' equity (%)	(13.2)	NA	(13.1)	(5.8)
Operating EBITA return on funds employed (%) [d]	10.8	NA	4.9	3.4
Operating EBITA margin – Continuing Operations (%)[d]	9.5	NA	8.1	8.6
Average working capital to sales (%)	21.9	NA	26.4	35.1
Interest cover (times)	4.0	NA	2.5	3.3
Net liabilities to shareholders' equity (%) [e]	80	NA	197	169
Number of shares at 30 June (million) [c]	187	NA	187	207

(a) Cash includes cash at bank and short-term deposits, but excludes restricted deposits which have been classified as current assets.
(b) *Total funds employed equals total shareholders' equity plus interest bearing liabilities less cash – excluding restricted deposits.*
(c) Effective 24 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation.
(d) Operating EBITA equals operating EBITA from continuing operations.
(e) Net liabilities equals total liabilities less cash – excluding restricted deposits.

108

Board of Directors

The following are the backgrounds of the Directors of Ansell Limited at the date of this Review.

EDWARD D TWEDDELL, BSc, MBBS (HONS.), FRACGP, FAICD

Chairman and Non-executive Director since October 2001. A Director of National Australia Bank, Australia Post and CSIRO. He is also Chairman of the Nepenthe Group Pty Ltd.

Resident Adelaide. Age 61

HARRY BOON, LLB (HONS), B.COM

Managing Director and Chief Executive Officer of Ansell Limited since April 2002. He has been with Ansell since 1976, and has been President, Chief Executive Officer and Managing Director of Ansell Healthcare since February 1989.

Resident USA. Age 54

PETER L BARNES, B.COM, MBA MELB

Appointed Non-executive Director in October 2001. He is chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited. He is also President of the Winemakers Federation of Australia and a Member of the National Food Industry Council.

Resident Sydney. Age 59

HERBERT J ELLIOTT, AC, MBE, MA CANTAB

Non-executive Director since February 2001. Chairman of the Telstra Foundation Limited and Director of Sydney Olympic Parks Authority.

Resident Perth. Age 64

S CAROLYN H KAY, BA, LLB, MAICD

Non-executive Director since May 2000. She is an Advisor with Morgan Stanley, a Director of Mayne Group and the Treasury Corporation of Victoria. She is also Deputy Chair of the Art Foundation of the National Gallery of Victoria and the Victorian Funds Management Corporation.

Resident Melbourne. Age 41

STANLEY P GOLD, AB, JD

Non-executive Director since October 2001. President and Chief Executive Officer of Shamrock Holdings, Inc., President of Shamrock Capital Advisors Inc., Director of The Walt Disney Company and Chairman of Tadiran Communications Ltd.

Resident USA. Age 59

MICHAEL J MCCONNELL, (ALTERNATE TO MR STANLEY GOLD SINCE OCTOBER 2001)

Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors Inc. He is also a Director of Newport Technology Fund, Nuplex Industries and Port-Link International.

Resident USA. Age 36

109

Board of Directors continued

RELEVANT INTERESTS

The relevant interests of each of those Directors in the share capital of the Company as at the date of this Report, as notified to the Australian Stock Exchange Limited pursuant to the provisions of Section 235 of the *Corporations Act*, were:

	1	2	3
E D Tweddell	27,979		
P L Barnes	3,787		
H Boon	10,340	120,000	
H J Elliott	3,761		
S P Gold	721		24,428,841
S C H Kay	3,248		

1. Beneficially held in own name, or in the name of a trust, nominee company or private company.
2. *Beneficial, Executive Share Options. These were granted in* 1997, have an exercise price of $16.50, are subject to performance hurdles which have not been satisfied, and expire on 11 December 2002.
3. Non-beneficial. *Mr Gold has an indirect interest in these shares* by virtue of a 10 per cent economic interest in the holding of Trefoil International III, SPRL, of which he is also a Director. *Trefoil International III, SPRL is a related body corporate of* Shamrock Holdings of California Inc.

NON-EXECUTIVE DIRECTORS' SHARE PLAN

Shareholders approved the participation by Non-executive Directors in the Plan in October 2000 and April 2002 (on amended terms). Since receiving shareholder approval, shares have been purchased on ASX under the Plan at the prevailing market price on behalf of each of the then current Non-executive Directors.

Details of securities acquired on ASX on behalf of Non-executive Directors under the Ansell Non-executive Directors' Share Plan during the financial year and included in the Relevant Interests above, are as follows:

DIRECTOR	NUMBER OF SHARES ACQUIRED	DATE OF ACQUISITION	ACQUISITION PRICE A$
Dr E D Tweddell	2,535	17/12/2001	$0.95
	3,900	14/3/2002	$1.15
	692	18/6/2002	$6.48
Mr P L Barnes	1,251	17/12/2001	$0.95
	1,408	14/3/2002	$1.15
	255	18/6/2002	$6.48
Mr H J Elliott	2,294	14/09/2001	$0.72
	1,704	17/12/2001	$0.95
	1,300	14/3/2002	$1.15
	230	18/6/2002	$6.48
Mr S P Gold	1,155	17/12/2001	$0.95
	1,300	14/3/2002	$1.15
	230	18/6/2002	$6.48
Ms S C H Kay	2,417	14/09/2001	$0.72
	1,770	17/12/2001	$0.95
	1,462	14/3/2002	$1.15
	254	18/6/2002	$6.48

Note: All acquisitions of shares after 12 April 2002 relate to shares in Ansell Limited following the consolidation of the Company's share capital, approved by shareholders at a General Meeting, on the basis that five existing shares were consolidated into one new share.

In addition, Messrs A B Daniels, J T Ralph and I E Webber participated in the Plan prior to their respective retirements as Directors of the Company. Details of the shares they acquired under the Plan are as follows:

- on 14 September 2001, Mr J T Ralph 6,229 shares, Mr A B Daniels 2,458 shares and Mr I E Webber 2,417 shares, each at $0.72 per share; and
- on 17 December 2001, Mr A B Daniels 1,836 shares and Mr I E Webber 1,770 shares, each at $0.95 per share.

110

Corporate Governance

INTRODUCTION

The Board works under a set of well-established corporate governance policies that reinforce the responsibilities of all Directors in accordance with the requirements of the Corporations Act and the Australian Stock Exchange (ASX). In addition, many of the governance elements are enshrined in the Company's Constitution.

The Board regularly reviews and updates its corporate governance policies, to ensure that the Company's policies remain in accordance with best practice.

RESPONSIBILITIES

The Board's responsibilities and duties include the following:

- review and determine strategic direction and policies, allocation of resources, planning for the future and plan for succession;
- to appoint a Chief Executive Officer for the ongoing management task of developing and implementing suitable business strategies, consistent with the Company's policies and strategic direction;
- regularly evaluate the performance of the Chief Executive Officer and senior management, and determine their remuneration;
- monitor and oversee the Company's financial position, including the audit process; and
- ensure that the conduct of the Company and its officers are legally and ethically of the highest order, and that work practices in all operations give priority to safety.

Ansell places high priority on risk identification and management throughout all its operations and has processes in place to review their adequacy. These include:

- a comprehensive risk control program that includes property protection and health, safety and environmental audits using underwriters, self-audits, engineering and professional advisers; and
- a process to identify and measure business risk.

The Company has also developed procedures to ensure that employees are aware of and discharge their obligations under relevant privacy laws in their handling of information provided to the Group.

The Company has procedures in place to ensure that Directors, executives, management and employees carry out their duties and responsibilities to the highest ethical standards. These procedures and practices set high standards for ethical behaviour and business practice beyond complying with the law, and are based on the following key principles:

- acting with fairness, honesty and integrity;
- being aware of and abiding by laws and regulations;
- individually and collectively contributing to the well-being of shareholders, customers, the economy and the community;
- maintaining the highest standards of professional behaviour;
- avoiding or managing conflicts of interest; and
- striving to be a good corporate citizen, and to achieve community respect.

The Company's ethical practices and procedures are reviewed regularly, and processes are in place to promote and communicate these policies within the Company.

In carrying out its duties, the Board meets formally over one or two days at least six times a year, with additional meetings held as required to address specific issues. Directors also participate in meetings of various Board Committees that assist the full Board in examining particular areas or issues.

It is also the Company's practice that Directors visit a number of the Company's facilities in each year.

BOARD COMPOSITION

The Board's policy is that there should be a majority of independent, Non-executive Directors. This is a requirement embodied in the Company's Constitution, ensuring that all Board discussions or decisions have the benefit of predominantly outside views and experience, and that the majority of Directors are free from interests and influences that may create a conflict with their duty to the Company. Maintaining a balance of experience and skills is an important factor in Board composition.

The requirement under the Constitution is for at least twice as many Non-executive Directors as Executive Directors. As an additional safeguard in preserving independence, an Executive Director cannot hold the office of Chairman.

Any Director can seek independent professional advice at the Company's expense in the furtherance of his or her duties, subject to prior discussion with the Chairman. If this occurs, the Chairman must notify the other Directors of the approach, with any resulting advice received to be generally circulated to all Directors.

BOARD AND ELECTION PROCESSES

The Ansell Board currently has six Directors. In addition, one alternate Director has been appointed to represent an overseas based Director. Of those, five have been appointed as Non-executive Directors (including the Chairman) and one is an Executive Director (the Chief Executive Officer who is also Managing Director).

New Directors are nominated by the Board, as described below, and then must face a vote of shareholders at the next Annual General Meeting in order to be confirmed in office. All Directors other than the Managing Director are required to seek re-election at least once in every three years on a rotating basis.

APPOINTMENT TERMS

In order to ensure that composition of the Board will change over time, the Board has a general policy that Non-executive Directors should not serve for a period exceeding 12 years, and that the Chairman should not serve in that role for more than 10 years. The Board also has a general policy that Non-executive Directors should retire from the Board at the age of 70, and that Executive Directors should, in general, retire by the age of 60.

In order to ensure that Directors are able to fully discharge their duties to the Company, all Directors must consult with the Chairman or the Board prior to accepting a position as a Non-executive Director of another company.

REMUNERATION

Non-executive Directors are paid an annual fee within a fixed amount approved for all Non-executive Directors by shareholders. The total annual amount approved for Ansell is currently $750,000, which was set in 1989. This is a maximum aggregate amount, and the Company does not, at this time, intend distributing all of this amount by way of fees. In addition, reflecting the assets divested and the refocusing of the Company, the normal annual fee payable to each Director has not increased since 1994.

Directors receive an annual fee of $60,000 for Board duties, with the Chair receiving $180,000. A fee of $5,000 per annum is paid to Directors appointed to the Audit Committee with the Committee Chair receiving an additional $2,500. No fees are currently payable for participation on other committees.

The fees paid to Directors take into account what is paid by comparable companies, and what is necessary to attract high-calibre people. Retirement benefits based on period of service are paid in accordance with the Corporations Act and a schedule previously approved by shareholders. In line with general industry practice, the Board reviews its remuneration strategies in relation to Non-executive Directors from time to time.

Each Non-executive Director is required to reinvest a minimum 10 per cent of his or her annual gross fee in acquiring shares in the Company until their shareholding is equal to at least one year's fees, pursuant to a Non-executive Directors' Share Plan. At an Extraordinary General Meeting on 12 April 2002, shareholders approved the issue to Non-executive Directors of shares in the Company, in accordance with amended rules of the Plan that now enable Non-executive Directors to elect to apply up to 100 per cent of their fees in acquiring shares in the Company.

As members of management, Executive Directors, when appointed, do not receive fees or Directors' retirement benefits. They are members of the Company's Superannuation Fund and, as such, receive Company retirement benefits.

DEALINGS IN SHARES

Subject to the restriction that persons may not deal in any securities when they are in possession of price-sensitive information, Directors and employees generally may only buy or sell Ansell shares in the periods immediately following any price-sensitive announcements, including the half-year and full year results and Annual General Meeting. At other times, Directors dealing in Ansell shares must obtain prior approval from the Chairman.

CONFLICT OF INTEREST

In order to ensure that any 'interests' of a Director in a particular matter to be considered by the Board are known by each Director, the Company has developed protocols, consistent with obligations imposed by the Corporations Act and the Listing Rules, to require each Director to disclose any contracts, offices held, interests in transactions and other directorships held to signal any potential conflict. Appropriate procedures have been adopted to ensure that, where the possibility of a material conflict arises, information is not provided to the Director, and the Director does not participate in, or vote at, the meeting where the matter is considered.

BOARD COMMITTEES

As a result of the changing focus and the smaller size of the Company, the Board has reorganised its committee arrangements such that the previous five committees have been reduced to two, being the Audit Committee and a combined Nominations, Remuneration and Evaluation Committee.

The reduced size of the Board has meant that it is now capable of dealing with a range of committee issues in full session. Accordingly, the former Corporate Conduct and Donations committees were discontinued during the year, and the Board has assumed responsibility for their function.

The two ongoing committees are made up of Non-executive Directors only. The Board reviews the charter of each committee periodically.

Senior executives attend Board and committee meetings by invitation, whenever particular matters arise that require management presentations or participation.

AUDIT COMMITTEE

The Audit Committee reviews the financial statements, adequacy of financial controls and the annual audit arrangement. It monitors the controls and financial reporting systems, applicable Company policies, national and international accounting standards and other regulatory or statutory requirements.

The Committee also liaises with the Company's internal and external auditors, reviews the scope of their activities, reviews the external auditors' remuneration, and advises the Board on their remuneration and appointment. The Committee reviews the processes in place for the identification, management and reporting of business risk, and reviews the findings reported. The Chief Executive

Officer, General Manager – Finance & Treasury, Group Chief Accountant and principal external audit partner participate at meetings by invitation.

NOMINATIONS, REMUNERATION AND EVALUATION COMMITTEE

This Committee now combines the functions of the previously separate Nominations Committee and Remuneration and Evaluation Committee. Because of the significant number of changes that were occurring at both Board and senior management level during the year, the functions of the Committee were handled at meetings of the full Board. Responsibility for those duties will now be re-assumed by the Committee, the composition of which is yet to be determined.

This Committee's charter provides for it to periodically review the structure of the Board, and recommend changes when necessary. This includes identifying suitable candidates for appointment as Non-executive Directors.

In doing so, the Committee establishes the policies and criteria for Non-executive Director selection. The criteria include the candidate's personal qualities, professional and business experience, and availability and time to commit to all aspects of the Board's program.

The Committee also considers matters including succession and senior executive compensation policy, including short- and long-term incentive plans, and advises the Board accordingly.

The Committee has available independent professional advisers in supporting Ansell's policy of attracting high-calibre people at all levels, and to ensure that the terms and conditions offered by the Company are competitive with those offered by comparable companies.

CONTINUOUS DISCLOSURE

The Company has implemented procedures to ensure that it provides relevant and timely information to its shareholders and to the broader investment community, in accordance with its obligations under the ASX continuous disclosure regime. The Company publishes annual reports, media releases, and other investor relations publications on its website, at www.ansell.com

POLITICAL DONATIONS

No donations at either the Federal or State level have been made to any political party since the previous Annual Report.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS DURING THE YEAR ENDED 30 JUNE 2002

	Board		Audit		Corporate Conduct		Donations	
	Held	Attd	Held	Attd	Held	Attd	Held	Attd
DIRECTORS – CONTINUING								
E D Tweddell	6	6	1	1				
P L Barnes	5	5	3	3				
H Boon	1	1						
H J Elliott	10	9			1	1		
S P Gold	6	6						
S C H Kay	10	9	5	4			1	1
DIRECTORS – FORMER								
J T Ralph	6	6	2	2				
A B Daniels	8	8	4	4	1	1	1	1
N A D'Aquino	3	3	2	2				
R J Mclean	1	1						
I E Webber	8	8			1	1		

Held – Indicates the number of meetings held while each Director was in office.

Attd – Indicates the number of meetings attended during the period that each Director was in office. In the case of Mr R J McLean to 27 July 2001, Mr N A D'Aquino to 30 September 2001, Mr J T Ralph to 30 November 2001, and Messrs A B Daniels and I E Webber to 20 March 2002.
For Dr E D Tweddell, Mr P L Barnes and Mr S P Gold from the date of their appointments on 26 October 2001, and Mr H Boon from 30 April 2002.

Mr S P Gold attended one meeting in person, and was represented at each other meeting by his alternate, Mr M J McConnell.

A meeting of a special Board Committee comprising Dr E D Tweddell and Mr P L Barnes was convened on 26 April 2002 in relation to the one for five share consolidation. A special Board Committee meeting comprising Dr E D Tweddell, Mr P L Barnes and Mr H J Elliott was convened on 30 April in connection with the appointment to the Board of Mr H Boon.

The Corporate Conduct and Donations Committees met on one occasion during the year prior to being discontinued and their functions being assumed by the Board.

113

Report of the Directors

This Report by the Directors of Ansell Limited, formerly Pacific Dunlop Limited, ('the Company') is made for the year ended 30 June 2002, pursuant to Division 1 of Part 2M.3 of the Corporations Act.

DIRECTORS

The names of each person who has been a Director of the Company during or since the end of the financial year, particulars of the qualifications, experience and special responsibilities of each Director as at the date of this Report, and of their other directorships, and the relevant interests of each of those Directors in the share capital of the Company and any related body corporate that have been notified to the Australian Stock Exchange under regulatory requirements, are as set out on pages 27, 28 and 31.

Details of meetings of the Company's Directors (including Meetings of Committees of Directors) and Directors' attendance are also set out on page 31.

At the date of this Report, there is an Audit Committee of the Board comprising Mr P L Barnes (Chair), Mr H J Elliott, and Ms S C H Kay. Other Directors are entitled to attend meetings of this Committee, and often do so.

PRINCIPAL ACTIVITIES

The activities of the Ansell group of companies ('the Group') changed during the year, with its transformation from a conglomerate to essentially a single, global business based on protective products in a broad healthcare context. Following the sale of certain businesses, as noted below, the Group's principal activities involved the manufacturing and sourcing, distribution and sale of gloves and protective products in the Professional Healthcare, Occupational Healthcare and Personal Healthcare markets.

The major business sales that were completed during the year were:

- effective 23 August 2001, a subsidiary company, Ambri Pty Limited, was sold to Optecom Limited, which subsequently changed its name to Ambri Limited, for $10 million cash and 8.32 million shares (representing, at that time, a 19.9 per cent shareholding).
- effective 20 September 2001, the Company sold its Automotive Distribution business in Australia and New Zealand to a company owned and funded by institutional investors comprising GS Private Equity, Gresham Partners and Macquarie Direct Investment, for $251.5 million.
- effective 30 November 2001, the company sold its Pacific Brands business to an investor consortium led by CVC Asia Pacific Limited, and co-led by Catalyst Investment Managers Pty Ltd, for $730 million.

A number of small, non-core businesses were divested or closed during the year.

DIVIDENDS

As shown in last year's Review, an interim ordinary dividend of $0.05 per share (unfranked) in respect of the year ended 30 June 2001 was paid on 2 July 2001, totalling $46,502,192.

In view of the loss recorded in the year, and in a further step to rebuild the Company's balance sheet and capacity to fund future growth, no final dividend was paid in respect of the year ended 30 June 2001. No interim dividend was paid, and no final dividend will be paid in respect of the year ended 30 June 2002.

PERFORMANCE IN RELATION TO ENVIRONMENTAL REGULATIONS

During the year, most of the Group's Australian operations were divested. These businesses, which included manufacturing activities, were subject to a range of environmental regulation, including a number of licences required for the industries in which the Company operated, under Commonwealth, States and Territory legislation. In relation to the divested businesses, the Group had an established environmental management system, which reported regularly to the Corporate Conduct Committee and the Board. The Group's continuing Australian operations are not subject to any specific or material environmental regulation.

The Group's continuing international manufacturing operations are subject to environmental regulation in the jurisdictions where the Group operates. The Group has risk management programs in place to address the requirements of these regulations. From time to time, the Group receives notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Group evaluates the options for the matters raised and the associated costs and, where appropriate, makes provision for such costs.

The Directors are not aware of any material breaches of Australian or international environmental regulations during the year.

REVIEW OF OPERATIONS AND RESULTS

A review of continuing operations of the Group is contained on pages 8 to 25. The Group net loss attributable to shareholders was $115.8 million (US$60.5 million) after tax for the year ended 30 June 2002. This compares with a loss in the previous year of $139.4 million.

The result for the year under review includes a number of major non-recurring items, including the write-off of the Company's investment in Exide Corporation and receivables following Exide's bankruptcy in the USA, a write-off resulting from the closure of the Troy, USA manufacturing plant, and the write-off of tax balances attributable to Australian operations.

Operating earnings before interest, tax and amortisation (EBITA) of the continuing Ansell Healthcare business before unallocated items was up 12.5 per cent to $162.3 million (US$84.7 million) from $144.3 million in the previous year.

Operating EBITA of the Pacific Automotive business for the two months that it was owned by the Company was $7.5 million (US$3.9 million) compared with $4.5 million for the corresponding period. The Pacific Brands business,

114

which was sold in November 2001, recorded an Operating EBITA of $52.4 million (US$27.4 million) compared with $48.6 million for the similar period last year.

In the opinion of the Directors, other than as referred to in this Report, there were no significant changes in the state of affairs of the Group.

EVENTS AFTER BALANCE DATE

Since the end of the financial year, there have been no matters or circumstances that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent financial years.

LIKELY DEVELOPMENTS

Certain likely developments in the operations of the Group, and the expected results of those operations, in financial years subsequent to the financial year ended 30 June 2002, are referred to above as well as in the Chairman's Comment and in the Chief Executive Officer's Report sections of this Report. In the opinion of the Directors, it would be likely to result in unreasonable prejudice to the Group if further information were to be included.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Board's Nominations, Remuneration and Evaluation Committee is responsible for reviewing the remuneration policies and practices of the Company, including the compensation arrangements for Executive Directors and senior management, the Company's superannuation arrangements and, within the aggregate amount approved by shareholders, the fees for Non-executive Directors. This role also includes responsibility for the Company's employee share and option plans. Executive and senior management performance review and succession planning are matters referred to, and considered by, the Committee.

The Nominations, Remuneration and Evaluation Committee has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors –As indicated above, within the aggregate amount approved by shareholders, the fees of the Chairman and Non-executive Directors are set at levels which represent the responsibilities of, and the time commitments provided by, those Directors in discharging their duties. In total, fees paid to the Directors have not increased since 1994. As indicated above, each Non-executive Director is required to reinvest a minimum of 10 per cent of his or her annual gross fee in acquiring shares in the Company, pursuant to the Company's Non-executive Directors' Share Plan, details of which shares are set out on page 28.

Senior executives – Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives may incorporate both short- and long-term performance-based components.

Short-term performance-based components include entitlements to bonus payments. The Company proposes to introduce in 2002 a new stock incentive plan for continuing executives. Shareholder approval will be sought at the 2002 Annual General Meeting for the grant of options to the Managing Director under the new incentive plan. Long-term performance-based components may include equity participation through this stock incentive plan.

The Company's existing share option plan is closed to new participants. During the financial year, no options over unissued shares were issued, nor have any options been granted since the end of the financial year, nor exercised at the date of this Report.

The table on the following page sets out the remuneration provided to the Directors and the most highly remunerated officers of the Company and the Group (including those based overseas) for the financial year. All values are A$ unless otherwise stated.

INDEMNITY

The Company has entered into Deeds of Access, Indemnity and Insurance with Dr E D Tweddell, Ms S C H Kay and Messrs P L Barnes, A B Daniels, H J Elliott, S P Gold, I E Webber and M J McConnell (alternate Director for Mr Gold), as foreshadowed in the notice for the General Meeting of shareholders held on 12 April 2002 and following receipt of shareholder approval to the new Constitution at that meeting. A Deed in the same form was entered into with Mr Boon following his appointment as Managing Director.

No other Director or Officer of the Company has received the benefit of an indemnity from the Company during or since the end of the year, except that rule 61 of the Company's Constitution also provides an indemnity in favour of officers (including the Directors and Company Secretary) of the Company against liabilities incurred while acting as such officers to persons (excluding Group companies) to the extent permitted by law. In accordance with the powers set out in the Constitution, the Company maintains a Directors' and Officers' insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

ROUNDING

Ansell Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 (as in force on 30 June 2002) and, unless otherwise shown, amounts in this Report have been rounded off to the nearest one hundred thousand dollars.

115.

	Fixed Remuneration[a] $	Fees[b] $	Incentives[c] $	Superannuation Contributions[d] $	Total $
NON-EXECUTIVE DIRECTORS – CONTINUING					
E D Tweddell[e] [f] Chairman	173,021	114,240		8,803	296,064
P L Barnes[e]		44,976		3,598	48,574
H J Elliott		62,815		5,025	67,840
S P Gold[e] [g]		41,014		3,281	44,295
S C H Kay		67,536		5,403	72,939
NON-EXECUTIVE DIRECTORS – FORMER					
J T Ralph[h]		86,990[i]		6,007	92,997
A B Daniels[j] [k]	360,000	73,370		8,803	442,173
N A D'Aquino[l]		16,565		1,325	17,890
R J McLean[m]		4,993		399	5,392
I E Webber[j]		46,690		3,735	50,425
MANAGING DIRECTOR AND OFFICERS[t] OF THE COMPANY AND THE GROUP					
H Boon[n] [u] Managing Director	(US$) 621,599		(US$) 74,552	(US$) 152,635[o]	(US$) 848,786
P Corke[p] [u]	(US$) 221,204		(US$) 44,160	(US$) 16,800[o]	(US$) 282,164
P R Gay[q]	1,640,293			45,321	1,685,614
R P Hulstrom[q]	523,693			21,055	544,748
P R Moore[r]	256,571		702,500[s]	47,175	1,006,246
W G Reilly[p] [u]	(US$) 211,200		(US$) 41,000	(US$) 17,500[o]	(US$) 269,700
I D Veal[q]	1,537,196			28,193	1,565,389

[a] Comprises the cost to the Company of cash salary, non-cash benefits, such as motor vehicles, housing loans and home office expenses, and expatriate assignment costs.
[b] Includes fees in connection with Board and Board Committee responsibilities.
[c] Performance-based payment.
[d] Includes for Australian-based Officers, and one US-based Officer, an imputed notional contribution calculated at an actuarial rate, and in the case of Directors, at the rate that would satisfy Superannuation Guarantee requirements. No amounts were required to be paid to the Australian superannuation fund in respect of the year ended 30 June 2002 upon advice of the Trustee. The notional contribution amounts do not form part of the remuneration of Directors and executives set out in Note 28 to the Financial Statements.
[e] Appointed 26 October 2001.
[f] Includes remuneration for extra services related to the strategic review of Ansell Healthcare and the resolution of matters carried over from the Pacific Dunlop Limited structure.
[g] Mr M J McConnell was appointed alternate director for Mr Gold on 26 October 2001. In accordance with the Company's constitution, Mr McConnell receives no separate emoluments from the Company for acting as Mr Gold's alternate.
[h] Retired 30 November 2001.
[i] Includes provision of a vehicle.
[j] Retired 20 March 2002.
[k] Includes remuneration paid for extra services as Acting Chief Executive Officer for the period to 31 December 2001.
[l] Retired 30 September 2001.
[m] Retired 27 July 2001.
[n] US-based Officer. Appointed Chief Executive Officer on 12 April 2002, and Managing Director on 30 April 2002.
[o] Includes contributions to US non-qualified pension or benefit plan.
[p] US-based Officers.
[q] Ceased employment during year. Payments include statutory and previously negotiated contractual amounts due on termination of employment, including accumulated annual leave and long service leave.
[r] Ceased employment with the Group during year upon the sale of the Pacific Brands business.
[s] Includes retention incentive relating to sale of business.
[t] The officers included in this disclosure are those executives having, during the year, the greatest authority for managing the Group. Other executives who have not had such authority may have received remuneration at a level in excess of that shown for the executives named above.
[u] US-based Officers are paid in US$. The average exchange rate for the period as set out in the financial statements is US$0.52214 = A$1.00

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

E D Tweddell
Director

H Boon
Director

Dated in Melbourne this 3rd day of September 2002

116

Discussion and Analysis of the Financial Statements

The following discussion and analysis is provided to assist members in understanding the concise financial report.

Translation of amounts from Australian dollars into US dollars have been made for the convenience of the reader at the rates set out in the financial statements.

STATEMENT OF FINANCIAL PERFORMANCE

Total revenue in 2001/2002 of $3,190.4 million (US$1,665.8 million) included other revenue of $939.7 million (US$490.7 million) which related to proceeds from the sale of businesses.

Sales revenue in 2001/2002 was $2,222.8 million (US$1,160.7 million) compared with $4,156.8 million in 2000/2001. Sales revenue was lower as a result of the divestiture of the Pacific Automotive business in September 2001 and Pacific Brands business in November 2001.

Sales from continuing Ansell Healthcare operations (Occupational, Professional, and Consumer Divisions) of $1,414.2 million (US$738.5 million) increased marginally over the previous year, with improvements in both the Professional and Consumer divisions, offset by lower sales recorded in Occupational.

Operating EBITA from continuing operations, increased by $19.7 million (US$10.3 million) or 17.2 per cent reflecting substantial improvement in the Professional Division (31.3%), a solid improvement in the Consumer Division (10.8%), with a reduction in the Occupational Division of 16.5 per cent, reflecting the industrial downturn worldwide.

Discontinued businesses which predominantly consisted of the operations of Pacific Automotive and Pacific Brands contributed EBITA of $61.0 million (US$31.9 million). The net gain on sale of entities and businesses contributed $25.7 million (US$13.4 million).

The Group continued its rationalisation and restructuring programmes, with the closure of certain manufacturing plants, predominantly in the USA and the transfer of production to Malaysia and Mexico. The programme that commenced in the previous year, saw an additional element added, with the announced closure of the manufacturing facility at Troy in the USA. This resulted in a $63.1 million (US$32.9 million) write-down in the first half.

A review of the carrying value of all assets resulted in the write-down of all amounts owing by and shares held in Exide Technologies of the USA. This company, which had previously purchased the GNB Battery operations, was placed in Chapter 11, the reorganisation chapter of the US Bankruptcy Code on 15 April 2002, causing a $99.9 million (US$52.2 million) write-down.

Income tax expense for the year was $55.8 million (US$29.1 million), a reduction of $134.1 million (US$70.0 million) on the previous year's $189.9 million. The current year expense included the write-off of tax balances attributable to the Australian operations of $15.2 million (US$7.9 million), compared to $158.5 million in the previous year.

The net loss after income tax attributable to shareholders for the year was $115.8 million (US$60.5 million) compared to a loss of $139.4 million in 2000/2001.

As detailed in the Industry Segments Report on a geographic basis, sales revenues from continuing Ansell Healthcare operations changed only marginally on the previous year, while operating EBITA saw a strong increase in the European region. Approximately 90 per cent of Ansell Healthcare sales revenues are derived outside of the Australia/S.E. Asia region.

STATEMENT OF FINANCIAL POSITION

The Group's total assets reduced during the year predominantly due to asset write-downs and the sale of businesses from $3,476.2 million to $1,832.7 million (US$1,037.4 million). This was accompanied by a reduction in total liabilities from $2,410.0 million to $956.7 million (US$541.5 million) as a result of these sales and the repayment of debt from the proceeds.

STATEMENT OF CASH FLOWS

The sale of businesses during the year resulted in a reduction in net cash provided by operating activities from $226.6 million in 2000/2001 to $113.1 million (US$64.0 million) in 2001/2002. Net cash provided by operating activities included $82.7 million (US$46.9 million) of payments related to non-recurring activities, compared with $54.5 million in the previous year. Restructuring payments were the major component of these non-recurring payments.

The current year did, however, see net cash provided by investing activities of $874.5 million (US$495.0 million) up by $245.8 million (US$139.1 million) on the previous year. Capital expenditure was down from $76.0 million to $34.3 million (US$19.4 million) due to the Group's smaller size.

Net debt reduction was significant in the current year falling from $1,299.8 million in 2000/2001 to $365.6 million (US$206.9 million) at the end of 2001/2002. This occurred as a result of business sale proceeds of $936.4 million (US$530.0 million) being applied to debt reduction. Debt reduction was further assisted by the strong Australian dollar, which reduced borrowings by $41.0 million (US$23.2 million), offset by the impact of dividend payments and net interest and borrowing costs.

117

Discussion and Analysis of the Financial Statements continued

The reduced net debt improved balance sheet ratios for the Group, with Net Debt to Equity falling from 121.9 per cent last year to 41.8 per cent. Net Liabilities to Equity decreased from 196.9 per cent to 79.7 per cent.

Group borrowings are significantly US dollar based, reflecting the major currency of the foreign investments of the Group. The Group does not have a programme to hedge foreign assets, but aligns the currency of the Group's borrowings to the currency of the Group's assets and underlying cash flows.

Over the year cash reserves reduced from $310.9 million to $258.5 million (US$146.3 million) at 30 June 2002. In addition, the Group holds restricted deposits of $18.4 million (US$10.4 million), down from the previous year's $27.0 million, which have been set aside to cover the provisions established to address any remaining liability to members of the Group to claims arising with respect to the Accufix Pacing Lead.

INTEREST COSTS

The Group's borrowing portfolio at 30 June 2002, had an average maturity of 949 days (previous year 829 days), was 83.4 per cent fixed and 16.6 per cent floating, with an average interest duration of 711 days, compared to the previous year's 110 days. The average cost of debt for 2002 was 5.63 per cent, down from the previous year's level of 6.76 per cent.

Net interest expense and borrowing costs for the year were $54.7 million (US$28.6 million) compared to the previous year's $99.4 million. This fall was due to the reduction in net debt, lower interest rates and a stronger Australian dollar.

The Group completed a US$100 million three-year Revolving Credit Facility with four core banks in January 2002, with a 3-year term. This facility remains unused and together with the substantial cash on deposit, means the Group has strong financial flexibility and liquidity.

RATINGS

The Group's ratings are as follows:

	LONG TERM	OUTLOOK	SHORT TERM
Moody's	Ba2	Negative	Not Prime
Standard & Poor's	BB+	Negative	B

The current ratings from both rating organisations were announced in August 2001 and were reviewed subsequent to the half-year profit announcement in February 2002.

WORKING CAPITAL

Substantial progress was made on improving working capital during the year. Ansell Healthcare's working capital to sales ratio in 2001/2002 was 21.9 per cent an improvement on the 2000/2001 ratio of 26.4 per cent. This is comprised of the following:

	2002	2001
Inventory to Sales (%)	16.7	20.4
Debtors to Sales (%)	16.5	17.3
Creditors to Sales (%)	11.3	11.3

CAPITAL EXPENDITURE

Capital expenditure totalled $34.3 million (US$19.4 million) for the year, down on the previous year's $76 million.

Capital expenditure in relation to continuing businesses was $22.3 million (US$12.6 million) down from the 2001 level of $26.9 million.

DEPRECIATION (INCLUDING AMORTISATION OF LEASED ASSETS)	2002 $M	2002 US$M	2001 $M
Group	53	28	95
Continuing Operations	42	22	43

FACTORIES BY REGION – ANSELL HEALTHCARE	2002	2001
Australia & S.E. Asia	9	9
Americas	7	7
Europe	1	1
TOTAL	17	17

ASSETS EMPLOYED BY REGION – ANSELL HEALTHCARE	2002 %	2001 %
Australia & S.E. Asia	35	32
Americas	43	51
Europe	22	17

118

Statement of Financial Performance

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2002

		CONSOLIDATED		
	NOTES	2002 $M	2002 US$M (a)	2001 $M
REVENUE				
Total revenue	4	3,190.4	1,665.8	5,267.3
EXPENSES				
Cost of goods sold		1,493.3	779.7	2,895.4
Selling, distribution and administrative		587.1	306.5	1,136.3
Write-down of assets		176.5	92.2	97.7
Net assets of businesses disposed		922.4	481.6	895.2
TOTAL EXPENSES, EXCLUDING BORROWING COSTS		3,179.3	1,660.0	5,024.6
Borrowing costs		70.2	36.7	144.3
Share of net gain/(loss) of associates' and joint venture entities		1.9	1.0	(44.3)
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	5	(57.2)	(29.9)	54.1
Income tax expense attributable to ordinary activities	6	55.8	29.1	189.9
NET LOSS FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(113.0)	(59.0)	(135.8)
Outside equity interests in net loss after income tax		2.8	1.5	3.6
NET LOSS AFTER INCOME TAX ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS		(115.8)	(60.5)	(139.4)
NON-OWNER TRANSACTION CHANGES IN EQUITY				
Decrease in asset revaluation reserve		-	-	(14.1)
Net exchange difference on translation of financial statements of self-sustaining foreign operations		(69.6)	(36.3)	(73.0)
Total valuation adjustments attributable to Ansell Limited shareholders recognised directly in equity		(69.6)	(36.3)	(87.1)
TOTAL CHANGES IN EQUITY FROM NON-OWNER RELATED TRANSACTIONS ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	9	(185.4)	(96.8)	(226.5)

	CENTS	CENTS	CENTS
Earnings per share is based on Net Loss after income tax attributable to Ansell Limited shareholders(b)			
Basic earnings per share	(61.9)	(32.3)	(71.8)
Diluted earnings per share	(61.7)	(32.2)	(71.4)

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Performance for the convenience of the reader at US$0.52214 = A$1, being the average of the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 month period June 2001 to June 2002.

(b) Effective 12 April 2002, Ansell Limited reduced the number of ordinary shares and exercisable options on issue by means of a 1 for 5 share consolidation, which received shareholder approval at an Extraordinary General Meeting held on 12 April 2002. Basic and diluted EPS for the current year, and prior year comparatives, take into effect this share consolidation.

The above statement of financial performance should be read in conjunction with the discussion and analysis on pages 35 and 36 and the notes to the financial statements set out on pages 42 to 45.

Statement of Financial Position

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES AS AT 30 JUNE 2002

	NOTES	CONSOLIDATED 2002 $M	2002 US$M (a)	2001 $M
CURRENT ASSETS				
Cash		258.5	146.3	310.9
Cash – restricted deposits		18.4	10.4	27.0
Receivables		293.7	166.2	643.8
Inventories		235.1	133.2	794.3
Prepayments		15.8	8.9	27.4
TOTAL CURRENT ASSETS		821.5	465.0	1,803.4
NON-CURRENT ASSETS				
Receivables		66.7	37.8	92.0
Investments in associates and partnerships (equity accounted)		13.3	7.5	14.6
Other financial assets		145.8	82.5	212.0
Property, plant and equipment		332.5	188.2	669.9
Intangibles		403.2	228.2	556.5
Deferred tax assets		49.7	28.2	106.8
Other		–	–	21.0
TOTAL NON-CURRENT ASSETS		1,011.2	572.4	1,672.8
TOTAL ASSETS		1,832.7	1,037.4	3,476.2
CURRENT LIABILITIES				
Payables		192.7	109.1	420.9
Interest bearing liabilities		107.6	60.9	748.8
Provisions		85.4	48.3	264.4
Current tax liabilities		1.9	1.1	10.5
Other		1.2	0.7	5.2
TOTAL CURRENT LIABILITIES		388.8	220.1	1,449.8
NON-CURRENT LIABILITIES				
Payables		3.7	2.1	5.1
Interest bearing liabilities		516.5	292.4	861.9
Provisions		23.3	13.1	54.9
Deferred tax liabilities		24.4	13.8	22.1
Other		–	–	16.2
TOTAL NON-CURRENT LIABILITIES		567.9	321.4	960.2
TOTAL LIABILITIES		956.7	541.5	2,410.0
NET ASSETS		876.0	495.9	1,066.2
EQUITY				
Contributed equity		1,455.5	823.9	1,454.3
Reserves		(176.2)	(99.7)	(118.0)
Accumulated losses	8	(417.0)	(236.0)	(289.9)
Total equity attributable to Ansell Limited shareholders		862.3	488.2	1,046.4
Outside equity interests		13.7	7.7	19.8
TOTAL EQUITY	9	876.0	495.9	1,066.2

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Financial Position for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 28 June 2002, at US$0.56605 = A$1.

The above statement of financial position should be read in conjunction with the discussion and analysis on pages 35 and 36 and the notes to the financial statements set out on pages 42 to 45.

120

Statement of Cash Flows

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2002

	CONSOLIDATED		
	2002 $M	2002 US$M [a]	2001 $M
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
Receipts from customers (excluding non-recurring and Accufix Research Institute)	2,356.5	1,333.9	4,404.8
Payments to suppliers and employees (excluding non-recurring and Accufix Research Institute)	(2,124.8)	(1,202.7)	(4,090.4)
Net receipts from customers (excluding non-recurring and Accufix Research Institute)	231.7	131.2	314.4
Income taxes paid	(25.5)	(14.4)	(34.7)
Dividends received	0.3	0.2	0.1
Net cash provided by Operating Activities (excluding non-recurring and Accufix Research Institute)	206.5	117.0	279.8
Non-recurring payments to suppliers and employees	(82.7)	(46.9)	(54.5)
Payments to suppliers and employees net of customer receipts (Accufix Research Institute)	(10.7)	(6.1)	(24.3)
Amounts refunded from Accufix Settlement Funds (United States) by the Court	–	–	25.6
NET CASH PROVIDED BY OPERATING ACTIVITIES	113.1	64.0	226.6
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
Payments for businesses, net of cash acquired	(40.9)	(23.2)	(94.3)
Payments for property, plant and equipment	(34.3)	(19.4)	(76.0)
Payments for brand names/trademarks	–	–	(0.5)
Proceeds from sale of businesses, net of cash disposed	936.4	530.0	906.8
Proceeds from sale of plant and equipment in the ordinary course of business	12.1	6.9	15.1
Loans (made)/repaid	1.2	0.7	(63.1)
Proceeds from sale of other investments	–	–	0.8
Payments for other investments	–	–	(60.1)
NET CASH PROVIDED BY INVESTING ACTIVITIES	874.5	495.0	628.7
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
Proceeds from borrowings	737.0	417.2	10,093.6
Repayment of borrowings	(1,673.9)	(947.5)	(11,307.5)
Net repayments of borrowings	(936.9)	(530.3)	(1,213.9)
Proceeds from issue of shares	1.2	0.7	2.5
Payments for share buy-back	–	–	(165.4)
Lease payments	–	–	(0.5)
Dividends paid	(48.3)	(27.3)	(108.5)
Interest received	13.1	7.4	44.6
Interest and borrowing costs paid	(70.2)	(39.7)	(144.7)
NET CASH USED IN FINANCING ACTIVITIES	(1,041.1)	(589.2)	(1,585.9)
NET DECREASE IN CASH HELD	(53.5)	(30.2)	(730.6)
Cash at the beginning of the financial year	328.4	185.9	1,019.8
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the financial year	(12.6)	(7.1)	39.2
CASH AT THE END OF THE FINANCIAL YEAR	262.3	148.6	328.4

(a) Translation of amounts from Australian dollars to US dollars has been made throughout the Consolidated Statement of Cash Flows for the convenience of the reader at the 10.00 am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 28 June 2002, at US$0.56605 = A$1.

The above statement of cash flows should be read in conjunction with the discussion and analysis on pages 35 and 36 and the notes to the financial statements set out on pages 42 to 45.

121

Industry Segments

CONCISE FINANCIAL REPORT OF ANSELL LIMITED AND CONTROLLED ENTITIES FOR THE YEAR ENDED 30 JUNE 2002

	OPERATING REVENUE			OPERATING RESULT		
	2002 $M	2002 US$M [1]	2001 $M	2002 $M	2002 US$M [1]	2001 $M
INDUSTRY						
ANSELL HEALTHCARE						
Occupational Healthcare	640.2	334.3	651.0	37.0	19.3	44.3
Professional Healthcare	546.9	285.6	544.9	92.7	48.4	70.6
Consumer Healthcare	227.1	118.6	216.3	32.6	17.0	29.4
TOTAL ANSELL HEALTHCARE	1,414.2	738.5	1,412.2	162.3	84.7	144.3
Unallocated Items	27.9	14.4	60.6	(27.7)	(14.5)	(29.4)
				134.6	70.2	114.9
AUTOMOTIVE						
South Pacific Tyres JV Share [3]						(29.7)
DISCONTINUED BUSINESSES						
Trading	808.6	422.2	2,744.6	61.0	31.9	162.6
Operating EBITA				195.6	102.1	247.8
NON-RECURRING						
DISCONTINUED BUSINESSES						
Proceeds/Net gain on sale of Controlled Entities and Businesses	939.7	490.7	1,049.9	25.7	13.4	155.2
RATIONALISATION/RESTRUCTURING						
Ansell Healthcare				(11.6)	(6.1)	(60.2)
Engineered Products						(27.4)
Tyres						(16.2)
Other				(6.5)	(3.4)	(7.2)
WRITE-DOWN OF ASSETS						
Ansell Healthcare				(63.1)	(32.9)	
Exide				(99.9)	(52.2)	
Other				(13.5)	(7.0)	(97.7)
				26.7	13.9	194.3
Goodwill amortisation				(29.2)	(15.2)	(40.8)
EARNINGS BEFORE NET INTEREST AND TAX (EBIT)				(2.5)	(1.3)	153.5
Net Interest, including Borrowing Costs				(54.7)	(28.6)	(99.4)
Operating Profit before Tax				(57.2)	(29.9)	54.1
Income Tax Expense				(55.8)	(29.1)	(189.9)
Outside Equity Interests				(2.8)	(1.5)	(3.6)
TOTAL CONSOLIDATED	3,190.4	1,665.8	5,267.3	(115.8)	(60.5)	(139.4)
REGIONS						
Australia & S.E. Asia	170.7	89.1	160.5	32.9	17.2	30.7
America	799.5	417.6	813.0	99.1	51.7	98.7
Europe	444.0	231.8	438.7	30.3	15.8	14.9
	1,414.2	738.5	1,412.2	162.3	84.7	144.3

	ASSETS EMPLOYED			LIABILITIES		
	2002 $M	2002 US$M (2)	2001 $M	2002 $M	2002 US$M (2)	2001 $M
INDUSTRY						
ANSELL HEALTHCARE						
Occupational Healthcare	376.0	212.8	512.6	124.7	70.6	117.3
Professional Healthcare	404.3	228.9	457.8	114.3	64.7	96.9
Consumer Healthcare	140.8	79.7	160.0	54.6	30.9	57.5
TOTAL ANSELL HEALTHCARE	921.1	521.4	1,130.4	293.6	166.2	271.7
Unallocated Items	49.0	27.8	157.5	622.2	352.1	1,716.8
AUTOMOTIVE						
South Pacific Tyres Investment	136.5	77.3	134.2			
DISCONTINUED BUSINESSES	46.0	26.0	1,159.7	40.9	23.2	421.5
Goodwill and Brand names	403.2	228.2	556.5			
Cash	276.9	156.7	337.9			
TOTAL CONSOLIDATED	1,832.7	1,037.4	3,476.2	956.7	541.5	2,410.0
REGIONS						
Australia & S.E. Asia	318.4	180.2	359.4	83.0	47.0	80.6
America	398.6	225.7	572.0	181.9	103.0	165.8
Europe	204.1	115.5	199.0	28.7	16.2	25.3
	921.1	521.4	1,130.4	293.6	166.2	271.7

Prior year comparatives have been adjusted for reclassification of former Industry Segment businesses which have been sold or abandoned and hence classified as Discontinued Businesses.

(1) Translation of amounts from Australian dollars into US dollars for Operating Revenue and Operating Result have been made for the convenience of the reader at US$ 0.52214 = A$1, being the average of the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters on the last working day of the month for the 13 months period June 2001 to June 2002.

(2) Translation of amounts from Australian dollars into US dollars for Assets Employed and Liabilities have been made for the convenience of the reader at the 10.00am mid buy/sell rate for Australian dollars as quoted by Reuters, on Friday 28 June 2002, at US$ 0.56605 = A$1.

(3) Effective 1 July 2001 Ansell Limited discontinued equity accounting for the interest in the South Pacific Tyres operation. (Refer Note 2 – Change in Accounting Policy)

The above industry segments report should be read in conjunction with the discussion and analysis on pages 35 and 36 and the notes to the financial statements set out on pages 42 to 45.

123

Notes to the Financial Statements

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. CHANGE IN ACCOUNTING POLICY

ACCOUNTING FOR INTEREST IN PARTNERSHIP

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in the South Pacific Tyres partnership pursuant to an agreement with Goodyear Tyres Pty Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in the South Pacific Tyres partnership. The consolidated entity's interest in the South Pacific Tyres partnership is carried as an investment.

ACCOUNTING FOR INTEREST IN ASSOCIATED COMPANIES

Effective 1 July 2001, the consolidated entity discontinued equity accounting for its interest in South Pacific Tyres N.Z. Ltd pursuant to an agreement with Goodyear New Zealand Ltd which contains put and call options which provide the consolidated entity with an actionable exit strategy in respect of the investment in South Pacific Tyres N.Z. Ltd. The consolidated entity's interest in South Pacific Tyres N.Z. Ltd is carried as an investment.

3. RECLASSIFICATION OF FINANCIAL INFORMATION

INVESTMENTS IN PARTNERSHIPS

As a result of the change in the accounting treatment of the consolidated entity's interest in the South Pacific Tyres partnership (refer Note 2 – 'Change in Accounting Policy'), the investment in the South Pacific Tyres partnership has been reclassified from 'Investments in associates and partnerships (equity accounted)' to 'Other financial assets' in the Statement of Financial Position.

INVESTMENTS IN ASSOCIATED COMPANIES

As a result of the change in the accounting treatment of the consolidated entity's interest in South Pacific Tyres N.Z. Ltd (refer Note 2 – 'Change in Accounting Policy'), the investment in South Pacific Tyres N.Z. Ltd has been reclassified from 'Investments in associates and partnerships (equity accounted)' to 'Other financial assets' in the Statement of Financial Position.

	CONSOLIDATED 2002 $M	2001 $M
4. TOTAL REVENUE		
REVENUE FROM THE SALE OF GOODS	2,222.8	4,156.8
REVENUES FROM OTHER OPERATING ACTIVITIES		
DIVIDEND INCOME		
From shares in other companies	0.3	0.6
INTEREST RECEIVED OR DUE AND RECEIVABLE		
From related parties	2.5	0.8
From others	13.0	44.1
TOTAL REVENUE FROM OTHER OPERATING ACTIVITIES	15.8	45.5
REVENUE FROM OUTSIDE OPERATING ACTIVITIES		
Proceeds from the Sale of Non-Current Assets	12.1	15.1
Proceeds Received from the Sale of Businesses and Investments	939.7	1,049.9
TOTAL REVENUE FROM OUTSIDE OPERATING ACTIVITIES	951.8	1,065.0
TOTAL REVENUE	3,190.4	5,267.3

	CONSOLIDATED 2002 $M	2001 $M
5. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		
Write-down of Exide receivable/investment	(99.9)	-
Write-down of Ansell Healthcare fixed assets	(63.1)	-
Net gain on sale of controlled entities and businesses*	25.7	155.2
Write down of Pacific Automotive assets	-	(97.7)
Ansell Healthcare restructure	-	(60.2)
Engineered Products restructure	-	(27.4)

*Includes additional gain on finalisation of the sale of Pacific Brands in the second half of the year ended 30 June 2002.

	CONSOLIDATED 2002 $M	2001 $M
6. INCOME TAX EXPENSE ATTRIBUTABLE TO ORDINARY ACTIVITIES		
INDIVIDUALLY SIGNIFICANT INCOME TAX ITEMS INCLUDED IN INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		
Write off of tax balances attributable to Australian operations	15.2	158.5

	THE COMPANY 2002 $M	2001 $M
7. DIVIDENDS PAID OR DECLARED		
Dividends paid or declared by the Company are:		
(a) no interim dividend has been declared by the Directors (2001 – 5 cents, unfranked)	-	46.6
(b) no final dividend has been declared by the Directors (2001 – Nil)	-	-
TOTAL DIVIDENDS PAID OR DECLARED	-	46.6

DIVIDEND FRANKING ACCOUNT

The balance of available franking credits in the franking account as at 30 June 2002 was Nil (2001 – Nil).

	CONSOLIDATED 2002 $M	2001 $M
8. ACCUMULATED LOSSES		
Accumulated losses at the beginning of the financial year	(289.9)	(103.6)
Transfer to reserves	(11.4)	(0.3)
Net loss after income tax attributable to Ansell Limited shareholders	(115.8)	(139.4)
Dividends	-	(46.6)
Overprovision of prior year dividend	0.1	-
ACCUMULATED LOSSES AT THE END OF THE FINANCIAL YEAR	(417.0)	(289.9)
9. TOTAL EQUITY RECONCILIATION		
Total equity at the beginning of the financial year	1,066.2	1,499.9
Total changes in equity from non-owner related transactions attributable to Ansell Limited shareholders	(185.4)	(226.5)
Transactions with owners as owners:		
Contributions of equity	1.2	2.5
Share buy-back	-	(165.4)
Dividends	0.1	(46.6)
Total changes in outside equity interest	(6.1)	2.3
TOTAL EQUITY AT THE END OF THE FINANCIAL YEAR	876.0	1,066.2

125

10. NOTES TO THE INDUSTRY SEGMENTS REPORT

(A) OPERATING REVENUE

The Operating Revenue of Discontinued Businesses represents the external sales to the date of disposal and the cash received from the sale of such businesses (net of disposal costs).

(B) UNALLOCATED REVENUE AND COSTS

Represents costs of Corporate Head Office, costs of Ansell Healthcare's Corporate Head office and non-sales revenue.

(C) TAX

Includes the write off of tax balances attributable to Australian operations of $15.2 million and tax attributable to Discontinued Businesses.

(D) CASH

Represents Cash of Ansell Healthcare and Corporate.

(E) INTER-SEGMENT TRANSACTIONS

Operating Revenue is shown net of inter-segment values. Accordingly, the Operating revenues shown in each segment reflect only the external sales made by that segment. The only significant inter-segment sales were made by Australia and S.E. Asia – $304.9 million (2001 – $303.8 million) and America – $188.3 million (2001 – $220.6 million).

(F) INDUSTRY SEGMENTS

The consolidated entity comprises the following main business segments:

- Occupational Healthcare – manufacture and sale of occupational health and safety gloves.
- Professional Healthcare – manufacture and sale of medical, surgical and examination gloves for hand barrier protection and infection control.
- Consumer Healthcare – manufacture and sale of condoms, household gloves and other personal products.
- Discontinued Businesses – represents former Industry Segment businesses which have been sold or abandoned.

(G) REGIONS

The allocation of Operating Revenue and Operating Results reflect the geographical regions in which the products are sold to external customers. Assets Employed are allocated to the geographical regions in which the assets are located.

- Australia & S.E. Asia – manufacturing facilities in 4 countries and sales activities.
- America – manufacturing facilities in USA and Mexico and significant sales activities.
- Europe – principally a sales region with one manufacturing facility in the UK.

	2002 $M	2001 $M
(H) SEGMENT CAPITAL EXPENDITURE (INCLUDING FINANCE LEASES)		
Occupational Healthcare	6.7	9.0
Professional Healthcare	12.7	7.7
Consumer Healthcare	1.5	4.4
Discontinued Businesses	12.0	38.8
(I) REGION CAPITAL EXPENDITURE (INCLUDING FINANCE LEASES)		
Australia & S.E. Asia	13.5	12.7
America	5.3	7.1
Europe	2.0	1.4

	2002 $M	2001 $M
(J) SEGMENT DEPRECIATION (INCLUDING AMORTISATION OF FINANCE LEASES)		
Occupational Healthcare	15.7	16.7
Professional Healthcare	18.8	18.9
Consumer Healthcare	5.6	5.7
Discontinued Businesses	11.1	52.1
(K) SEGMENT OTHER NON CASH EXPENSES (EXCLUDING PROVISION FOR RATIONALISATION AND WRITE-DOWN OF ASSETS SEPARATELY DISCLOSED)		
Occupational Healthcare	8.9	7.9
Professional Healthcare	1.9	6.4
Consumer Healthcare	5.1	1.9
Discontinued Businesses	14.8	49.7

11. CONTINGENT LIABILITIES

INDEMNITIES AND GUARANTEES

The Company has entered into Deeds of Indemnity with each of the Directors of the Company and has previously entered into Deeds of Indemnity with certain officers of controlled entities, in relation to liabilities that they may incur (other than to Group companies) as Directors of the Company and Directors of certain controlled entities respectively, to the extent permitted by law and the Company's Constitution.

Ansell Limited has also guaranteed the performance of certain wholly-owned controlled entities which have negative shareholders' funds.

At this time, no liabilities the subject of any such indemnity have been identified and, accordingly, it is not possible to quantify any financial obligation of the consolidated entity under these indemnities and of the Company pursuant to its guarantee.

ACCUFIX LITIGATION

Claims have been made against Accufix Research Institute, Inc. (formerly TPLC Inc.) ('ARI'), certain other wholly-owned controlled entities of Ansell Limited and, in some instances, Ansell Limited (then Pacific Dunlop Limited) relating to the Accufix Pacing leads manufactured by ARI which were withdrawn in late 1994 (the 'Accufix Pacing Leads').

All lawsuits in relation to the Accufix Pacing Leads had been resolved by 30 June 2002, save for:

- two lawsuits in France: one involving the claims of 19 plaintiffs and the 16 subrogated insurers' claims and a second lawsuit recently initiated by three individual claimants; and
- any claims to be subsequently made by any of the 150 persons who opted out of the class settlement in the United States mentioned below.

The US District Court approved the settlement of all previous claims relating to the Accufix Pacing Leads in the US on 8 March 2001. That approval is now binding on the Defendants and all persons entitled who elected to participate in the settlement (and their families). Now only the 150 persons who chose not to participate in the settlement may bring lawsuits in the US in respect of the Accufix Pacing Lead. As of 30 June 2002 none of the 150 persons had done so.

The settlement in the United States requiring payments totalling US$62.4 million (consisting of a fund established for the benefit of persons entitled to the settlement, and a fund for the benefit of persons who opted out of the settlement),

1261

and the sums required for the earlier settlements in Australia and elsewhere in the world, were fully covered by the provisions made in the financial statements for the year ending 30 June 1998. The balance of these provisions as at 30 June 2002 (approximately $18.6 million) represents the balance of cash held by ARI and its related companies, and is considered adequate to address any remaining liability of members of the Ansell Group to claims made by individuals with respect to the manufacture of the Accufix Pacing Lead.

ENCOR LEAD LITIGATION

In 1997, a putative class action lawsuit was filed in the United States District Court for the Eastern District of California, against ARI and affiliates, including Ansell Limited (then Pacific Dunlop Limited), on behalf of all United States implantees of certain Encor bipolar Telectronics passive fixation atrial 'J' pacemaker leads manufactured by ARI ('Encor Pacing Leads'). The Court in Sacramento denied the plaintiffs' application for class certification on 3 May 1999.

On 11 June 2002, the parties filed a stipulation of dismissal with prejudice for this action and the plaintiffs' claim has been compromised and released. This matter is now concluded.

LATEX ALLERGY LITIGATION

Ansell Healthcare Products Inc., Ansell Protective Products Inc., Ansell Limited (formerly Pacific Dunlop Limited) and other Group companies (collectively 'the Ansell Defendants') (along with a wide variety of manufacturers and distributors of natural rubber latex gloves), are defendants in lawsuits filed in the United States since 1996 on behalf of individuals alleging wrongful death, personal injuries and lost wages as a result of their exposure to natural rubber latex gloves. The lawsuits claim that the Ansell Defendants and other manufacturers of natural rubber latex gloves, were negligent in the design and manufacture of the gloves and failed to give adequate warnings of the possibility of allergic reactions.

As of 30 June 2002, there were approximately 367 such cases pending against one or more of the Ansell Defendants, representing some 50 per cent of cases filed against all defendants. Of these cases 271 have been consolidated for discovery pursuant to the rules on multi-district litigation before the US District Court for the Eastern District of Pennsylvania. The remaining 96 cases are spread through state courts in 45 states, with the greatest concentration in New York (20 cases).

The Company remains a defendant in one Australian case and one case in the United States. Since the inception of this litigation in 1996, the Ansell Defendants have been dismissed as defendants from approximately 112 cases in the United States.

With this pattern of dismissal and with the complications, case by case, caused by the multiplicity of defendants and the difficulties of determining whose natural rubber latex gloves were utilised by particular plaintiffs, it is not possible to predict which, if any, of the cases they currently face, the Ansell Defendants will have to defend at trial. In those circumstances the liability of the Ansell Defendants, if any, in relation to these claims cannot be quantified.

BUSINESS AND ASSET SALES

The Company and various Group companies have, as part of the Group's asset and business sale program, provided warranties, indemnities and other undertakings and, in some instances, the Company has guaranteed the warranties, indemnities and other obligations of various Group companies, to the purchasers of Group assets and businesses. At this time, it is not possible to quantify the potential financial impact of those warranties, indemnities, undertakings or guarantees upon the economic entity. In particular, a Group company has received a notice from a purchaser of one of its businesses in relation to an indemnity under a sale agreement. No formal proceedings have been initiated and, accordingly, it is not possible at this time to quantify the potential financial impact on the Group.

Simplot Australia Pty Ltd instituted proceedings against the Company and other Group companies in the Supreme Court of Victoria in relation to the sale of the Edgell-Birds' Eye and Herbert Adams Bakeries businesses. Simplot has claimed $20.8 million in damages in relation to alleged breaches of warranty and sought unspecified damages in respect of separate alleged breaches of the Trade Practices Act. The matter remains at the preliminary stage and the substantive issues of the claim are unlikely to proceed to trial this year. The Company believes that it has good grounds for resisting these protracted claims.

12. ENVIRONMENTAL MATTERS

In September 2000, the Company sold its worldwide GNB battery business to Exide Corporation ('Exide'). This transaction was effected by way of a series of stock and asset purchase agreements with various entities and divisions comprising the GNB business.

Under the sale agreements, Pacific Dunlop Holdings (USA) Inc ('PDH(USA)') made certain representations and gave certain warranties about the condition of the GNB facilities and the existence or non-existence of environmental liabilities in the GNB business and agreed to indemnify Exide against costs and expenses incurred as a result of breaches of the representations and warranties or the existence of environmental contamination at or around GNB facilities. Liability for indemnities relating to warranties regarding the environmental condition of the GNB properties sold are contractually limited to the purchase price paid by Exide for GNB, while liabilities relating to unknown or undisclosed conditions on GNB properties sold that may give rise to environmental liabilities are contractually capped at US$40 million.

Although the representations and warranties were made by PDH(USA) and other Ansell entities around the world, to avoid multiple and confusing actions under the various agreements, it was agreed that Exide would have recourse for indemnification only against PDH(USA) in the United States.

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity is material.

In the ordinary course of business, the consolidated entity has maintained comprehensive general liability insurance policies covering its operations and assets. Generally such policies exclude coverage for most environmental liabilities.

127.

Directors' Declaration

In the opinion of the Directors of Ansell Limited, the accompanying concise financial report of the consolidated entity, comprising Ansell Limited and its controlled entities for the year ended 30 June 2002, set out on pages 35 to 45:

(a) has been derived from or is consistent with the financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 Concise Financial Reports.

Signed in accordance with a resolution of the Directors:

E D Tweddell
Director

H Boon
Director

Dated in Melbourne this 3rd day of September 2002

Independent Audit Report on Concise Financial Report

To the members of Ansell Limited,

Scope

We have audited the concise financial report of Ansell Limited and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, industry segments, accompanying notes 1 to 12, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 35 to 45 in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Ansell Limited and its controlled entities for the year ended 30 June 2002.

Our audit report on the full financial report was signed on 3 September 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 Concise Financial Reports issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion the concise financial report of Ansell Limited and its controlled entities for the year ended 30 June 2002 complies with AASB 1039 Concise Financial Reports issued in Australia.

KPMG

William J Stevens
Partner

Dated in Melbourne this 3rd day of September 2002

128

Shareholders

Details of quoted shares held in Ansell Limited as at 20 August 2002.

DISTRIBUTION OF ORDINARY SHAREHOLDERS AND SHAREHOLDINGS

SIZE OF HOLDING	NUMBER OF SHAREHOLDERS		NUMBER OF SHARES	
1 - 1,000	61,276*	83.57	20,076,122	10.77
1,001 - 5,000	10,711	14.61	21,751,155	11.67
5,001 - 10,000	866	1.18	6,156,817	3.30
10,001 - 100,000	416	0.57	10,059,718	5.40
100,001 AND OVER	52	0.07	128,397,568	68.86
	73,321	100%	186,441,380	100%

* Including 8,785 shareholders holding a parcel of shares of less than $500 in value (74 shares), based on market price of $6.76.

Percentage of the total holding of the 20 largest shareholders – 64.94 per cent.

In addition to the foregoing, there were 2,906 members of the Employee Share Plan, holding 677,520 shares, and 1,048 members of the Executive Share Plan, whose shares are paid to five cents each, holding 1,129,200 Plan shares.

Voting rights as governed by the Constitution of the Company provide that each ordinary shareholder present in person or by proxy at a meeting shall have:

(a) on a show of hands, one vote only;

(b) on a poll, one vote for every fully paid ordinary share held.

TWENTY LARGEST SHAREHOLDERS	NO. OF FULLY PAID SHARES	% OF ISSUED CAPITAL
Westpac Custodian Nominees Limited	33,196,320	17.81
National Nominees Limited	26,584,356	14.26
RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/C)	14,293,699	7.67
J P Morgan Nominees Australia Limited	12,449,158	6.68
RBC Global Services Australia Nominees Pty Limited	6,557,287	3.52
MLC Limited	5,502,317	2.95
Queensland Investment Corporation	5,172,768	2.77
AMP Life Limited	2,622,332	1.41
RBC Global Services Australia Nominees Pty Limited (PIIC A/C)	2,121,827	1.14
Citicorp Nominees Pty Limited	2,058,599	1.10
Cogent Nominees Pty Limited	1,909,094	1.02
Commonwealth Custodial Services Limited	1,896,164	1.02
De Bortoli Wines Pty Limited	1,814,327	0.97
ANZ Nominees Limited	1,022,956	0.55
Government Superannuation Office (A/C State Super Fund)	739,549	0.40
HSBC Custody Nominees (Australia) Limited	712,297	0.38
Health Super Pty Ltd	711,758	0.38
Westpac Custodian Nominees Limited (ADR A/C)	671,424	0.36
Equipart Nominees Pty Ltd	517,510	0.28
Argo Investments Limited	508,426	0.27
	121,062,168	64.94

REGISTER OF SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders in the Company and the number of fully paid ordinary shares in which each has an interest, as disclosed in substantial shareholder notices to the Company on the respective dates shown, are as follows:

9 August 2001	Shamrock Holdings of California Inc. and its related bodies corporate	24,428,841	13.13%
3 May 2002	Harris Associates L.P.	9,358,209	5.00%
18 June 2002	Perpetual Trustees Australia Limited	20,542,631	10.98%
21 June 2002	Maple-Brown Abbott Limited	19,139,772	10.23%

Investor Information

ANNUAL REPORT

Ansell's Annual Report consists of two documents – the Annual Review 2002 (incorporating the concise financial report to shareholders) and the Financial Report 2002. The Annual Review details the Company's operations and provides a summary of the financial statements. The financial statements and disclosures in the concise financial report have been derived from the Ansell Limited Financial Report 2002. A more complete understanding of the Group's financial performance, financial position and financing and investing activities can be obtained from the financial report.

All shareholders are entitled to receive a copy of the Annual Review. Those who do not wish to receive a copy of the Annual Review can have their name deleted from the mailing list by advising the Company in writing. A copy of the financial report of the Company and the Consolidated Entities is available and will be sent to shareholders, free of charge, on request.

Alternatively, shareholders can access the Financial Report 2002 and other information on the Company and its activities on the internet from Ansell's website at **www.ansell.com**

CHANGE OF ADDRESS

Shareholders should notify the Company in writing immediately there is a change to their registered address. For added protection, shareholders should quote their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

DIVIDEND

No interim dividend was paid and, in view of the loss recorded in the year and in a further step to rebuild the Company's balance sheet and capacity to fund future growth, no final dividend will be paid for the 2002 fiscal year.

COMPANY DIRECTORY

The Annual Review, and the Company's internet site, are the main sources of information for investors. Shareholders who wish to contact the Company on any matter relating to its activities are invited to contact the most convenient office listed below, or contact the Company via its website at **www.ansell.com**

AUSTRALIA

Att: Investor Relations
Ansell Limited
Level 3, 678 Victoria Street
Richmond VIC 3121
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
Email shareholderenquiries@ap.ansell.com

UNITED STATES

Att: Mr Phil Corke
Ansell Limited
200 Schulz Drive
Red Bank NJ 07701
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114
Email pcorke@ansell.com

ENQUIRIES

Shareholders requiring information about their shareholdings should contact the Company's registry at:

Computershare Investor Services
Level 12
565 Bourke Street
Melbourne VIC 3000
Australia
Telephone (+61 3) 9611 5711
Facsimile (+61 3) 9611 5710
Shareholder Enquiries 1300 850 505

Or visit their website (**www.computershare.com**), where shareholder information can be accessed upon input of the appropriate Holder Identifier details.

LISTINGS

Ansell's shares (Ticker Symbol ANN) are listed on the Australian, New Zealand and London stock exchanges. In the US, Ansell shares are traded in the form of American Depositary Receipts (ADRs) on NASDAQ. Each ADR unit represents four ordinary Ansell shares. Cash dividends for ADRs are paid in US-dollar denominated cheques and stock dividends are issued in the form of ADRs by the administrator of the program. ADR investors requiring information concerning their shareholding should contact:

The Administrator
JPMorgan Chase Bank
Shareholder Services
150 Royall Street
Canton, MA 0202 USA
Telephone (+1 781) 575 4328
Facsimile (+1 781) 575 4082

FINANCIAL CALENDAR – 2003

13 February 2003
Announcement of result for half-year ending 31 December 2002

14 August 2003
Announcement of result for year ending 30 June 2003

10 October 2003
Annual General Meeting

130

Registered Offices

REGISTERED OFFICE

Ansell Limited
ABN 89 004 085 330
Level 3, 678 Victoria Street
Richmond VIC 3121
Australia
Telephone (+61 3) 9270 7270
Facsimile (+61 3) 9270 7300
Email
shareholderenquiries@ap.ansell.com

Secretary
Robert J. Bartlett

Auditors
KPMG

Solicitors
Freehills

ANSELL HEALTHCARE

Ansell – Red Bank
200 Schulz Drive
Red Bank NJ 07701
USA
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114

REGIONAL MARKETING & SALES

Europe
Riverside Business Park
'Spey House'
Internationalelaan 55
1070 Brussels
Belgium
Telephone (+32 2) 528 7501
Facsimile (+32 2) 528 7401

Americas
200 Schulz Drive
Red Bank NJ 07701
USA
Telephone (+1 732) 345 5400
Facsimile (+1 732) 219 5114

Asia Pacific
530 Springvale Road
Glen Waverley VIC 3150
Australia
Telephone (+61 3) 9264 0888
Facsimile (+61 3) 9264 0886

Senior Management

Harry Boon
Managing Director & Chief Executive Officer, Ansell Limited
(Red Bank)

Robert Bartlett
Company Secretary &
General Manager – Corporate
(Richmond)

Paul Cacioli
Senior Vice-President,
Science & Technology
(Shah Alam, Malaysia)

Chan Ah Luan
Vice President – Asian Operations
(Shah Alam, Malaysia)

Phil Corke
Senior Vice-President, Human Resources & Communications
(Red Bank)

David Graham
General Manager – Finance & Treasury
(Richmond)

Scott Papier
Vice-President Global Supply and Logistics
(Red Bank)

William Reilly
Senior Vice-President
& General Counsel
(Red Bank)

Jim Smith
Vice-President, Global Controller
(Red Bank)

Peter Soszyn
Senior Vice-President
& Chief Information Officer
(Red Bank)

Gwynne Woodward
Senior Vice-President
Risk Management
(Red Bank)

Werner Heintz
Senior Vice-President &
Regional Director, Europe
(Brussels)

Neil O'Donnell
Senior Vice-President &
Regional Director, Asia Pacific
(Glen Waverley)

William Reed
Senior Vice-President &
Regional Director, Americas
(Coshocton, Ohio)

A complete copy of the financial statements can be obtained from the Ansell website www.ansell.com

Ansell

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of Ansell Limited will be held at Ballrooms 1, 2 & 3, Hilton on the Park, 192 Wellington Parade, East Melbourne, Victoria, on Friday, 11 October 2002 at 11.00am.

Ansell

Ansell Limited ABN 89 004 085 330

Candidates for election to the Office of Director



DR EDWARD D TWEDDELL
BSc, MBBS (HONS.), FRACGP, FAICD

Dr Tweddell joined the Board in October 2001, and was appointed Deputy Chairman of the Company.

Since becoming Chairman on 30 November 2001, Dr Tweddell has worked closely with the Ansell management team in addressing issues that had carried over from the former Pacific Dunlop structure. He is a co-sponsor of the Company's *Operation Full Potential* program.

Prior to joining the Ansell Board, Dr Tweddell was Group Managing Director and Chief Executive Officer of FH Faulding & Co. Ltd, holding that position until the completion, in October 2001, of the acquisition of Faulding by Mayne Nickless.

Dr Tweddell commenced his career as a medical practitioner. He later joined the multi-national pharmaceutical company, Pfizer International, where he spent ten years primarily involved in medical affairs and drug development in the USA, Canada, Africa-Middle East, and Asia. He then accepted an appointment as President and CEO of a consumer products and healthcare company in Japan before returning to Australia to become Managing Director of Faulding Pharmaceuticals.

Dr Tweddell currently serves on the Boards of National Australia Bank, Australia Post and CSIRO, and brings to the Company significant experience and an intimate knowledge of the healthcare industry internationally.



MR PETER L BARNES
B.COM, MBA MELB

Prior to joining the Board as a non-executive Director in October 2001, Mr Barnes had a long career with one of the world's leading consumer marketing organisations – Philip Morris Companies Inc. His experience with Philip Morris was gained across a number of its wine, soft drink, beer and tobacco businesses in the USA, UK, Asia, and Australia. At the time of his retirement from Philip Morris, Mr Barnes was President of Philip Morris Asia Inc. based in Hong Kong.

Mr Barnes' background includes senior roles in finance, marketing, and general management in the international arena. He is currently Chairman of Samuel Smith and Son Pty Ltd and a Director of Metcash Trading Limited. He also serves on the Federal Government's National Foods Industry Council and is President of the Winemakers Federation of Australia.

In addition to his Board role, Mr Barnes is Chair of the Company's Audit Committee.



MR STANLEY P GOLD
AB, JD

Mr Gold was appointed to the Board in October 2001.

He is President and Chief Executive Officer of Shamrock Holdings, Inc., a US-based company wholly-owned by the Roy E Disney Family, and Ansell's largest shareholder. Mr Gold is also a Director of The Walt Disney Company and Chairman of the Board of Tadiran Communications LTD, an Israeli defence electronics manufacturer.

Prior to joining the Shamrock Group, Mr Gold was a managing partner of Gang, Tyre, Ramer & Brown, Inc., a prominent Los Angeles law firm where, for a number of years, he specialised in corporate acquisitions, sales and financing. During his business career, Mr Gold has served as President and Chairman of a number of companies in the United States and Israel.

Mr Gold brings significant international business experience to the Board and is involved in co-sponsoring the Company's *Operation Full Potential* program.

Ansell Limited ABN 89 004 085 330
Registered Office: Level 3, 678 Victoria Street, Richmond, Victoria 3121
GPO Box 772H, Melbourne, Victoria 3001 Facsimile (+61 3) 9270 7300

Notice of Meeting

Notice is hereby given that the annual general meeting of Ansell Limited will be held in Ballrooms 1, 2 & 3, Hilton on the Park, 192 Wellington Parade, East Melbourne, Victoria, on Friday, 11 October 2002 at 11.00am.

ORDINARY BUSINESS

1 To receive and consider the financial and other reports for the year ended 30 June 2002.

2 To elect three Directors

- Dr E D Tweddell who was appointed a Director on 26 October 2001 retires in accordance with rule 33(f) and being eligible offers himself for re-election.
- Mr P L Barnes who was appointed a Director on 26 October 2001 retires in accordance with rule 33(f) and being eligible offers himself for re-election.
- Mr S P Gold who was appointed a Director on 26 October 2001 retires in accordance with rule 33(f) and being eligible offers himself for re-election.

SPECIAL BUSINESS

3 Grant of options to the Managing Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That approval be given to the grant of 1,000,000 options to Mr Harry Boon, the Managing Director of the Company, upon the terms of the Ansell Limited Stock Incentive Plan and as otherwise set out in the Explanatory Notes accompanying the Notice convening this meeting.'

By order of the Board

R J Bartlett
Secretary

3 September 2002

NOTES

1 In accordance with the ASX Listing Rules, the Company will disregard any votes cast on resolution 3 by any Director or any of his or her associates, except where any such vote is cast by the Director or his or her associate as proxy for a person who is entitled to vote, in accordance with directions on the proxy form.

2 On a poll, shareholders have one vote for every fully paid ordinary share held.

3 Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion or number of the member's voting rights and neither proxy is entitled to vote on a show of hands if more than one proxy attends. A member entitled to attend and vote is entitled to appoint two proxies. If it is desired to appoint two proxies, then an additional proxy form can be obtained from the Ansell Limited Share Registry by telephoning (+61 3) 9615 5970.

4 A proxy need not be a member of the Company.

5 Proxy forms must be signed by a member or the member's attorney or, if a corporation, executed under seal or in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or agent.

6 Proxy forms (and if the appointment is signed by the appointor's attorney, the original authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at its registered office: Level 3, 678 Victoria Street, Richmond, Victoria 3121, or at its postal address: c/- Computershare Investor Services Pty Limited, GPO Box 242E, Melbourne, Victoria 3001, or by facsimile on (+61 3) 9270 7300, not less than 48 hours before the time for holding the meeting.

7 The Board has determined, in accordance with the Company's Constitution and the Corporations Regulations, that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 10.00pm on Wednesday, 9 October 2002.

Explanatory Notes to Shareholders

RESOLUTION 3 –
GRANT OF OPTIONS TO THE MANAGING DIRECTOR

Following the restructuring of the Ansell group of companies over the past 12 months, Ansell is now a business focused on protective products and services in a broader healthcare context.

As a result of this refocusing, the Board considers that the employee and executive share and option plans previously operated by the Company as part of its employee remuneration strategies are no longer appropriate. Accordingly, the Board has taken expert advice in relation to an appropriate form of long-term incentive and as a result intends to adopt a new Stock Incentive Plan following the annual general meeting as a component of its overall employee remuneration and retention strategy.

The ASX requires, under Listing Rule 10.14, that shareholders approve the grant of securities to the Managing Director.

Accordingly, shareholder approval is sought to the grant of options over 1,000,000 unissued ordinary shares in the Company to the Managing Director, Mr Harry Boon, pursuant to the rules of the Ansell Limited Stock Incentive Plan and otherwise on the terms and conditions set out in this Notice.

The Board's approach to remuneration for the Managing Director is to place a large proportion of his remuneration at risk, based on the Company's performance. In the case of Mr Boon, remuneration at risk comprises the option package for which shareholder approval is sought and short-term incentives, based on particular criteria agreed with the Board.

It is proposed that the options will be granted by the Board following receipt of shareholder approval. In order to ensure that the senior management team is focused on achieving the targets endorsed by the Board, the terms and conditions of the options to be granted to Mr Boon are substantially the same as those attaching to options to be granted to the other members of the senior management team.

Shareholders are not being asked to approve the terms of the Plan itself, nor the grant of options to other executives, which will occur following this meeting.

EXERCISE PRICE

Each option will be issued for no consideration on grant. When Mr Boon exercises his options he must pay A$6.32 for each share he acquires (Exercise Price). The Exercise Price was the average closing price of the Company's shares on the ASX over the five trading days preceding 12 April 2002, being the date that Mr Boon was appointed as Chief Executive Officer.

PERFORMANCE HURDLE

The options will be granted in two equal tranches of 500,000 options. Each tranche is independent of the other. The first tranche may only be exercised if a hurdle applicable to the 2003 financial year is achieved. The second tranche may only be exercised if a hurdle applicable to the 2004 financial year is achieved.

The hurdles for the two financial years are tied to earnings before interest, tax and amortisation (EBITA) milestones for the Ansell Healthcare business.** These hurdles are fundamental to what needs to be achieved in order to deliver the commitments made to shareholders under the Company's *Operation Full Potential* program announced to shareholders at the General Meeting held on 12 April 2002. The commitments announced at the General Meeting were:

- double digit growth in EBITA of the Ansell Healthcare business** for the 2002-3 financial year; and
- 50% EBITA growth of the Ansell Healthcare business** by the 2004-5 financial year (at constant exchange rates) over that achieved in the 2000-1 financial year.

EXERCISE PERIOD

If the performance hurdle for Tranche 1 is satisfied in relation to the 2002-3 financial year, those options may be exercised after 30 June 2004 and prior to 30 June 2006. If the performance hurdle for Tranche 2 is satisfied in relation to the 2003-4 financial year, those options may be exercised after 30 June 2005 and prior to 30 June 2006.

The Board is of the view (and has taken expert advice to the effect) that dividing the options into tranches, applying performance hurdles to each tranche and delaying the exercise for one year after each performance requirement has been satisfied, combined with the Board's focus on proper accounting and audit processes having regard to the jurisdictions in which the Company reports, will ensure that the options have the desired incentive impact rather than any unintended consequences as recently evidenced in a minority of companies.

Unless the Company's performance generates shareholder value Mr Boon will receive no benefit. However, the hurdles do impose a real, achievable target for Mr Boon. If Mr Boon satisfies either performance hurdle, shareholders will also have benefited from the Company's performance.

EXPIRY OF OPTIONS

Each option will lapse if not exercised on or before 30 June 2006. If Mr Boon's employment with the Company ceases (for any reason) before a performance hurdle has been achieved then the options in that tranche will lapse.

OTHER TERMS

No financial assistance will be provided by the Company to Mr Boon in connection with the Plan.

Options in general are not transferable.

Shares issued on exercise of the options will be of the same class and will rank equally with all ordinary shares on issue at the date of exercise, except in relation to rights which attach to shares as a result of a record date occurring before the exercise of options.

If any capital readjustment, subdivision or consolidation of the Company's shares occurs, the rules of the Plan provide for the Board, subject to relevant Listing Rules and laws, to adjust the number of shares or Exercise Price of unexercised options. The Plan rules in general provide that the options vest in the case of a change in control (e.g. a takeover) of the Company.

Neither Mr Boon, nor any other executive, has previously received any options (or other awards) under the Plan. Mr Boon is presently the only executive Director of the Company and is therefore the only Director entitled to participate in the Plan.

Mr Boon currently holds 120,000 options carried over from a Pacific Dunlop plan. Those options were granted in 1997, have an exercise price of $16.50, are subject to performance hurdles that have not been satisfied, and expire on 11 December 2002.

ACCOUNTING TREATMENT

The Company is cognisant of the current debate regarding the accounting treatment of share and option plans. The Company acknowledges that the grant of options entails a cost to the Company and intends to account for that cost in accordance with the consensus view ultimately reached by the accounting bodies in the jurisdictions in which the Company reports.

VOTING EXCLUSION STATEMENT

In accordance with the Listing Rules, the Company will disregard any votes cast on resolution 3 by any Director or any of his or her associates, except where any such vote is cast by the Director or his or her associate as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form.

A copy of the draft Rules of the Ansell Limited Stock Incentive Plan may be requested from the Company Secretary.

**EBITA of Ansell Healthcare excludes the effect of matters carried over from the previous Pacific Dunlop Limited structure.

Ansell

ANSELL LIMITED ABN 89 004 085 330

Level 3, 678 Victoria Street, MELBOURNE VIC 3121. Fax 61 3 9270 7300

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

as my/our proxy to vote in accordance with the following directions or failing the person named, or if no person is named, the Chairman of the Meeting, at the Annual General Meeting of Ansell Limited to be held at 11.00am on Friday, 11 October 2002 and at any adjournment or postponement of that meeting.

*** IMPORTANT - Please mark this box for your vote to count for item 3.** The Chairman (and each other Director) is deemed by the ASX Listing Rules to have an interest in item 3 on the Notice of Meeting. If the Chairman of the meeting is your proxy and you have not directed him how to vote, the ASX Listing Rules require that you mark this box.

By marking this box, you acknowledge that the Chairman may exercise your proxy even though he may have an interest in the outcome of the resolution and votes cast by him other than as a proxy will be disregarded because of that interest. Failure to mark this box will mean your shares cannot be voted on item 3 and will not be counted in computing the required majority if a poll is called on that item.

Voting directions to your proxy - please mark X to indicate your directions

Ordinary Business - Election of Directors		For	Against	Abstain**
Item 2.(a)	To re-elect Dr E D Tweddell as a Director			
Item 2.(b)	To re-elect Mr P L Barnes as a Director			
Item 2.(c)	To re-elect Mr S P Gold as a Director			

Special Business		For	Against	Abstain**
Item 3.*	Grant of Options to the Managing Director			

**** Should you wish to direct your proxy how to vote or abstain from voting on any resolution please insert a mark in the appropriate box.** If you mark the abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, and your shares will not be counted in computing the required majority on a poll. The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of Business on the Notice of Meeting.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of shares for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

137

ANN 7 R P

How to complete this Proxy Form

1 Your Name and Address
This is your name and address as it appears on the share register of Ansell Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy
If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of Ansell Limited.

3 Votes on Items of Business
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. In relation to item 3, any votes cast by any director of Ansell Limited or any associate of that director will be disregarded unless there is a clear instruction on the Proxy Form as to how those shares can be voted. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy
If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the share registry of Ansell Limited on 1300 850 505 within Australia or 61 3 9615 5970 for overseas or you may copy this form.

Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

To appoint a second proxy you must:
(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointment does not specify the percentage or number of the shareholders' voting rights each proxy may exercise, each proxy may exercise half the votes.
(c) return both forms together in the same envelope.

5 Authorised Signature(s)
You must sign this form as follows in the spaces provided:

Individuals: where the holding is in one name, the shareholder must sign.

Joint Holding: where the holding is in more than one name all of the shareholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be executed in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or attorney.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 11.00am on Wednesday, 9 October 2002. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:
- by posting, delivery or facsimile to Ansell Limited share registry at the address opposite, or
- by delivery or facsimile to the Registered Office of Ansell Limited

Ansell Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: September 19, 2002